006 Annual Report



FOCUSED ON SHAREHOLDER VALUE



OUR MISSION

Our mission is to provide, in partnership with government, a meaningful public service, by operating the highest quality, full service adult corrections company in the United States.

WHO WE ARE

As the nation's largest owner and operator of privatized correctional and detention facilities, we currently operate 64 facilities, including 40 company-owned facilities, with a total design capacity of over 72,000 beds in 19 states and the District of Columbia. We specialize in owning, operating and managing prisons and other correctional and detention facilities, and providing inmate residential and prisoner transportation services for governmental agencies. We also offer a variety of rehabilitation and educational programs intended to help reduce recidivism and to prepare inmates for their successful re-entry into society.



REVENUE
(in millions)
$1,500
1,250
1,000
750
500
250
0
'04
'05
'06



ADJUSTED DILUTED EARNINGS PER SHARE*
$2.00
1.50
1.00
.50
0
'04
'05
'06



OPERATING INCOME
(in millions)
$240
180
120
60
0
'04
'05
'06

**GAAP EPS was $1.04, $0.83 and $1.71 in 2004, 2005 and 2006, respectively. Please refer to the Calculation of Adjusted Diluted Earnings Per Share included in the Appendix Section to this Annual Report.*



HIGHLIGHTS

January 2006
Replaced $125 million senior secured revolving credit facility with a new $150 million senior secured revolving credit facility.

Issued $150 million 6.75% senior notes due 2014.

February 2006
Entered into Inter-Governmental Services Agreement with the City of Eloy to house Immigration and Customs Enforcement ("ICE") detainees at our 1,500-bed Eloy Detention Center in Eloy, Arizona.

Reactivated our 1,440-bed North Fork Correctional Facility in Sayre, Oklahoma due to increasing demand.

Commenced construction of 1,896-bed Saguaro Correctional Facility in Eloy, Arizona.

April 2006
Selected for the continued management of the 1,150-bed Bay County Jail and Annex in Panama City, Florida.

Selected for the continued management and expansion of the 893-bed Lake City Correctional Facility in Lake City, Florida.

May 2006
Commenced contract with ICE to provide housing for families at our 512-bed T. Don Hutto Residential Center, in Taylor, Texas.

Awarded contract with the New Mexico Department of Corrections to operate and manage the 192-bed state-owned Camino Nuevo Correctional Facility in Albuquerque, New Mexico.

June 2006
Awarded contract to house up to 600 Wyoming inmates at our North Fork Correctional Facility.

July 2006
Entered into an Inter-Governmental Services Agreement with Stewart County, Georgia to house ICE detainees at our 1,524-bed Stewart Detention Center in Lumpkin, Georgia.

Completed construction of our new 1,596-bed Red Rock Correctional Center.

September 2006
The Board of Director's declared a 3-for-2 stock split.

October 2006
Entered into a new agreement with the state of California Department of Corrections and Rehabilitation to house California inmates at several CCA facilities.

November 2006
Entered into two Implementation Agreements with state of Colorado for the 720-bed expansion of our Bent County Correctional Facility in Las Animas, Colorado and the 720-bed expansion of our Kit Carson Correctional Center in Burlington, Colorado.

December 2006
Entered into a new agreement with Bent County, Colorado, to house up to 720 Colorado inmates at our North Fork Correctional Facility under an Inter-Governmental Services Agreement between Bent County and the Colorado Department of Corrections.



LETTER TO SHAREHOLDERS

We achieved strong financial results in 2006 as increased demand filled a substantial portion of available beds and enabled us to advance our strategy of developing new bed capacity. We were also successful in implementing operational efficiencies while adhering to our steadfast commitment to provide safe and secure correctional and detention facilities. We believe these accomplishments were reflected in our stock price, which rose 51.1% during 2006.

Our outlook for 2007 is also positive. We expect that growth in the projected inmate population and limited development of new prison beds by the public sector will be favorable to the private corrections industry. As the industry leader, we believe we are uniquely positioned to capitalize on these trends by expanding total bed capacity, improving our pricing leverage and providing our customers a "just-in-time" solution for their inmate management needs.

RECORD FINANCIAL RESULTS

During 2006, we generated $1.3 billion in revenues, the highest in our company's history. We continued to benefit from further improvement in industry fundamentals and executed our strategy to take advantage of these opportunities. We entered 2006 with over 5,100 available beds and added 1,596 beds through new development. We entered 2007 with approximately 2,300 available beds, many of which are under contract or with strong indications of interest from new and existing customers. Our compensated man-days, or the number of days we are compensated for the occupancy of one inmate, rose 7.4% to 24.9 million compared with 23.2 million compensated man-days in 2005. The increase in man-days resulted in substantial revenue growth, excellent cash flow growth and strong earnings growth during 2006.

Higher occupancy rates enabled us to leverage our fixed expenses. During 2006, our average occupancy was 94.9% compared with 91.4% in 2005. As facility occupancy rises, we are able to leverage a significant portion of our fixed expenses over a higher inmate population. This fixed cost leverage contributed to a slight decrease in fixed expenses of 0.3% per compensated man-day and total expense growth of only 1.1% per compensated man-day. This leverage also contributed to the 200 basis point increase in facility operating margins to 27.3% in 2006 compared with 25.3% in 2005. Net income increased from $50.1 million in 2005, or $0.83 per diluted share, to $105.2 million in 2006, or $1.71 per diluted share. Finally, adjusted free cash flow increased to $180.6 million, an increase of 40.9% from $128.2 million, while earnings per diluted share, excluding special items, increased 41.0% to $1.72 from $1.22.



As the nation's largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the world, we have a very high profile in the corrections market due to our performance, experience, flexibility and value.

We believe the combined capacity of CCA and our private competitors is not sufficient to meet the projected demand for prison beds. To capitalize on this opportunity, we have implemented initiatives to maximize capacity at existing facilities and have begun an aggressive program to construct additional beds through expansions and new facility development.


NS
CORRECTI

STRONG DEMAND FOR NEW BEDS

We continue to see a positive shift in the supply and demand for bed space in the corrections industry. Demand is rising, government funding of corrections operating budgets is increasing and the supply of available beds is limited. As a result of these trends, CCA is benefiting from improved pricing leverage and an opportunity to capture additional market share from state and federal agencies.

Business from both our state and federal customers grew significantly during 2006, and business from these customers is expected to continue to grow. According to a recent private study conducted by the Pew Charitable Trusts, "Public Safety, Public Spending – Forecasting America's Prison Population 2007 - 2011", prison populations will increase by more than 192,000 inmates in state and federal prisons by 2011.

The study estimates that prison populations within the 20 states with which we currently do business will grow by more than 47,000 inmates by 2008 and by approximately 98,000 inmates by 2011, accounting for more than half of the nation's expected growth. Our research indicates that these states will add only about 4,000 low to medium security prison beds over the next three years based on existing plans and approved funding. As states continue to face competition for funding, we believe our ability to provide just-in-time beds will be a more cost-effective and attractive solution to meet their increasing demand for additional bed capacity.

** Please refer to the Calculation of Adjusted EBITDA and Adjusted Free Cash Flow included in the Appendix Section to this Annual Report.*



STOCK PRICE
(at 12/31)
$50
40
30
20
10
0
'04 '05 '06
ADJUSTED EBITDA
(in millions*)
$300
250
200
150
100
50
0
'04 '05 '06
ADJUSTED FREE CASH FLOW
(in millions*)
$200
150
100
50
0
'04 '05 '06

California was a new customer to CCA in 2006 and represents a significant potential opportunity for our company due to substantial overcrowding in the State's prisons. In early 2007, a California court ruled that the out-of-state placement of inmates was unlawful. The state's Attorney General stated that it was his intention to file an appeal regarding this ruling and the outcome is uncertain as of this writing. Although we cannot predict the ultimate outcome of these court challenges, we stand ready to assist California with their correctional needs should the State prevail.

In addition, we anticipate increasing demand from our federal customers due to overcrowding in many facilities, combined with an increase in proposed funding for additional prison beds in the federal system. CCA provides services to all three federal agencies – the Federal Bureau of Prisons (BOP), the United States Marshals Service (USMS), and the U.S. Immigration and Customs Enforcement (ICE).

The BOP is currently operating at about 134% of capacity and we expect overcrowding to remain an issue as their projected inmate populations continue to grow. The President's recently proposed fiscal year 2008 budget requests $824 million for contract confinement, including funding to expand by more than 1,100 the number of prison beds provided by public and private correctional institutions.

The Office of the Detention Trustee, which has budgetary responsibility for the USMS, has also experienced growth in its prisoner population as arrests of illegal immigrants charged with federal crimes has grown. The President's 2008 budget has a proposed increase of about $188 million over 2007 levels to fund new beds, which we believe will be outsourced.

Finally, the Department of Homeland Security has also increased its efforts to secure America's borders and reduce illegal immigration through its Secure Border Initiative. The 2008 proposed budget expands funding for ICE beds from 27,500 to approximately 28,450 detention beds and increases funding for 3,000 new border patrol agents. We believe these initiatives should result in increased demand for detention beds.

CCA DEVELOPMENT FOCUSED ON GROWING DEMAND

We believe the combined capacity of CCA and our private competitors is not sufficient to meet the projected demand for prison beds. To capitalize on this opportunity, we have implemented initiatives to maximize capacity at existing facilities and have begun an aggressive program to construct additional beds through expansions and new facility development.

During 2006, we broke ground on a new facility and planned expansions at several of our existing facilities. At the beginning of 2007, we had approximately 2,300 owned beds in our existing inventory

William Andrews, left
and John Ferguson



of available beds, almost 6,000 beds under development, and plans for another 4,000 to 6,000 beds targeted to be underway for delivery in 2008 and 2009. We believe the addition of all of these new beds will be the primary drivers of our company's earnings growth for the next several years.

In July 2006 we opened our new 1,596-bed Red Rock Correctional Center in Eloy, Arizona. The center features new design concepts that employ state-of-the art technology. Capacity at the new facility is currently being utilized primarily by inmates from Alaska and Hawaii.

During 2006 we began construction of the Saguaro Correctional Facility, a new 1,896-bed facility in Eloy, Arizona, that is on schedule for completion in mid-2007. We expect the facility to be occupied solely by inmates from the state of Hawaii, one of our long-standing customers, as we plan to relocate Hawaiian inmates from our Diamondback Correctional Facility in Oklahoma and our Tallahatchie County Correctional Facility in Mississippi to the new Saguaro facility. We are optimistic we will be able to fill the beds vacated at our Diamondback and Tallahatchie facilities due to increasing demand for beds from other state and federal customers.

In addition to the new Red Rock and Saguaro facilities, we are expanding several existing facilities by approximately 4,000 beds. The new beds are expected to come on-line throughout 2007 and during the first half of 2008. Roughly 2,600 of these beds are being developed for specific customers; however, none has a guarantee of occupancy. We are optimistic that the remaining expansion beds will be utilized by federal and state customers.

In addition to these new beds, we are actively working on identifying new sites for prison development. During 2007, it is our desire to add an additional 4,000 to 6,000 new beds through a combination of existing facility expansions and new development opportunities.

FINANCIAL FLEXIBILITY TO FUND CONSTRUCTION OF NEW BEDS

We believe our strong financial position combined with our cash flow from operations provide us with the financial flexibility to comfortably meet our development and expansion plans without stressing our capital structure. Over the past few years, we reduced significantly our exposure to variable rate debt, eliminated all of our subordinated indebtedness, lowered our interest obligations associated with our outstanding debt, and extended our total weighted average debt maturities. We also obtained greater flexibility for incurring indebtedness, capital expenditures, and permitted acquisitions. Additionally, we expanded our borrowing capacity with a new revolving credit facility that is no longer secured with liens on our real estates assets and instead, is collateralized primarily with security interests in our accounts receivable and deposit accounts. At December 31, 2006, all of our outstanding debt was at fixed rates of interest with a total weighted average stated interest rate of 6.9% and a total weighted average debt maturity of 5.5 years. Our success in these efforts was highlighted in early 2007 when Standard & Poor's Ratings Services and Moody's Investors Service again raised our credit ratings.

"CCA has an extraordinary opportunity to build shareholder value through the development of new beds to meet strong market demand, improve operating margins and provide flexible solutions to the ever changing needs of our customers."

John Ferguson



OPPORTUNITIES TO IMPROVE OPERATING MARGINS

The imbalance in the supply and demand for beds in 2006 was evident in CCA's average revenue per compensated man-day rising by 4.0% during the year. We expect this environment will continue and allow us to negotiate attractive pricing on new contracts. We also expect to obtain favorable per diem increases from existing contracts that will be renegotiated over the next several years.

Additionally, we remain focused on improving our operating efficiency and containing our costs. During 2007, we will continue the implementation of our IMS2 inmate management system. Our proprietary program is a technological advancement in the processing of numerous security and medical related transactions taking place in our facilities on a daily basis. We also continue to standardize "best practices" across our facilities to improve the delivery of our services and to implement strategies designed to reduce employee turnover. We believe these initiatives will help control expenses, improve operating margins, and increase customer satisfaction.

BUILDING SHAREHOLDER VALUE

As the nation's largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the world, we have a very high profile in the corrections market due to our performance, experience, flexibility and value. We plan to leverage these strengths to grow revenues and earnings in the future. CCA has an extraordinary opportunity to build shareholder value through the development of new beds to meet strong market demand, improve operating margins and provide flexible solutions to the ever changing needs of our customers.

The successful delivery of these services is a credit to our more than 16,000 associates who are responsible for the operations in our 64 facilities. They provide a very high level of service and security on a schedule that operates 24 hours per day – 365 days per year. We are very proud of the meaningful public service they deliver every day.

We appreciate your interest in Corrections Corporation of America and look forward to sharing our success with you in the future.

John Ferguson
President and CEO

William Andrews
Chairman of the Board

BOARD OF DIRECTORS

William Andrews
Chairman of the Board
Executive Committee
Principal, Kohlberg and Company

John Ferguson
Vice Chairman of the Board
President and CEO
Executive Committee, Chairman

Donna Alvarado
Director
Audit Committee
President, Aguila International

Lucius Burch, III
Director
Audit Committee, and Executive Committee
Chairman and CEO, Burch Investment Group

John Correnti
Director
Compensation Committee
CEO, SeverCorr, LLC

John Horne
Director
Compensation Committee
Retired Chairman, Navistar International Corporation

C. Michael Jacobi
Director
Audit Committee, Chairman
Owner and President
Stable House, LLC

Thurgood Marshall, Jr.
Director
Nominating and Governance Committee
Partner, Bingham McCutchen LLP

Charles Overby
Director
Audit Committee, Nominating and Governance Committee, Chairman
Chairman and CEO, The Freedom Forum

John Prann, Jr.
Director
Compensation Committee
Retired President and CEO, CRL, Inc.

Joseph Russell
Director
Compensation Committee, Chairman, Executive Committee, and Nominating and Governance Committee
President and CFO, Elan-Polo, Inc.

Henri Wedell
Director
Audit Committee
Retired Senior Vice President of Sales, The Robinson Humphrey Co.


Andrews


Ferguson


Alvarado


Burch


Correnti


Horne


Jacobi


Marshall


Overby


Prann


Russell


Wedell

OFFICERS

John Ferguson
President and Chief Executive Officer

Kenneth Bouldin
Executive Vice President and Chief Development Officer

Todd Mullenger
Executive Vice President and Chief Financial Officer

G.A. Puryear IV
Executive Vice President, General Counsel and Secretary

William Rusak
Executive Vice President and Chief Human Resources Officer

Richard Seiter
Executive Vice President and Chief Corrections Officer

David Garfinkle
Vice President, Finance


Ferguson


Bouldin


Mullenger


Puryear


Rusak


Seiter


Garfinkle

CCA Facilities

OWNED AND MANAGED FACILITIES:

Central Arizona Detention Center
Florence, Arizona

Eloy Detention Center
Eloy, Arizona

Florence Correctional Center
Florence, Arizona

Red Rock Correctional Center
Eloy, Arizona

California City Correctional Center
California City, California

San Diego Correctional Facility
San Diego, California

Bent County Correctional Facility
Las Animas, Colorado

Crowley County Correctional Facility
Olney Springs, Colorado

Huerfano County Correctional Center
Walsenburg, Colorado

Kit Carson Correctional Center
Burlington, Colorado

Coffee Correctional Facility
Nicholls, Georgia

McRae Correctional Facility
McRae, Georgia

Stewart County Correctional Facility
Lumpkin, Georgia

Wheeler Correctional Facility
Alamo, Georgia

Leavenworth Detention Center
Leavenworth, Kansas

Lee Adjustment Center
Beattyville, Kentucky

Marion Adjustment Center
St. Mary, Kentucky

Otter Creek Correctional Center
Wheelwright, Kentucky

Prairie Correctional Facility
Appleton, Minnesota

Tallahatchie County Correctional Facility
Tutwiler, Mississippi

Crossroads Correctional Center
Shelby, Montana

Cibola County Corrections Center
Milan, New Mexico

New Mexico Women's Correctional Facility
Grants, New Mexico

Torrance County Detention Facility
Estancia, New Mexico

Northeast Ohio Correctional Center
Youngstown, Ohio

Cimarron Correctional Facility
Cushing, Oklahoma

Davis Correctional Facility
Holdenville, Oklahoma

Diamondback Correctional Facility
Watonga, Oklahoma

North Fork Correctional Facility
Sayre, Oklahoma

West Tennessee Detention Facility
Mason, Tennessee

Shelby Training Center
Memphis, Tennessee

Whiteville Correctional Facility
Whiteville, Tennessee

Bridgeport Pre-Parole Transfer Facility
Bridgeport, Texas

Eden Detention Center
Eden, Texas

Houston Processing Center
Houston, Texas

Laredo Processing Center
Laredo, Texas

Webb County Detention Center
Laredo, Texas

Mineral Wells Pre-Parole Transfer Facility
Mineral Wells, Texas

T. Don Hutto Residential Center
Taylor, Texas

D.C. Correctional Treatment Facility
Washington, D.C.

MANAGED ONLY FACILITIES:

Bay Correctional Facility
Panama City, Florida

Bay County Jail and Annex
Panama City, Florida

Citrus County Detention Facility
Lecanto, Florida

Gadsden Correctional Institution
Quincy, Florida

Hernando County Jail
Brooksville, Florida

Lake City Correctional Facility
Lake City, Florida

Idaho Correctional Center
Boise, Idaho

Marion County Jail
Indianapolis, Indiana

Winn Correctional Center
Winnfield, Louisiana

Delta Correctional Facility
Greenwood, Mississippi

Wilkinson County Correctional Facility
Woodville, Mississippi

Elizabeth Detention Center
Elizabeth, New Jersey

Camino Nuevo Correctional Facility
Albuquerque, New Mexico

Silverdale Facilities
Chattanooga, Tennessee

South Central Correctional Center
Clifton, Tennessee

Metro-Davidson County Detention Facility
Nashville, Tennessee

Hardeman County Correctional Facility
Whiteville, Tennessee

B. M. Moore Correctional Center
Overton, Texas

Bartlett State Jail
Bartlett, Texas

Bradshaw State Jail
Henderson, Texas

Dawson State Jail
Dallas, Texas

Diboll Correctional Center
Diboll, Texas

Lindsey State Jail
Jacksboro, Texas

Willacy State Jail
Raymondville, Texas

FACILITIES UNDER DEVELOPMENT:

Saguaro Correctional Facility
Eloy, Arizona

FINANCIAL SECTION TABLE OF CONTENTS

SELECTED FINANCIAL DATA

The following selected financial data for the five years ended December 31, 2006, was derived from our consolidated financial statements and the related notes thereto. This data should be read in conjunction with our audited consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Our audited consolidated financial statements, including the related notes, as of December 31, 2006 and 2005, and for the years ended December 31, 2006, 2005, and 2004 are included in this annual report.

SELECTED HISTORICAL FINANCIAL INFORMATION

(in thousands, except per share data)

	For the Years Ended December 31,				
STATEMENT OF OPERATIONS:	**2006**	2005	2004	2003	2002
Revenue:					
Management and other	**$ 1,326,881**	$ 1,188,649	$ 1,122,542	$ 1,003,865	$ 906,556
Rental	**4,207**	3,991	3,845	3,742	3,701
Total revenue	**1,331,088**	1,192,640	1,126,387	1,007,607	910,257
Expenses:					
Operating	**973,893**	898,793	850,366	747,800	694,372
General and administrative	**63,593**	57,053	48,186	40,467	36,907
Depreciation and amortization	**67,673**	59,882	54,445	52,884	53,417
Total expenses	**1,105,159**	1,015,728	952,997	841,151	784,696
Operating income	**225,929**	176,912	173,390	166,456	125,561
Other (income) expense:					
Interest expense, net	**58,783**	63,928	69,177	74,446	87,393
Expenses associated with debt refinancing and recapitalization transactions	**982**	35,269	101	6,687	36,670
Change in fair value of derivative instruments	**-**	-	-	(2,900)	(2,206)
Other (income) expense	**(224)**	263	943	(414)	(359)
Income from continuing operations before income taxes and cumulative effect of accounting change	**166,388**	77,452	103,169	88,637	4,063
Income tax (expense) benefit	**(61,149)**	(26,888)	(41,514)	52,352	63,284
Income from continuing operations before cumulative effect of accounting change	**105,239**	50,564	61,655	140,989	67,347
Income (loss) from discontinued operations, net of taxes	**-**	(442)	888	794	5,013
Cumulative effect of accounting change	**-**	-	-	-	(80,276)
Net income (loss)	**105,239**	50,122	62,543	141,783	(7,916)
Distributions to preferred stockholders	**-**	-	(1,462)	(15,262)	(20,959)
Net income (loss) available to common stockholders	**$ 105,239**	$ 50,122	$ 61,081	$ 126,521	$ (28,875)

SELECTED HISTORICAL FINANCIAL INFORMATION

(in thousands, except per share data)
(continued)

	For the Years Ended December 31,				
	2006	2005	2004	2003	2002
Basic earnings (loss) per share:					
Income from continuing operations before cumulative effect of accounting change	$ **1.76**	$ 0.88	$ 1.14	$ 2.60	$ 1.11
Income (loss) from discontinued operations, net of taxes	-	(0.01)	0.02	0.02	0.12
Cumulative effect of accounting change	-	-	-	-	(1.93)
Net income (loss) available to common stockholders	$ **1.76**	$ 0.87	$ 1.16	$ 2.62	$ (0.70)
Diluted earnings (loss) per share:					
Income from continuing operations before cumulative effect of accounting change	$ **1.71**	$ 0.84	$ 1.02	$ 2.28	$ 1.01
Income (loss) from discontinued operations, net of taxes	-	(0.01)	0.02	0.02	0.10
Cumulative effect of accounting change	-	-	-	-	(1.66)
Net income (loss) available to common stockholders	$ **1.71**	$ 0.83	$ 1.04	$ 2.30	$ (0.55)
Weighted average common shares outstanding:					
Basic	**59,857**	57,713	52,589	48,368	41,504
Diluted	**61,529**	60,423	59,671	57,074	48,312

BALANCE SHEET DATA:	December 31,				
	2006	2005	2004	2003	2002
Total assets	$ **2,250,860**	$ 2,086,313	$ 2,023,078	$ 1,959,028	$ 1,874,071
Total debt	$ **976,258**	$ 975,636	$ 1,002,295	$ 1,003,428	$ 955,959
Total liabilities	$ **1,201,179**	$ 1,169,682	$ 1,207,084	$ 1,183,563	$ 1,140,073
Stockholders' equity	$ **1,049,681**	$ 916,631	$ 815,994	$ 775,465	$ 733,998

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This annual report contains statements that are forward-looking statements as defined within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give our current expectations of forecasts of future events. All statements other than statements of current or historical fact contained in this annual report, including statements regarding our future financial position, business strategy, budgets, projected costs, and plans and objectives of management for future operations, are forward-looking statements. The words "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "plan," "projects," "will," and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements are based on our current plans and actual future activities, and our results of operations may be materially different from those set forth in the forward-looking statements. In particular these include, among other things, statements relating to:

- fluctuations in operating results because of changes in occupancy levels, competition, increases in cost of operations, fluctuations in interest rates and risks of operations;
- changes in the privatization of the corrections and detention industry and the public acceptance of our services;
- our ability to obtain and maintain correctional facility management contracts, including as the result of sufficient governmental appropriations, inmate disturbances, and the timing of the opening of new facilities and the commencement of new management contracts as well as our ability to utilize current available beds and new capacity as development and expansion projects are completed;
- increases in costs to develop or expand correctional facilities that exceed original estimates, or the inability to complete such projects on schedule as a result of various factors, many of which are beyond our control, such as weather, labor conditions, and material shortages, resulting in increased construction costs;
- changes in government policy and in legislation and regulation of the corrections and detention industry that adversely affect our business;
- the availability of debt and equity financing on terms that are favorable to us; and
- general economic and market conditions.

Any or all of our forward-looking statements in this annual report may turn out to be inaccurate. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. They can be affected by inaccurate assumptions we might make or by known or unknown risks, uncertainties and assumptions, including the risks, uncertainties and assumptions described in "Risk Factors" as described in our Form 10-K filed with the Securities and Exchange Commission.

In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this annual report may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements. When you consider these forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this annual report, including in "Management's Discussion and Analysis of Financial Condition and Results of Operations".

Our forward-looking statements speak only as of the date made. We undertake no obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained in this annual report.

This page intentionally left blank.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including, but not limited to, those described under "Risk Factors" and included in other portions of the Form 10-K filed with the Securities and Exchange Commission.

OVERVIEW

As of December 31, 2006, we owned 43 correctional, detention and juvenile facilities, three of which we lease to other operators. We currently operate 64 facilities, with a total design capacity of approximately 72,000 beds in 19 states and the District of Columbia. We are the nation's largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the United States behind only the federal government and three states. Our size and experience provide us with significant credibility with our current and prospective customers, and enables us to generate economies of scale in purchasing power for food services, health care and other supplies and services we offer to our customers.

We are compensated for operating and managing prisons and correctional facilities at an inmate per diem rate based upon actual or minimum guaranteed occupancy levels. The significant expansion of the prison population in the United States has led to overcrowding in the federal and state prison systems, providing us with opportunities for growth. Federal, state, and local governments are constantly under budgetary constraints putting pressure on governments to control correctional budgets, including per diem rates our customers pay to us. Although budgetary constraints have been somewhat alleviated recently, governments continue to experience many significant spending demands which have constrained correctional budgets limiting their ability to expand existing facilities or construct new facilities. We believe the outsourcing of prison management services to private operators allows governments to manage increasing inmate populations while simultaneously controlling correctional costs and improving correctional services. We believe our customers discover that partnering with private operators to provide residential services to their inmates introduces competition to their prison system, resulting in improvements to the quality and cost of corrections services throughout their correctional system. Further, the use of facilities owned and managed by private operators allows governments to expand prison capacity without incurring large capital commitments required to increase correctional capacity.

We also believe that having beds immediately available to our customers provides us with a distinct competitive advantage when bidding on new contracts. While we have been successful in winning contract awards to provide management services for facilities we do not own, and will continue to pursue such management contracts, we believe the most significant opportunities for growth are in providing our government partners with available beds within facilities we currently own or that we develop. We also believe that owning the facilities in which we provide management services enables us to more rapidly replace business lost compared with managed-only facilities, since we can offer the same beds to new and existing customers and, with customer consent, may have more flexibility in moving our existing inmate populations to facilities with available capacity. Our management contracts generally provide our customers with the right to terminate our management contracts at any time without cause.

As of December 31, 2006, we had four owned correctional facilities, our Stewart County Correctional Facility, our North Fork Correctional Facility, our Florence Correctional Center, and our newly constructed Red Rock Correctional Center that provided us with approximately 1,900 available beds. We have recently entered into several management contracts that are expected to result in the utilization of a substantial portion of these beds. As a result of persistent demand from both our federal and state customers, the utilization of a significant portion of our available beds, and the expectation of an environment that continues to be constrained with a limited supply of available prison beds, we have intensified our efforts to deliver new bed capacity through the development of new prison facilities and the expansion of certain of our existing facilities.

During 2006, we completed construction of our new 1,596-bed Red Rock Correctional Center in Eloy, Arizona. During 2005 we commenced construction of the new 1,896-bed Saguaro Correctional Facility adjacent to the Red Rock facility. This new facility is expected to be complete mid-2007. During 2006 and early 2007, we also announced our intention to expand six of the facilities we own by an aggregate of 2,985 beds as a result of increasing demand from our existing customers. We expect these expansions to be complete at various times over the next 18 months. We are also actively pursuing a number of additional sites for new prison development. We believe it is feasible to begin development of an additional 4,000 to 6,000 new prison beds during the course of the next year.

Certain of our customers have also engaged us to expand certain facilities they own that we manage for them. We are funding a 360-bed expansion of one such facility, which was substantially completed during the first quarter of 2007, while another customer is funding the expansion of two of their facilities aggregating 619 beds.

Although we have identified potential customers for a substantial portion of these new beds, we can provide no assurance that these beds will be utilized. Further, none of the customers that we expect to fill the expansion beds has provided a guarantee of occupancy.

As a result of the completion of numerous recapitalization and refinancing transactions over the past several years, we have significantly reduced our exposure to variable rate debt, eliminated all of our subordinated indebtedness, lowered our after tax interest obligations associated with our outstanding debt, further increasing our cash flow, and extended our total weighted average debt maturities. Also as a result of the completion of these capital transactions, covenants under our senior bank credit facility were amended to provide greater flexibility for, among other matters, incurring unsecured indebtedness, capital expenditures, and permitted acquisitions. With the most recent pay-off of our senior bank credit facility in January 2006 and the completion of our revolving credit facility in February 2006, we removed the requirement to secure the senior bank credit facility with liens on our real estate assets and, instead, collateralized the facility primarily with security interests in our accounts receivable and deposit accounts. We also expanded our borrowing capacity with the revolving credit facility. Standard and Poor's currently rates our senior unsecured debt as "BB-." Moody's Investors Service currently rates our senior unsecured debt as "Ba2." We believe these recapitalization and refinancing transactions were important in providing us with the financial flexibility and liquidity to increase our bed capacity for sustained growth.

We are also focusing our efforts on containing our costs. We believe the largest opportunity for reducing our facility operating expenses is through the implementation of a standard approach to staffing and business practices and through investments in technology. Approximately 63% of our operating expenses consists of salaries and benefits. Containing these expenses will continue to be challenging. Further, the turnover rate for correctional officers for our company, and for the corrections industry in general, remains high. Although we believe we have been successful in reducing workers' compensation costs and containing medical benefits for our employees, such costs continue to increase primarily as a result of continued rising healthcare costs throughout the country. Reducing these staffing costs requires a long-term strategy to control such costs.

Through the combination of our initiatives to increase our revenues by taking advantage of our available beds while maintaining an adequate supply of new beds, and our strategies to generate savings and to contain our operating expenses, we believe we will be able to maintain our competitive advantage and continue to improve the quality services we provide to our customers at an economical price, thereby producing value to our stockholders.

CRITICAL ACCOUNTING POLICIES

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. A summary of our significant accounting policies is described in Note 2 to our audited financial statements. The significant accounting policies and estimates which we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

Asset impairments. As of December 31, 2006, we had $1.8 billion in long-lived assets. We evaluate the recoverability of the carrying values of our long-lived assets, other than goodwill, when events suggest that an impairment may have occurred. In these circumstances, we utilize estimates of undiscounted cash flows to determine if an impairment exists. If an impairment exists, it is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Goodwill impairments. Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," or SFAS 142, establishes accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, goodwill attributable to each of our reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at least annually. We perform our impairment tests during the fourth quarter, in connection with our annual budgeting process, and whenever circumstances indicate the carrying value of goodwill may not be recoverable.

Income taxes. Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 generally requires us to record deferred income taxes for the tax effect of differences between book and tax bases of our assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including our past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of our deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Although we utilized our remaining federal net operating losses in 2006, we have approximately $9.5 million in net operating losses applicable to various states that we expect to carry forward in future years to offset taxable income in such states. These net operating losses have begun to expire. Accordingly, we have a valuation allowance of $2.7 million for the estimated amount of the net operating losses that will expire unused, in addition to a $5.6 million valuation allowance related to state tax credits that are also expected to expire unused. Although our estimate of future taxable income is based on current assumptions we believe to be reasonable, our assumptions may prove inaccurate and could change in the future, which could result in the expiration of additional net operating losses or credits. We would be required to establish a valuation allowance at such time that we no longer expected to utilize these net operating losses or credits, which could result in a material impact on our results of operations in the future.

Self-funded insurance reserves. As of December 31, 2006 and 2005, we had $33.2 million and $33.6 million, respectively, in accrued liabilities for employee health, workers' compensation, and automobile insurance claims. We are significantly self-insured for employee health, workers' compensation, and automobile liability insurance claims. As such, our insurance expense is largely dependent on claims experience and our ability to control our claims. We have consistently accrued the estimated liability for employee health insurance claims based on our history of claims experience and the time lag between the incident date and the date the cost is paid by us. We have accrued the estimated liability for workers' compensation and automobile insurance claims based on a third-party actuarial valuation of the outstanding liabilities, discounted to the net present value of the outstanding liabilities. These estimates could change in the future. It is possible that future cash flows and results of operations could be materially affected by changes in our assumptions, new developments, or by the effectiveness of our strategies.

Legal reserves. As of December 31, 2006 and 2005, we had $13.3 million and $13.2 million, respectively, in accrued liabilities related to certain legal proceedings in which we are involved. We have accrued our estimate of the probable costs for the resolution of these claims based on a range of potential outcomes. In addition, we are subject to current and potential future legal proceedings for which little or no accrual has been reflected because our current assessment of the potential exposure is nominal. These estimates have been developed in consultation with our General Counsel's office and, as appropriate, outside counsel handling these matters, and are based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible that future cash flows and results of operations could be materially affected by changes in our assumptions, new developments, or by the effectiveness of our strategies.

RESULTS OF OPERATIONS

The following table sets forth for the years ended December 31, 2006, 2005, and 2004, the number of facilities we owned and managed, the number of facilities we managed but did not own, the number of facilities we leased to other operators, and the facilities we owned that were not yet in operation.

	Effective Date	Owned and Managed	Managed Only	Leased	Incomplete	Total
Facilities as of December 31, 2004		38	25	3	1	67
Expiration of the management contract for the David L. Moss Criminal Justice Center	July 1, 2005	-	(1)	-	-	(1)
Completion of construction at the Stewart Detention Center	October 10, 2005	1	-	-	(1)	-
Facilities as of December 31, 2005		39	24	3	-	66
Completion of construction at the Red Rock Correctional Center	July 1, 2006	1	-	-	-	1
Management contract awarded for Camino Nuevo Female Correctional Facility	July 1, 2006	-	1	-	-	1
Facilities as of December 31, 2006		**40**	**25**	**3**	**-**	**68**

We also have an additional facility located in Eloy, Arizona that is under construction. This facility is not counted in the foregoing table because it currently has no impact on our results of operations.

Year Ended December 31, 2006 Compared to the Year Ended December 31, 2005

During the year ended December 31, 2006, we generated net income available to common stockholders of $105.2 million, or $1.71 per diluted share, compared with net income available to common stockholders of $50.1 million, or $0.83 per diluted share, for the previous year. Contributing to the net income for 2006 compared to the previous year was an increase in operating income of $49.0 million, from $176.9 million during 2005 to $225.9 million during 2006 as a result of an increase in occupancy levels and new management contracts, partially offset by an increase in general and administrative expenses and depreciation and amortization.

Net income available to common stockholders during 2005 was negatively impacted by a $35.3 million pre-tax charge, or $0.38 per diluted share net of taxes, associated with debt refinancing transactions completed during the first and second quarters, as further described hereafter. The charge consisted of a tender premium paid to the holders of the 9.875% senior notes (who tendered their notes to us at a price of 111% of par pursuant to a tender offer we made for the 9.875% senior notes in March 2005), estimated fees and expenses associated with the tender offer, and the write-off of (i) existing deferred loan costs associated with the purchase of the 9.875% senior notes, (ii) existing deferred loan costs associated with a lump sum pay-down of our senior bank credit facility, and (iii) existing deferred loan costs and third-party fees incurred in connection with obtaining an amendment to our old senior bank credit facility.

Facility Operations

A key performance indicator we use to measure the revenue and expenses associated with the operation of the facilities we own or manage is expressed in terms of a compensated man-day, and represents the revenue we generate and expenses we incur for one inmate for one calendar day. Revenue and expenses per compensated man-day are computed by dividing facility revenue and expenses by the total number of compensated man-days during the period. A compensated man-day represents a calendar day for which we are paid for the occupancy of an inmate. We believe the measurement is useful because we are compensated for operating and managing facilities at an inmate per-diem rate based upon actual or minimum guaranteed occupancy levels. We also measure our ability to contain costs on a per-compensated man-day basis, which is largely dependent upon the number of inmates we accommodate. Further, per man-day measurements are also used to estimate our potential profitability based on certain occupancy levels relative to design capacity. Revenue and expenses per compensated man-day for all of the facilities we owned or managed, exclusive of those discontinued (see further discussion below regarding discontinued operations), were as follows for the years ended December 31, 2006 and 2005:

	For the Years Ended December 31,	
	2006	2005
Revenue per compensated man-day	$ 52.71	$ 50.69
Operating expenses per compensated man-day:		
Fixed expense	28.41	28.50
Variable expense	9.90	9.39
Total	38.31	37.89
Operating margin per compensated man-day	$ 14.40	$ 12.80
Operating margin	27.3%	25.3%
Average compensated occupancy	94.9%	91.4%

Average compensated occupancy for the year ended December 31, 2006 increased from the prior year primarily as a result of increases in inmate populations across our portfolio, and also as a result of a full year's impact from a contract with the Federal Bureau of Prisons, or the BOP, that commenced in June 2005 at our Northeast Ohio Correctional Center. Compensated occupancy also increased as a result of an increase in the population at our Prairie Correctional Facility largely as a result of additional inmates from the states of Minnesota, Washington and Idaho, an increase in the population at our Crowley County Correctional Facility, as well as an increase in population at our North Fork Correctional Facility as a result of a new management contract with the state of Wyoming, which commenced in June 2006. Further, inmate populations increased notably at our Otter Creek Correctional Facility as a result of contracts with the states of Kentucky and Hawaii to house female inmates to replace the inmates from the state of Indiana that were removed during the second quarter of 2005.

Business from our federal customers, including the BOP, the United States Marshals Service, or the USMS, and U.S. Immigration and Customs Enforcement, or ICE, continues to be a significant component of our business. Our federal customers generated 40% and 39% of our total revenue for the years ended December 31, 2006 and 2005, respectively. In addition to the aforementioned contract with the BOP at our Northeast Ohio facility, a modified contract with ICE at our T. Don Hutto Residential Center in Taylor, Texas that commenced in May 2006 also contributed to an increase in federal revenue during 2006.

Operating expenses totaled $973.9 million and $898.8 million for the years ended December 31, 2006 and 2005, respectively. Operating expenses consist of those expenses incurred in the operation and management of adult and juvenile correctional and detention facilities, and for our inmate transportation subsidiary.

Salaries and benefits represent the most significant component of fixed operating expenses with approximately 63% of our operating expenses consisting of salaries and benefits. During 2006, salaries and benefits expense at our correctional and detention facilities increased $37.1 million from 2005. However, salaries and benefits expense for the year ended December 31, 2006 decreased by $0.20 per compensated man-day compared with the same period in the prior year, as we were able to leverage our salaries and benefits over a larger inmate population and achieve savings in workers compensation. Additionally, the decrease in salaries and benefits per compensated man-day was caused by increased staffing levels in the prior year in anticipation of increased inmate populations at our Northeast Ohio Correctional Center due to the commencement of the new BOP contract on June 1, 2005, and at our Otter Creek Correctional Center as a result of the aforementioned transition of state inmate populations, partially offset by increased staffing levels at our Stewart Detention Center, North Fork Correctional Facility, and the Red Rock Correctional Center as a result of the opening of each of these facilities during 2006.

Facility variable expenses increased 5.4% from $9.39 per compensated man-day during 2005 to $9.90 per compensated man-day during 2006. The increase in facility variable expenses was primarily the result of an increase in legal expenses resulting from the successful negotiation of a number of outstanding legal matters in the prior year and general inflationary increases in the costs of services such as our utilities, inmate medical, and food service expenses.

With regard to legal expenses during 2005, we settled a number of outstanding legal matters for amounts less than reserves previously established for such matters which, on a net basis, reduced our expenses during 2005. As a result, operating expenses associated with legal settlements increased by $5.8 million during 2006 compared with the prior year. Expenses associated with legal proceedings may fluctuate from quarter to quarter based on new lawsuits, changes in our assumptions, new developments, or the effectiveness of our litigation and settlement strategies.

The operation of the facilities we own carries a higher degree of risk associated with a management contract than the operation of the facilities we manage but do not own because we incur significant capital expenditures to construct or acquire facilities we own. Additionally, correctional and detention facilities have a limited or no alternative use. Therefore, if a management contract is terminated at a facility we own, we continue to incur certain operating expenses, such as real estate taxes, utilities, and insurance, that we would not incur if a management contract was terminated for a managed-only facility. As a result, revenue per compensated man-day is typically higher for facilities we own and manage than for managed-only facilities. Because we incur higher expenses, such as repairs and maintenance, real estate taxes, and insurance, on the facilities we own and manage, our cost structure for facilities we own and manage is also higher than the cost structure for the managed-only facilities. The following tables display the revenue and expenses per compensated man-day for the facilities we own and manage and for the facilities we manage but do not own:

	For the Years Ended December 31,	
	2006	2005
Owned and Managed Facilities:		
Revenue per compensated man-day	**$ 61.03**	$ 58.95
Operating expenses per compensated man-day:		
Fixed expense	**30.72**	31.79
Variable expense	**10.75**	10.19
Total	**41.47**	41.98
Operating margin per compensated man-day	**$ 19.56**	$ 16.97
Operating margin	**32.1%**	28.8%
Average compensated occupancy	**93.9%**	88.3%
Managed Only Facilities:		
Revenue per compensated man-day	**$ 38.39**	$ 37.46
Operating expenses per compensated man-day:		
Fixed expense	**24.43**	23.22
Variable expense	**8.43**	8.12
Total	**32.86**	31.34
Operating margin per compensated man-day	**$ 5.53**	$ 6.12
Operating margin	**14.4%**	16.3%
Average compensated occupancy	**96.8%**	96.7%

The following discussions under "Owned and Managed Facilities" and "Managed-Only Facilities" address significant events that impacted our results of operations for the respective periods, and events that are expected to affect our results of operations in the future.

Owned and Managed Facilities

During April 2006, we modified an agreement with Williamson County, Texas to house non-criminal detainees from ICE under an inter-governmental service agreement between Williamson County and ICE. The agreement enables ICE to accommodate non-criminal aliens being detained for deportation at our T. Don Hutto Residential Center. We originally announced an agreement in December 2005 to house up to 600 male detainees for ICE. However, for various reasons, the initial intake of detainees originally scheduled to occur in February 2006 was delayed. The modified agreement, which was effective beginning May 8, 2006, provides for an indefinite term. This new agreement contributed to increased revenue and operating margins in 2006 compared with 2005. Further, the increase in the operating margin was positively affected during 2006 because the agreement provides for a fixed monthly payment based on the 512-bed capacity of the facility, even though detainee populations were continuing to increase during the second half of 2006. We expect operating expenses at this facility to increase as utilization continues to increase.

On December 23, 2004, we received a contract award from the BOP to house approximately 1,195 federal inmates at our 2,016-bed Northeast Ohio Correctional Center. The contract, awarded as part of the Criminal Alien Requirement Phase 4 Solicitation ("CAR 4"), provides for an initial four-year term with three two-year renewal options. The terms of the contract provide for a 50% guaranteed rate of occupancy for 90 days following a Notice to Proceed, and a 90% guaranteed rate of occupancy thereafter. The contract commenced June 1, 2005. As of December 31, 2006, we housed 1,334 BOP inmates at this facility. Total revenue at this facility increased by $22.9 million during 2006 compared with the prior year. This increase in revenue was also attributable to an increase in USMS inmates held at this facility during 2006 compared with 2005.

During 2006, our 1,600-bed Prairie Correctional Facility in Appleton, Minnesota housed a daily average of approximately 1,500 inmates as a result of new contract awards in mid-2004 and subsequent increasing demand for beds from the states of Minnesota and Washington, and under a new contract with the state of Idaho, compared with a daily average of approximately 867 inmates during 2005. As a result, total revenue increased by $13.9 million at this facility during 2006 compared with the prior year. In early 2006, we were notified by the state of Idaho of their intention to withdraw their inmates from the Prairie facility. The state of Idaho completed this withdrawal during the fourth quarter of 2006. As of December 31, 2006, we housed 1,417 inmates from the states of Washington and Minnesota.

Due to a combination of rate increases and/or an increase in population at our 1,794-bed Crowley County Correctional Facility, 2,304-bed Central Arizona Detention Center, 905-bed Houston Processing Center, and 656-bed Otter Creek Correctional Center, primarily from the state of Colorado, the USMS and ICE, the state of Hawaii, and the state of Kentucky, respectively, total management and other revenue at these facilities increased during 2006 from 2005 by $18.8 million.

Effective July 1, 2005, ICE awarded us a three-year contract for the continued management of ICE detainees and USMS inmates at the 1,016-bed San Diego Correctional Facility located in San Diego, California. The contract, which contains five three-year renewal options, provided for an increase in the fixed monthly payment. Total revenue increased by $3.5 million during 2006 from 2005 as a result of the increased rate and an increase in populations from ICE and USMS at this facility. In January 2007, an organization advocating rights for immigration detainees joined a lawsuit against ICE on behalf of detainees at the San Diego facility charging that detainees are being held in overcrowded and inhumane conditions at the facility. The Company was also named in the complaint. We cannot predict the ultimate outcome of this lawsuit, or the potential impact the lawsuit could have on the number of detainees we house or the revenue we generate at this facility.

During January 2006, we received notification from the BOP of its intent not to exercise its renewal option at our 1,500-bed Eloy Detention Center in Eloy, Arizona. At December 31, 2005, the Eloy facility housed approximately 500 inmates from the BOP and approximately 800 detainees from ICE, pursuant to a subcontract between the BOP and ICE. The BOP completed the transfer of its inmates from the Eloy facility to other BOP facilities by February 28, 2006. During February 2006, we reached an agreement with the City of Eloy to manage detainees from ICE at this facility under an inter-governmental service agreement between the City of Eloy and ICE, effectively providing ICE the ability to fully utilize the Eloy Detention Center for existing and potential future requirements. Under our agreement with the City of Eloy, we are eligible for periodic rate increases that were not provided in the previous contract with the BOP. As of December 31, 2006, this facility housed 1,495 ICE detainees.

During the first quarter of 2006, we re-opened our 1,440-bed North Fork Correctional Facility located in Sayre, Oklahoma, with a small population of inmates from the state of Vermont. The facility was also re-opened in anticipation of additional inmate population needs from various existing state and federal customers. Prior to its re-opening, this facility had been vacant since the third quarter of 2003, when all of the Wisconsin inmates housed at the facility were transferred out of the facility in order to satisfy a contractual provision mandated by the state of Wisconsin.

In June 2006, we entered into a new agreement with the state of Wyoming to house up to 600 of the state's male medium-security inmates at our North Fork Correctional Facility. The terms of the contract include an initial two-year period and may be renewed upon mutual agreement.

In October 2006, we announced that as a result of an emergency proclamation declared by the Governor of California, we entered into a new agreement with the State of California Department of Corrections and Rehabilitation ("CDCR") to house up to approximately 1,000 California male inmates at several of our facilities. The terms of the agreement include an initial three-year term and may be extended for successive two-year terms by mutual agreement. We began receiving inmates on November 3, 2006 at our West Tennessee facility, and as of December 31, 2006 we housed 230 CDCR inmates who volunteered to be transferred to our West Tennessee and Florence facilities.

On February 2, 2007, the Governor of California ordered the CDCR to begin the involuntary transfer of prisoners to correctional facilities outside of California in a further effort to relieve prison overcrowding. As a result of the Governor's request, we agreed to amend the contract with the CDCR to potentially provide up to 4,670 additional beds for a total of approximately 5,670 beds. The amendment includes the potential utilization of additional beds at our Florence facility, the potential utilization of beds in our Tallahatchie and Diamondback facilities that will be vacated when the state of Hawaii transfers inmates to our new Saguaro Correctional Facility (which is expected to be completed mid-2007), as well as the expansion beds at the North Fork and Tallahatchie facilities that we expect to complete during the fourth quarter of 2007, as further described hereafter.

The amended contract, which continues to be subject to appropriations, provides for a 90% guarantee of the mutually agreed upon capacity allocated to CDCR offenders. Now that the involuntary transfer program has been ordered the 90% guarantee applies to housing units allocated to the CDCR at each facility on the earlier of achieving 90% of the capacity designated for CDCR offenders at each housing unit or 120 days after the first inmate arrives at the housing unit. Capacity allocated to the CDCR is subject to availability. Further, we can provide no assurance that the CDCR will utilize any additional capacity.

Lawsuits have been filed against California officials by employee unions, advocacy groups and others seeking to halt the out-of-state inmate transfers. On February 20, 2007, a California trial court, the Superior Court of California, County of Sacramento, ruled that the Governor of California acted in excess of his authority in issuing the emergency proclamation and that the contracts entered into by the CDCR to implement out of state transfers violated civil service principles contained in the State's constitution. The enforcement of this ruling is stayed for ten days following entry of judgment and we expect that there will be no change in the status of inmates already transferred to our facilities while the stay of enforcement is in place. We expect that the Governor of California will appeal this ruling and seek an extension of the stay of enforcement pending the results of the appeal. However, we can provide no assurance that the ruling will be appealed or that an extension of the stay will be granted, and we cannot predict the ultimate outcome of the appeal should it occur. Further, we can provide no assurances as to whether additional lawsuits will arise, how the California courts will ultimately rule on such lawsuits, the timing of the transfer of inmates, the total number of inmates that will ultimately be received or whether court rulings could require the return of inmates to California.

During December 2006, we also entered into an agreement with Bent County, Colorado to house Colorado male inmates under an inter-governmental service agreement between the County and State of Colorado Department of Corrections. Under the agreement we may house up to 720 Colorado inmates, subject to bed availability, at our North Fork Correctional Facility. The term of the contract includes an initial term which commenced December 28, 2006 and runs through June 30, 2007, and provides for mutually agreed extensions for a total contract term of up to five years. We initially received approximately 240 Colorado inmates at the North Fork facility during December 2006. If adequate bed space is available at the facility, Colorado may transfer additional inmates to the facility in order to meet any growth in Colorado inmate populations.

As of December 31, 2006, the North Fork facility housed 796 inmates from the states of Vermont, Wyoming, and Colorado. Based on our expectation of increased demand from a number of existing state and federal customers, we intend to expand our North Fork Correctional Facility by 960 beds. We began construction during the third quarter of 2006 and anticipate that construction will be completed during the fourth quarter of 2007, at an estimated cost of $55.0 million.

During October 2005, construction was completed on the Stewart Detention Center in Stewart County, Georgia and the facility became available for occupancy. Accordingly, we began depreciating the facility in the fourth quarter of 2005 and ceased capitalizing interest on this project. During 2005, we capitalized $2.8 million in interest costs incurred on this facility. The book value of the facility was approximately $72.5 million upon completion of construction.

In June 2006, we entered into a new agreement with Stewart County, Georgia to house detainees from ICE under an inter-governmental service agreement between Stewart County and ICE. The agreement enables ICE to accommodate detainees at our Stewart Detention Center. The agreement with Stewart County is effective through December 31, 2011, and provides for an indefinite number of renewal options. We began receiving ICE detainees at the Stewart facility in

October 2006 and expect that ICE detainees will substantially occupy the Stewart facility sometime during 2007. As of December 31, 2006, we held 1,013 detainees at this facility.

During February 2005, we commenced construction of the Red Rock Correctional Center, a new 1,596-bed correctional facility located in Eloy, Arizona. The facility was completed during July 2006 for an aggregate cost of approximately $81 million. We relocated all of the Alaskan inmates from our Florence Correctional Center into this new facility during the third quarter of 2006. The beds made available at the Florence facility are expected to be used to satisfy anticipated state and federal demand for detention beds in the Arizona area, including inmates from the state of California. As of December 31, 2006, the Red Rock facility housed 993 Alaskan inmates and 222 Hawaiian inmates. We expect to relocate the Hawaiian inmates to our Saguaro Correctional Facility upon completion of construction mid-2007.

While start-up activities and staffing expenses incurred in preparation for the arrival of detainees at the Stewart Detention Center and inmates at the Red Rock and North Fork facilities had an adverse impact on our results of operations during the second half of 2006, the utilization of this increased bed capacity is expected to contribute to an increase in revenue and profitability in 2007.

Managed-Only Facilities

Our operating margins decreased at managed-only facilities during 2006 to 14.4% from 16.3% during 2005 primarily as a result of an increase in salaries and benefits caused in part by an increase in employee medical insurance. The deterioration of operating margins at managed-only facilities was also as a result of a new contract at the newly expanded Lake City Correctional Facility located in Lake City, Florida. During November 2005, the Florida Department of Management Services, or Florida DMS, solicited proposals for the management of the Lake City Correctional Facility beginning July 1, 2006. We responded to the proposal and were notified in April 2006 of the Florida DMS's intent to award a contract to us. We negotiated a three-year contract in exchange for a reduced per diem effective July 1, 2006, which resulted in a reduction in revenue and operating margin at this facility from the prior year. The Lake City Correctional Facility was expanded from 350 beds to 893 beds late in the first quarter of 2005. The average daily inmate population at the Lake City Correctional Facility during 2006 was 889 inmates compared with 689 inmates during 2005.

In December 2005, the Florida DMS announced that we were awarded contracts to design, construct, and operate expansions through June 30, 2007 at the Bay Correctional Facility located in Panama City, Florida by 235 beds and the Gadsden Correctional Institution located in Quincy, Florida by 384 beds. Both of these expansions will be funded by the state of Florida for a fixed price and construction is expected to be complete during the third quarter of 2007. We currently do not expect the costs to exceed the fixed price and we believe any future changes in these costs would not be material.

In December 2006, the Florida DMS issued an Invitation to Negotiate ("ITN") for the management of the Gadsden and Bay facilities. We have responded to the ITN, but can provide no assurance that we will be awarded a contract for our continued management of either of these facilities, or that we can maintain current per diem rates. If we are not awarded the contracts to manage either of these facilities, we would be required to report a non-cash charge for the impairment of tangible and intangible assets of approximately $3.5 million to $4.0 million.

During October 2005, Hernando County, Florida completed an expansion by 382 beds of the Hernando County Jail we manage in Brooksville, Florida, increasing the design capacity to 730 beds. As a result of the expansion, the average daily inmate population during 2006 was 654 inmates compared with 483 inmates during 2005, contributing to an increase in revenue of $3.1 million during 2006 from the prior year. However, the facility experienced an increase in operating expenses during 2006 to manage the increasing population levels and as a result of an increase in expenses associated with outstanding litigation, mitigating the increase in revenue.

During June 2005, Bay County, Florida solicited proposals for the management of the Bay County Jail beginning October 1, 2006. During April 2006, we were selected for the continued management and construction of both new and replacement beds at the facility. During May 2006, we signed a new contract for the continued management of the Bay County Jail for a base term of six years with one six-year renewal option. The construction of the new and replacement beds at the facility will be paid by Bay County at a fixed price, and is expected to be complete during the second quarter of 2008. We do not expect a material change in inmate populations resulting from these new agreements.

During September 2005, we announced that Citrus County renewed our contract for the continued management of the Citrus County Detention Facility located in Lecanto, Florida. The terms of the new agreement included a 360-bed expansion that commenced during the fourth quarter of 2005 and was substantially completed during the first quarter of

2007 for a cost of approximately $18.5 million funded by utilizing cash on hand. The facility has experienced an increase in operating expenses during 2006, primarily in the fourth quarter, as a result of the increase in staffing levels to support the new inmate population expected to occupy the expansion beds.

During May 2006, we announced that we were awarded a contract with the New Mexico Department of Corrections to operate and manage the State-owned Camino Nuevo Female Correctional Facility. The 192-bed facility located in Albuquerque, New Mexico houses overflow offenders from our New Mexico Women's Correctional Facility located in Grants, New Mexico. Eventually, the facility will also function as a pre-release center for female offenders that will be re-entering the community. The facility began receiving an initial population of females in July 2006.

During 2006, our 1,270-bed Idaho Correctional Center experienced an increase in revenue of approximately $1.4 million compared with the prior year primarily as a result of an increase in the inmate population. The average daily inmate population during 2006 was 1,328 compared with an average daily inmate population of 1,276 during 2006. This increase in population served to partially offset the decreased operating margins experienced in 2006 at the facilities we manage but do not own.

General and administrative expense

For the years ended December 31, 2006 and 2005, general and administrative expenses totaled $63.6 million and $57.1 million, respectively. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses, and increased from 2005 primarily as a result of an increase in salaries and benefits, including an increase of $1.6 million of restricted stock-based compensation awarded to employees who have historically been awarded stock options and $1.6 million of stock option expense, which represents an increase of $0.6 million over the $1.0 million of stock option expense in 2005, all of which was recorded in the fourth quarter of 2005 as a result of the acceleration of vesting of all outstanding options as further described hereafter.

In 2005, the Company made changes to its historical business practices with respect to awarding stock-based employee compensation as a result of, among other reasons, the issuance of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment," or SFAS 123R. During the year ended December 31, 2005, we recognized $1.7 million of general and administrative expense for the amortization of restricted stock issued during 2005 to employees whose compensation is charged to general and administrative expense. For the year ended December 31, 2006, we recognized approximately $3.3 million of general and administrative expense for the amortization of restricted stock granted to these employees in both 2005 and 2006, since the amortization period spans the three-year vesting period of each restricted share award.

Further, on January 1, 2006, consistent with SFAS 123R we began recognizing general and administrative expenses for the amortization of employee stock options granted after January 1, 2006 to employees whose compensation is charged to general and administrative expense, which heretofore have not been recognized in our income statement, except with respect to the aforementioned compensation charge of $1.0 million reported in the fourth quarter of 2005 for the acceleration of vesting of outstanding options as further described hereafter. For the year ended December 31, 2006, we recognized $1.6 million of general and administrative expense for the amortization of employee stock options granted after January 1, 2006. As of December 31, 2006, we had $2.5 million of total unrecognized compensation cost related to stock options that is expected to be recognized over a remaining weighted-average period of 2.5 years.

Effective December 30, 2005, our board of directors approved the acceleration of the vesting of outstanding options previously awarded to executive officers and employees under our Amended and Restated 1997 Employee Share Incentive Plan and our Amended and Restated 2000 Stock Incentive Plan. As a result of the acceleration, approximately 1.5 million unvested options became exercisable, 45% of which were otherwise scheduled to vest in February 2006. The purpose of the accelerated vesting of stock options was to enable us to avoid recognizing compensation expense associated with these options in future periods as required by SFAS 123R, estimated at the date of acceleration to be $3.8 million in 2006, $2.0 million in 2007, and $0.5 million in 2008. In order to prevent unintended benefits to the holders of these stock options, we imposed resale restrictions to prevent the sale of any shares acquired from the exercise of an accelerated option prior to the original vesting date of the option. The resale restrictions automatically expire upon the individual's termination of employment. All other terms and conditions applicable to such options, including the exercise prices, remained unchanged. As a result of the acceleration, we recognized a non-cash, pre-tax charge of $1.0 million in the fourth quarter of 2005 for the estimated value of the stock options that would have otherwise been forfeited.

Our general and administrative expenses were also higher as a result of an increase in corporate staffing levels. We continued to re-evaluate our organizational structure in 2005 and 2006 and expanded our infrastructure to help ensure the quality and effectiveness of our facility operations. This intensified focus contributed to the increase in salaries and benefits expense, as well as a number of other general and administrative expense categories. We have also experienced increasing expenses to implement and support numerous technology initiatives. We believe these strategies have contributed to the increase in facility operating margins.

Depreciation and amortization

For the years ended December 31, 2006 and 2005, depreciation and amortization expense totaled $67.7 million and $59.9 million, respectively. The increase in depreciation and amortization from 2005 resulted from the combination of additional depreciation expense recorded on various completed facility expansion and development projects, most notably our Stewart Detention Center and Red Rock Correctional Center, and the additional depreciation on our investments in technology. The investments in technology are expected to provide long-term benefits enabling us to provide enhanced quality service to our customers while creating scalable operating efficiencies.

Interest expense, net

Interest expense was reported net of interest income and capitalized interest for the years ended December 31, 2006 and 2005. Gross interest expense, net of capitalized interest, was $67.9 million and $69.3 million, respectively, for the years ended December 31, 2006 and 2005. Gross interest expense during these periods was based on outstanding borrowings under our senior bank credit facility, our outstanding senior notes, convertible subordinated notes payable balances (until converted), and amortization of loan costs and unused facility fees. The decrease in gross interest expense from the prior year was primarily attributable to the recapitalization and refinancing transactions completed during the first half of 2005 and additional refinancing transactions completed during the first quarter of 2006, as further described hereafter.

Gross interest income was $9.1 million and $5.4 million, respectively, for the years ended December 31, 2006 and 2005. Gross interest income is earned on cash collateral requirements, a direct financing lease, notes receivable, investments, and cash and cash equivalents, and increased due to the accumulation of higher cash and investment balances generated from operating cash flows.

Capitalized interest was $4.7 million and $4.5 million during 2006 and 2005, respectively, and was associated with various construction and expansion projects further described under "Liquidity and Capital Resources" hereafter.

Expenses associated with debt refinancing and recapitalization transactions

For the years ended December 31, 2006 and 2005, expenses associated with debt refinancing and recapitalization transactions were $1.0 million and $35.3 million, respectively. Charges of $1.0 million in the first quarter of 2006 consisted of the write-off of existing deferred loan costs associated with the pay-off and retirement of the old senior bank credit facility. Charges of $35.0 million in the first quarter of 2005 consisted of a tender premium paid to the holders of the $250.0 million 9.875% senior notes who tendered their notes to us at a price of 111% of par pursuant to a tender offer we made for their notes in March 2005, the write-off of existing deferred loan costs associated with the purchase of the $250.0 million 9.875% senior notes and the lump sum pay-down of the term portion of our senior bank credit facility made with the proceeds from the issuance of $375.0 million of 6.25% senior notes, and estimated fees and expenses associated with each of the foregoing transactions. The remaining charges in 2005 consisted of the write-off of existing deferred loan costs and third-party fees and expenses associated with an amendment to the senior bank credit facility obtained during the second quarter of 2005, whereby we reduced the interest rate margins associated with the facility and prepaid $20.0 million of the term portion of the facility with proceeds from a draw of a like amount on the revolving portion of the facility.

Income tax expense

During the years ended December 31, 2006 and 2005, our financial statements reflected an income tax provision of $61.1 million and $26.9 million, respectively.

Our effective tax rate was approximately 37% during the year ended December 31, 2006 compared to approximately 35% during the year ended December 31, 2005. The lower effective tax rate during 2005 resulted from certain tax planning strategies implemented during the fourth quarter of 2004, that were magnified by the recognition of deductible expenses associated with our debt refinancing transactions completed during the first half of 2005. In addition, we also successfully pursued and recognized investment tax credits of $0.7 million in 2005. The effective tax rate during 2006 was also favorably impacted by an increase in the income tax benefits of equity compensation during 2006.

We currently expect our effective tax rate to increase slightly in 2007 as a result of an increase in our projected taxable income in states with higher statutory tax rates as well as the negative impact of a change in Texas tax law. Our overall effective tax rate is estimated based on our current projection of taxable income and could change in the future as a result of changes in these estimates, the implementation of additional tax strategies, changes in federal or state tax rates, changes in estimates related to uncertain tax positions, or changes in state apportionment factors, as well as changes in the valuation allowance applied to our deferred tax assets that are based primarily on the amount of state net operating losses and tax credits that could expire unused.

Discontinued operations

On March 21, 2005, the Tulsa County Commission in Oklahoma provided us notice that, as a result of a contract bidding process, the County elected to have the Tulsa County Sheriff's Office assume management of the David L. Moss Criminal Justice Center upon expiration of the contract on June 30, 2005. Operations were transferred to the Sheriff's Office on July 1, 2005. Total revenue and operating expenses during 2005 were $10.7 million and $11.2 million, respectively. After depreciation expense and income taxes, the facility experienced a loss of $0.4 million for the year ended December 31, 2005.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

During the year ended December 31, 2005, we generated net income available to common stockholders of $50.1 million, or $0.83 per diluted share, compared with net income available to common stockholders of $61.1 million, or $1.04 per diluted share, for the previous year. Contributing to the net income for 2005 compared to the previous year was an increase in operating income of $3.5 million, from $173.4 million during 2004 to $176.9 million during 2005 as a result of an increase in occupancy levels and new management contracts, partially offset by an increase in general and administrative expenses and depreciation and amortization.

Net income available to common stockholders during 2005 was negatively impacted by a $35.3 million pre-tax charge, or $0.38 per diluted share net of taxes, associated with debt refinancing transactions completed during the first and second quarters, as further described hereafter. The charge consisted of a tender premium paid to the holders of the 9.875% senior notes (who tendered their notes to us at a price of 111% of par pursuant to a tender offer we made for the 9.875% senior notes in March 2005), estimated fees and expenses associated with the tender offer, and the write-off of (i) existing deferred loan costs associated with the purchase of the 9.875% senior notes, (ii) existing deferred loan costs associated with a lump sum pay-down of our senior bank credit facility, and (iii) existing deferred loan costs and third-party fees incurred in connection with obtaining an amendment to our old senior bank credit facility.

Facility Operations

Revenue and expenses per compensated man-day for all of the facilities we owned or managed, exclusive of those discontinued (see further discussion below regarding discontinued operations), were as follows for the years ended December 31, 2005 and 2004:

	For the Years Ended December 31,	
	2005	2004
Revenue per compensated man-day	$ **50.69**	$ 49.21
Operating expenses per compensated man-day:		
Fixed expense	**28.50**	27.59
Variable expense	**9.39**	9.21
Total	**37.89**	36.80
Operating margin per compensated man-day	$ **12.80**	$ 12.41
Operating margin	**25.3%**	25.2%
Average compensated occupancy	**91.4%**	94.9%

Average compensated occupancy for the year ended December 31, 2005 decreased from the prior year primarily as a result of the completion of construction of approximately 2,500 beds at seven facilities throughout the second half of 2004 and the first quarter of 2005. In addition, we evaluate the design capacity of our facilities from time to time based on the customers using the facilities and the ability to reconfigure space with minimal capital outlays. In connection with the preparation of the 2005 budget, we increased the previously reported design capacities by an aggregate of approximately 1,500 beds effective January 1, 2005. Excluding these design capacity changes, as well as similar design capacity changes made during the third quarter of 2004, compensated occupancy would have been 94.2% for the year ended December 31, 2005.

Business from our federal customers, including the Bureau of Prisons, or the BOP, the United States Marshals Service, or the USMS, and ICE, continues to be a significant component of our business. Our federal customers generated 39% and 38% of our total revenue for the years ended December 31, 2005 and 2004, respectively.

Operating expenses totaled $898.8 million and $850.4 million for the years ended December 31, 2005 and 2004, respectively. Operating expenses consist of those expenses incurred in the operation and management of adult and juvenile correctional and detention facilities, and for our inmate transportation subsidiary.

Salaries and benefits represent the most significant component of fixed operating expenses with approximately 64% of our operating expenses consisting of salaries and benefits. During 2005, salaries and benefits expense at our correctional and detention facilities increased $34.6 million from 2004. Salaries have increased as a result of annual raises, the commencement of management operations at the Delta Correctional Facility and the Northeast Ohio Correctional Center in April 2004, and an increase in staffing levels as a result of the arrival of additional inmate populations at the Northeast Ohio Correctional Center resulting from the commencement of a new contract with the BOP in June 2005, and at several facilities where expansions have been completed. In addition, temporary reductions in inmate populations at several other facilities, mostly during the first half of 2005, did not justify a decrease in staffing levels at such facilities, resulting in an increase in salaries per compensated man-day, as these fixed expenses were spread over fewer compensated man-days. These increases were mitigated by successful cost containment efforts in employee medical and workers' compensation expenses across the portfolio.

Facility variable expenses increased 2.0% from $9.21 per compensated man-day during 2004 to $9.39 per compensated man-day during 2005. The increase in facility variable expenses was primarily the result of general inflationary increases in the costs of services such as our food service and inmate medical expenses, partially offset by a reduction in expenses related to legal proceedings in which we are involved.

We have been successful at settling certain legal proceedings in which we are involved on terms we believe are favorable. During 2005, we settled a number of outstanding legal matters for amounts less than reserves previously established for such matters, which resulted in a reduction to operating expenses of approximately $2.7 million during 2005 compared with 2004. Expenses associated with legal proceedings may fluctuate from quarter to quarter based on changes in our assumptions, new developments, or by the effectiveness of our litigation and settlement strategies. Our recent success in settling outstanding claims at amounts less than previously reserved is not likely to be sustained for the long-term and it is possible that future cash flows and results of operations could be adversely affected by increases in expenses associated with legal matters in which we become involved.

The following tables display the revenue and expenses per compensated man-day for the facilities we own and manage and for the facilities we manage but do not own:

	For the Years Ended December 31,	
	2005	2004
Owned and Managed Facilities:		
Revenue per compensated man-day	$ 58.95	$ 57.02
Operating expenses per compensated man-day:		
Fixed expense	31.79	30.81
Variable expense	10.19	9.96
Total	41.98	40.77
Operating margin per compensated man-day	$ 16.97	$ 16.25
Operating margin	28.8%	28.5%
Average compensated occupancy	88.3%	90.3%

	For the Years Ended December 31,	
	2005	2004
Managed Only Facilities:		
Revenue per compensated man-day	**$ 37.46**	$ 36.68
Operating expenses per compensated man-day:		
Fixed expense	**23.22**	22.42
Variable expense	**8.12**	7.99
Total	**31.34**	30.41
Operating margin per compensated man-day	**$ 6.12**	$ 6.27
Operating margin	**16.3%**	17.1%
Average compensated occupancy	**96.7%**	103.3%

The following discussions under "Owned and Managed Facilities" and "Managed-Only Facilities" address significant events that impacted our results of operations for the respective periods, and events that are expected to affect our results of operations in the future.

Owned and Managed Facilities

On April 7, 2004, we announced that we resumed operations at our 2,016-bed Northeast Ohio Correctional Center located in Youngstown, Ohio. Since then, we have managed federal prisoners from United States federal court districts that have been experiencing a lack of detention space and/or high detention costs. As of December 31, 2005, we housed 635 USMS prisoners at this facility compared with 287 USMS prisoners at the facility as of December 31, 2004. The operating revenues for 2004 were $3.4 million, while operating expenses were $8.5 million for 2004 at this facility partially as a result of start-up activities and for staffing expenses in preparation for the arrival of additional inmates at this facility. Prior to being awarded the contract with the USMS, this facility had been idle since 2001. We believed that re-opening this facility put us in a competitive position to win contract awards for the utilization of the facility.

On December 23, 2004, we received a contract award from the BOP to house approximately 1,195 BOP inmates at our Northeast Ohio Correctional Center. The contract, awarded as part of the Criminal Alien Requirement Phase 4 Solicitation ("CAR 4"), provides for an initial four-year term with three two-year renewal options. The terms of the contract provide for a 50% guaranteed rate of occupancy for 90 days following commencement of the contract and a 90% guaranteed rate of occupancy thereafter. The contract commenced June 1, 2005. As of December 31, 2005, we housed 1,224 BOP inmates at this facility. Total revenue increased by $24.7 million during 2005 compared with 2004 as a result of this new contract and from an increase in USMS prisoners at this facility.

During July 2004, an inmate disturbance at the Crowley County Correctional Facility located in Olney Springs, Colorado resulted in damage to the facility, requiring us to transfer a substantial portion of the inmates to other of our facilities and to facilities owned by the state of Colorado. Although repair of the facility was substantially complete at December 31, 2004, Colorado continued to reduce inmate populations at all four of our facilities in Colorado to as low as 2,564 in November 2004. However, the impact was mitigated by the recovery of $1.0 million of business interruption and other insurance proceeds recognized during the first quarter of 2005. As of December 31, 2005, we housed 1,144 inmates at this facility, compared with 695 inmates at December 31, 2004, despite a relocation of 189 inmates during 2005 from the state of Washington to our Prairie Correctional Facility, largely due to an expansion of the Crowley facility by 594 beds completed during the third quarter of 2004. Our overall inmate populations from the state of Colorado have also recovered. We housed 3,408 inmates from the state of Colorado as of December 31, 2005, compared with 2,882 inmates just prior to the inmate disturbance at the Crowley facility.

As a result of the completion of bed expansions at our Houston Processing Center and our Leavenworth Detention Center during the fourth quarter of 2004, total revenue increased during 2005 from 2004 by a combined $13.3 million. We expanded the Houston Processing Center by 494 beds, from a design capacity of 411 beds to 905 beds, in connection with a new contract with ICE to accommodate additional detainee populations that were anticipated as a result of this contract, which contains a guarantee that ICE will utilize 679 beds. We expanded the Leavenworth Detention Center by 284 beds, from a design capacity of 483 beds to 767 beds, in connection with a new contract with the USMS. The new USMS contract provides a guarantee that the USMS will utilize 400 beds.

During the second quarter of 2005, the state of Indiana removed all of its inmates from our 656-bed Otter Creek Correctional Facility to utilize available capacity within the State's correctional system. All of the Indiana inmates were transferred to the state of Indiana by the end of the second quarter of 2005. However, during July 2005, we entered into an agreement with the Kentucky Department of Corrections to manage up to 400 female inmates at this facility. The terms of the contract include an initial two-year period, with four two-year renewal options. Beginning July 1, 2006, the state of Kentucky guarantees an inmate population from any state of 90% of the facility design capacity, subject to appropriation. We began receiving these inmates in August 2005. As of December 31, 2005, we housed 390 Kentucky inmates at this facility.

During October 2005, we entered into an agreement with the state of Hawaii to house up to 140 female Hawaii inmates at the Otter Creek Correctional Center. The terms of the contract include an initial one-year period, with two one-year renewal options. The facility began receiving Hawaii inmates during September 2005 under a 30-day contract completed in September 2005. As of December 31, 2005, we housed 119 Hawaii inmates at this facility. Operating income decreased at this facility by $4.0 million during 2005 compared to 2004.

As a result of declining inmate populations from the USMS and ICE at our 1,216-bed San Diego Correctional Facility, total revenues decreased by $4.0 million during 2005 compared with 2004. The average compensated occupancy during 2005 and 2004 was 96.5% and 108.5%, respectively. However, effective July 1, 2005, ICE awarded us a contract for the continued management at this facility. The contract, which governs the management of both USMS and ICE inmates, has a three-year base term with five three-year renewal options, and includes a guaranteed inmate population of 900 ICE detainees and 300 USMS inmates.

During 2004, the state of Wisconsin reduced the number of inmates housed at both our 2,160-bed Diamondback Correctional Facility and our 1,550-bed Prairie Correctional Facility, by opening various facilities owned by the State. As discussed hereafter, the available beds at Diamondback Correctional Facility, which resulted from the declining inmate population from the state of Wisconsin, have been filled with inmates from the state of Arizona. The average daily inmate population housed from the state of Wisconsin at our Prairie Correctional Facility declined from 773 inmates during 2004 to 18 inmates during 2005. The reduction in inmate populations from the state of Wisconsin were offset by an increase in inmate populations from the states of Washington and Minnesota at the Prairie facility resulting from new management contract awards from those states in mid-2004.

On March 4, 2004, we announced that we entered into an agreement with the state of Arizona to manage up to 1,200 Arizona inmates at our Diamondback Correctional Facility. The agreement represents the first time the State has partnered with us to provide residential services to its inmates. As of December 31, 2005 and 2004, the facility housed approximately 1,170 and 800 inmates, respectively, from the state of Arizona contributing to an increase of $5.0 million in total revenues at this facility in 2005 compared with the prior year.

During July 2005, we announced our intention to cease operations at our T. Don Hutto Correctional Center located in Taylor, Texas, effective early September 2005. However during the fourth quarter of 2005, the facility housed inmates from the Liberty County Jail we managed in Liberty, Texas on a temporary basis due to the effects of Hurricane Rita on the Liberty County Jail. Although the Liberty County Jail sustained no property damage, inmates were held in the T. Don Hutto Correctional Center until power and other services were restored at the Liberty County Jail. Additionally, on October 20, 2005, we agreed to provide temporary housing for approximately 1,200 detainees from ICE housed in government detention facilities throughout the state of Florida due to the anticipated arrival of Hurricane Wilma and the emergency evacuation of all detainees in Florida. We initially housed approximately 600 detainees at our T. Don Hutto Correctional Center and approximately 600 detainees at our Florence Correctional Center. These detainee populations were returned to Florida during December 2005.

During January 2006, we received notification from the BOP of its intent not to exercise its renewal option at our 1,500-bed Eloy Detention Center, located in Eloy, Arizona. At December 31, 2005, the Eloy facility housed approximately 500 inmates from the BOP and approximately 800 detainees from ICE, pursuant to a subcontract between the BOP and ICE. The BOP completed the transfer of its inmates from the Eloy facility to other BOP facilities by February 28, 2006. During February 2006, we reached an agreement with the City of Eloy to manage detainees from ICE at this facility under an inter-governmental service agreement between the City of Eloy and ICE, effectively providing ICE the ability to fully utilize Eloy Detention Center for existing and potential future requirements. Under our agreement with the City of Eloy, we are eligible for periodic rate increases that were not provided in the existing contract with the BOP. Although the contract does not provide for a guaranteed occupancy, we expect over time that the facility will be substantially occupied by ICE detainees.

During September 2003, we announced our intention to complete construction of the Stewart County Correctional Facility located in Stewart County, Georgia. Construction on the 1,524-bed Stewart County Correctional Facility began in August 1999 and was suspended in May 2000. Our decision to complete construction of this facility was based on anticipated demand from several government customers having a need for inmate bed capacity in the Southeast region of the country. During October 2005, construction was completed and the facility was available for occupancy. Accordingly, we began depreciating the new facility in the fourth quarter of 2005 and ceased capitalizing interest on this project. During 2005 and 2004, we capitalized $2.8 million and $4.3 million, respectively, in interest costs incurred on this facility. The book value of the facility was approximately $72.5 million upon completion of construction. Because we did not have a contract to house inmates at this facility immediately following completion of construction, our overall occupancy percentage was negatively impacted as a result of the additional vacant beds available at the Stewart facility. In June 2006, we entered into a new agreement with Stewart County, Georgia to house detainees from ICE under an inter-governmental service agreement between Stewart County and ICE.

Managed-Only Facilities

Our operating margins declined at managed-only facilities from 17.1% during 2004 to 16.3% during 2005 primarily as a result of declines in inmate populations at the 1,150-bed Bay County Jail located in Panama City, Florida and the 1,092-bed Metro-Davidson County Detention Facility located in Nashville, Tennessee. These declines were partially offset by an increase in inmate populations at the newly expanded Lake City Correctional Facility located in Lake City, Florida, particularly during the second and third quarters of 2005.

Primarily as a result of declines in inmate populations at the Bay County Jail and the Metro-Davidson County Detention Facility, total revenue decreased during 2005 from the comparable periods in 2004 by a combined $5.8 million. The decline in occupancy at the Metro-Davidson County Detention Facility is the result of the loss of female inmates at the facility caused by the opening of a new female-only detention facility by Davidson County during the first quarter of 2005.

On March 23, 2004, we announced the completion of a contractual agreement with Mississippi's Delta Correctional Authority to resume operations of the state-owned 1,016-bed Delta Correctional Facility located in Greenwood, Mississippi. We managed the medium security correctional facility for the Delta Correctional Authority since its opening in 1996 until the State closed the facility in 2002, due to excess capacity in the State's corrections system. The initial contract was for one year, with one two-year extension option. We began receiving inmates from the state of Mississippi at the facility on April 1, 2004. In addition, after completing the contractual agreement with the Delta Correctional Authority, we entered into an additional contract to manage inmates from Leflore County, Mississippi. This one-year contract provides for housing for up to 160 male inmates and up to 60 female inmates, and is renewable annually. As of December 31, 2005, we housed 972 and 123 inmates from the state of Mississippi and Leflore County, respectively.

Effective July 1, 2005, the Florida DMS awarded us contract extensions for three medium-security correctional facilities we manage on behalf of the state of Florida. Accordingly, we expect to continue management operations of the 750-bed Bay Correctional Facility in Panama City, Florida; the 1,036-bed Gadsden Correctional Institution in Quincy, Florida; and the recently expanded 893-bed Lake City Correctional Facility in Lake City, Florida. The management contracts at Bay Correctional Facility and Gadsden Correctional Institution were renewed for a period of two years. The management contract at Lake City Correctional Facility was renewed for a one-year term.

In December 2005, the Florida DMS announced we were awarded contracts to design, construct, and operate expansions at the Bay Correctional facility by 235 beds and the Gadsden facility by 384 beds. Both of these expansions will be funded by the state of Florida and construction is expected to be complete during the third quarter of 2007.

During October 2005, Hernando County, Florida completed an expansion by 382 beds of the 348-bed Hernando County Jail we manage in Brooksville, Florida, which we expect to contribute to an increase in revenue in the future.

During June 2005, Bay County, Florida solicited proposals for the management of the Bay County Jail beginning October 1, 2006. During April 2006, we were selected for the continued management and construction of both new and replacement beds at the facility. During May 2006, we signed a new contract for the continued management of the Bay County Jail for a base term of six years with one six-year renewal option. The construction of the new and replacement beds at the facility will be paid by Bay County at a fixed price, and is expected to be complete during the second quarter of 2008. We do not expect a material change in inmate populations resulting from these new agreements.

General and administrative expense

For the years ended December 31, 2005 and 2004, general and administrative expenses totaled $57.1 million and $48.2 million, respectively. General and administrative expenses consist primarily of corporate management salaries and benefits, professional fees and other administrative expenses, and increased from 2004 primarily as a result of an increase in salaries and benefits, combined with an increase in professional services during 2005 compared with 2004. Also, the increase attributable to salaries and benefits was caused in part by the recognition of restricted stock-based compensation of $1.7 million during 2005 awarded to employees who have historically been awarded stock options, and an additional $1.0 million for a charge associated with the acceleration of vesting effective December 30, 2005 of all outstanding stock options.

In 2005, the Company made changes to its historical business practices with respect to awarding stock-based employee compensation as a result of, among other reasons, the issuance of SFAS 123R. During the year ending December 31, 2005, we recognized $1.7 million of general and administrative expense for the amortization of restricted stock issued during 2005 to employees whose compensation is charged to general and administrative expense. Because these employees have historically been granted stock options rather than restricted stock, no such expense was recognized in our statement of operations during 2004. As a result, the issuance of restricted stock rather than stock options to these employees will contribute to a significant increase in our reported general and administrative expenses, even though our overall financial position and total cash flows are not affected by this change in compensation philosophy. This increase was exacerbated in 2006, when general and administrative expense included the amortization of restricted stock granted to these employees in both 2005 and 2006, since the amortization period spans the three-year vesting period of the restricted shares. Further, on January 1, 2006, we began recognizing general and administrative expenses for the amortization of employee stock options granted after January 1, 2006, to employees whose compensation is charged to general and administrative expense, which heretofore have not been recognized in our income statement, except with respect to the aforementioned compensation charge of $1.0 million recorded in the fourth quarter of 2005 for the acceleration of vesting of outstanding options as further described hereafter.

Effective December 30, 2005, our board of directors approved the acceleration of the vesting of outstanding options previously awarded to executive officers and employees under our Amended and Restated 1997 Employee Share Incentive Plan and our Amended and Restated 2000 Stock Incentive Plan. As a result of the acceleration, approximately 1.5 million unvested options became exercisable, 45% of which were scheduled to vest in February 2006. The purpose of the accelerated vesting of stock options was to enable us to avoid recognizing compensation expense associated with these options in future periods as required by SFAS 123R, which we were required to adopt by January 1, 2006, estimated at the date of acceleration to be $3.8 million in 2006, $2.0 million in 2007, and $0.5 million in 2008. In order to prevent unintended benefits to the holders of these stock options, we imposed resale restrictions to prevent the sale of any shares acquired from the exercise of an accelerated option prior to the original vesting date of the option. The resale restrictions automatically expire upon the individual's termination of employment. All other terms and conditions applicable to such options, including the exercise prices, remained unchanged. As a result of the acceleration, we recognized a non-cash, pre-tax charge of $1.0 million in the fourth quarter of 2005 for the estimated value of the stock options that would have otherwise been forfeited.

Our general and administrative expenses were also higher as a result of an increase in corporate staffing levels. In response to a number of inmate disturbances experienced during 2004, we re-evaluated our organizational structure and expanded our infrastructure to help ensure the quality and effectiveness of our facility operations. We have also expanded our infrastructure to implement and support numerous technology initiatives that we believe will provide long-term benefits enabling us to provide enhanced quality service to our customers while creating scalable efficiencies. This intensified focus on quality assurance and technology has contributed, and is expected to continue to contribute, to an increase in salaries and benefits expense, as well as a number of other general and administrative expense categories.

We have also experienced increasing expenses to comply with increasing corporate governance requirements, a significant portion of which was incurred to continue to comply with section 404 of the Sarbanes-Oxley Act of 2002. We also continue to evaluate the potential need to expand our corporate office infrastructure to improve outreach and oversight of our facility operations to reduce turnover and improve facility performance. These initiatives could also lead to higher general and administrative expenses in the future.

Depreciation and amortization

For the years ended December 31, 2005 and 2004, depreciation and amortization expense totaled $59.9 million and $54.4 million, respectively. The increase in depreciation and amortization from 2004 resulted from the combination of additional depreciation expense recorded on the various facility expansion and development projects completed and the additional depreciation on our investments in technology. The investments in technology are expected to provide long-term benefits enabling us to provide enhanced quality service to our customers while creating scalable operating efficiencies.

Interest expense, net

Interest expense was reported net of interest income and capitalized interest for the years ended December 31, 2005 and 2004. Gross interest expense, net of capitalized interest, was $69.3 million and $73.2 million, respectively, for the years ended December 31, 2005 and 2004. Gross interest expense during these periods is based on outstanding borrowings under our senior bank credit facility, 9.875% senior notes (until fully tendered), 7.5% senior notes, 6.25% senior notes, convertible subordinated notes payable balances (until converted), and amortization of loan costs and unused credit facility fees. The decrease in gross interest expense from the prior year was primarily attributable to the recapitalization and refinancing transactions completed during the first half of 2005 partially offset by an increasing interest rate environment as applicable to the variable interest rates on our senior bank credit facility.

Gross interest income was $5.4 million and $4.0 million, respectively, for the years ended December 31, 2005 and 2004. Gross interest income is earned on cash collateral requirements, a direct financing lease, notes receivable, investments, and cash and cash equivalents.

Capitalized interest was $4.5 million and $5.8 million during 2005 and 2004, respectively, and was associated with various construction and expansion projects.

Expenses associated with debt refinancing and recapitalization transactions

For the years ended December 31, 2005 and 2004, expenses associated with debt refinancing and recapitalization transactions were $35.3 million and $0.1 million, respectively. The charges in the first quarter of 2005 consisted primarily of (i) a tender premium paid to the holders of the $250.0 million 9.875% senior notes who tendered their notes to us at a price of 111% of par pursuant to a tender offer for the 9.875% notes in March 2005, (ii) the write-off of existing deferred loan costs associated with the purchase of the $250.0 million 9.875% senior notes and lump sum pay-down of the term portion of our senior bank credit facility made with the proceeds from the issuance of $375.0 million 6.25% senior notes, and (iii) estimated fees and expenses associated with each of the foregoing transactions. The charges in the second quarter of 2005 consisted of the write-off of existing deferred loan costs and third-party fees and expenses associated with an amendment to the senior bank credit facility.

The charges in 2004 were associated with the redemption of the remaining series A preferred stock in the first quarter of 2004 and the redemption of the remaining series B preferred stock in the second quarter of 2004, as well as third party fees associated with the amendment to our senior bank credit facility obtained during the second quarter of 2004.

Income tax expense

During the years ended December 31, 2005 and 2004, our financial statements reflected an income tax provision of $26.9 million and $41.5 million, respectively.

Our effective tax rate was approximately 35% during the year ended December 31, 2005 compared to approximately 40% during the year ended December 31, 2004. The lower effective tax rate during 2005 resulted from certain tax planning strategies implemented during the fourth quarter of 2004, that were magnified by the recognition of deductible expenses associated with our debt refinancing transactions completed during the first half of 2005. In addition, we also successfully pursued and recognized investment tax credits of $0.7 million during 2005.

Discontinued operations

On March 18, 2003, we were notified by the Department of Corrections of the Commonwealth of Virginia of its intention to not renew our contract to manage the 1,500-bed Lawrenceville Correctional Center located in Lawrenceville, Virginia, upon the expiration of the contract, which occurred on March 22, 2003. Results for 2004 include residual activity from the operation of this facility, including primarily proceeds received from the sale of fully depreciated equipment. These results are reported as discontinued operations.

During the first quarter of 2004, we received $0.6 million in proceeds from the Commonwealth of Puerto Rico as a settlement for repairs we previously made to a facility we formerly operated in Ponce, Puerto Rico. These proceeds, net of taxes, are presented as discontinued operations for year ended December 31, 2004.

Due to operating losses incurred at the Southern Nevada Women's Correctional Center, we elected to not renew our contract to manage the facility upon the expiration of the contract. Accordingly, we transferred operation of the facility to the Nevada Department of Corrections on October 1, 2004. During 2004, the facility generated total revenue of $6.1 million and incurred total operating expenses of $7.0 million.

On March 21, 2005, the Tulsa County Commission in Oklahoma provided us notice that, as a result of a contract bidding process, the County elected to have the Tulsa County Sheriff's Office assume management of the David L. Moss Criminal Justice Center upon expiration of the contract on June 30, 2005. Operations were transferred to the Sheriff's Office on July 1, 2005. Total revenue and operating expenses during 2005 were $10.7 million and $11.2 million, respectively, compared with total revenue and operating expenses during 2004 of $21.9 million and $20.2 million, respectively.

Distributions to preferred stockholders

For the year ended December 31, 2004, distributions to preferred stockholders totaled $1.5 million. During the first quarter of 2004, we redeemed the remaining 0.3 million outstanding shares of our series A preferred stock at a price of $25.00 per share, plus accrued dividends to the redemption date. Further, during the second quarter of 2004, we redeemed the remaining 1.0 million outstanding shares of our series B preferred stock at a price of $24.46 per share, plus accrued dividends to the redemption date.

LIQUIDITY AND CAPITAL RESOURCES

Our principal capital requirements are for working capital, capital expenditures, and debt service payments. Capital requirements may also include cash expenditures associated with our outstanding commitments and contingencies, as further discussed in the notes to our financial statements. Additionally, we may incur capital expenditures to expand the design capacity of certain of our facilities (in order to retain management contracts) and to increase our inmate bed capacity for anticipated demand from current and future customers. We may acquire additional correctional facilities that we believe have favorable investment returns and increase value to our stockholders. We will also consider opportunities for growth, including potential acquisitions of businesses within our line of business and those that provide complementary services, provided we believe such opportunities will broaden our market share and/or increase the services we can provide to our customers.

As a result of increasing demand from both our federal and state customers and the utilization of a significant portion of our existing available beds, we have intensified our efforts to deliver new capacity to address the lack of available beds that our existing and potential customers are experiencing. We can provide no assurance, however, that the increased capacity that we construct will be utilized. The following addresses certain significant projects that are currently in process:

During September 2005, we announced that Citrus County renewed our contract for the continued management of the Citrus County Detention Facility located in Lecanto, Florida. The contract has a ten-year base term with one five-year renewal option. The terms of the new agreement included a 360-bed expansion that commenced during the fourth quarter of 2005. The expansion of the facility, which is owned by the County, was substantially completed during the first quarter of 2007 for a cost of approximately $18.5 million, funded by utilizing cash on hand. The remaining cost to complete the expansion was $2.8 million as of December 31, 2006. If the County terminates the management contract at any time prior to twenty years following completion of construction, the County would be required to pay us an amount equal to the construction cost less an allowance for the amortization over a twenty-year period.

In order to maintain an adequate supply of available beds to meet anticipated demand, while offering the state of Hawaii the opportunity to consolidate its inmates into fewer facilities, we commenced construction of the Saguaro Correctional Facility, a new 1,896-bed correctional facility located adjacent to the Red Rock Correctional Center in Eloy, Arizona. The Saguaro Correctional Facility is expected to be completed mid-2007 at an estimated cost of approximately $103 million with a remaining cost to complete of $30.6 million as of December 31, 2006. We currently expect to consolidate inmates from the state of Hawaii from several of our other facilities to this new facility. Although we can provide no assurance, we currently expect that growing state and federal demand for beds will ultimately absorb the beds vacated by the state of Hawaii. As of December 31, 2006, we housed 1,873 inmates from the state of Hawaii.

In July 2006 we were notified by the state of Colorado that the State had accepted our proposal to expand our 700-bed Bent County Correctional Facility in Las Animas, Colorado by 720 beds to fulfill part of a 2,250-bed request for proposal issued by the state of Colorado in December 2005. As a result of the award, we have now entered into an Implementation Agreement with the state of Colorado for the expansion of our Bent County Correctional Facility by 720 beds. In addition, during November 2006 we entered into another Implementation Agreement to also expand our 768-bed Kit Carson Correctional Center in Burlington, Colorado by 720 beds. Construction of the Bent and Kit Carson facilities is estimated to cost approximately $88 million. Both expansions are anticipated to be completed during the second quarter of 2008.

During January 2007, we announced that we received a contract award from the BOP to house up to 1,558 federal inmates at our Eden Detention Center in Eden, Texas. We currently house approximately 1,300 BOP inmates at the Eden facility, under an existing inter-governmental services agreement between the BOP and the City of Eden. The contract requires a renovation and expansion of the Eden facility, which will increase the rated capacity of the facility by 129 beds to an aggregate capacity of 1,354 beds. Renovation of the Eden facility is expected to be completed in the first quarter of 2008 at an estimated cost of approximately $20.0 million.

Based on our expectation of demand from a number of existing state and federal customers, during August 2006 we announced our intention to expand our 1,440-bed North Fork Correctional Facility by 960 beds, our 1,104-bed Tallahatchie County Correctional Facility in Tutwiler, Mississippi by 360 beds, and our 568-bed Crossroads Correctional Center in Shelby, Montana, by 96 beds. The estimated cost to complete these expansions is approximately $81 million. As previously described herein, we recently signed contracts with the state of Wyoming for up to 600 inmates and with the state of Colorado for up to 720 inmates at the North Fork facility, which also houses inmates from the state of Vermont. Although we expect any Colorado inmates housed at this facility to ultimately be transferred to the facilities we are expanding in Colorado, we also expect the state of California to utilize this facility. Our Tallahatchie facility was 90% occupied as of December 31, 2006, mostly with inmates from the state of Hawaii, while our Crossroads facility was 97% occupied with inmates from the state of Montana and the USMS.

The following table summarizes the aforementioned construction and expansion projects expected to be completed through the second quarter of 2008:

Facility	No. of beds	Estimated completion date	Estimated cost to complete as of December 31, 2006 (in thousands)
Citrus County Detention Facility Lecanto, FL	360	First quarter 2007	$ 2,769
Crossroads Correctional Center Shelby, MT	96	First quarter 2007	988
Saguaro Correctional Facility Eloy, AZ	1,896	Mid-2007	30,573
North Fork Correctional Facility Sayre, OK	960	Fourth quarter 2007	51,949
Tallahatchie County Correctional Facility Tutwiler, MS	360	Fourth quarter 2007	19,830
Eden Detention Center Eden, TX	129	First quarter 2008	20,000
Bent County Correctional Facility Las Animas, CO	720	Second quarter 2008	44,596
Kit Carson Correctional Center Burlington, CO	720	Second quarter 2008	42,977
Total	5,241		$ 213,682

In order to retain federal inmate populations we currently manage in the San Diego Correctional Facility, we may be required to construct a new facility in the future. The San Diego Correctional Facility is subject to a ground lease with the County of San Diego. Under the provisions of the lease, the facility is divided into three different properties (Initial, Existing and Expansion Premises), all of which have separate terms ranging from June 2006 to December 2015, subject to extension by the County. Upon expiration of any lease term, ownership of the applicable portion of the facility automatically reverts to the County. The County has the right to buy out the Initial and Expansion portions of the facility at various times prior to the end term of the ground lease at a price generally equal to the cost of the premises, less an allowance for the amortization over a 20-year period. The third portion of the lease (Existing Premises) included 200 beds that expired in June 2006 and was not renewed. However, we did not lose any inmates at this facility as a result of the expiration, as we had the ability to consolidate inmates from the Existing Premises to the Initial and Expansion Premises. Ownership of the 200-bed Expansion Premises reverts to the County in December 2007. We are currently negotiating with the County to extend the reversion date of the Expansion Premises. However, if we are unsuccessful, we may be required to relocate a portion of the existing federal inmate population to other available beds within or outside the San Diego Correctional Facility, which could include the acquisition of an alternate site for the construction of a new facility. However, we can provide no assurance that we will be able to retain these inmate populations.

We continue to pursue additional expansion and development opportunities to satisfy increasing demand from existing and potential customers.

Additionally, we believe investments in technology can enable us to operate safe and secure facilities with more efficient, highly skilled and better-trained staff, and to reduce turnover through the deployment of innovative technologies, many of which are unique and new to the corrections industry. During 2006, we capitalized $15.1 million of expenditures related to technology. These investments in technology are expected to provide long-term benefits enabling us to provide enhanced quality service to our customers while creating scalable operating efficiencies. We expect to incur approximately $16.5 million in information technology expenditures during 2007.

We have the ability to fund our capital expenditure requirements including our construction projects, as well as our information technology expenditures, working capital, and debt service requirements, with investments and cash on hand, net cash provided by operations, and borrowings available under our revolving credit facility.

The term loan portion of our old senior bank credit facility was scheduled to mature on March 31, 2008, while the revolving portion of the old facility, which as of December 31, 2005 had an outstanding balance of $10.0 million along with $36.5 million in outstanding letters of credit under a subfacility, was scheduled to mature on March 31, 2006. During January 2006, we completed the sale and issuance of $150.0 million aggregate principal amount of 6.75% senior notes due 2014, the proceeds of which were used in part to completely pay-off the outstanding balance of the term loan portion of our old senior bank credit facility after repaying the $10.0 million balance on the revolving portion of the old facility with cash on hand. Further, during February 2006, we closed on a new revolving credit facility with various lenders providing for a new $150.0 million revolving credit facility to replace the revolving portion of the old credit facility. The new revolving credit facility has a five-year term and currently has no outstanding balance other than $37.9 million in outstanding letters of credit under a subfacility. We have an option to increase the availability under the new revolving credit facility by up to $100.0 million (consisting of revolving credit, term loans or a combination of the two) subject to, among other things, the receipt of commitments for the increased amount. Interest on the new revolving credit facility is based on a base rate plus a margin ranging from 0.00% to 0.50% or on LIBOR plus a margin ranging from 0.75% to 1.50%, subject to adjustment based on our leverage ratio. The new revolving credit facility currently bears interest at a base rate or a LIBOR plus a margin of 1.00%.

During the years ended December 31, 2005 and 2004, we were not required to pay income taxes, other than primarily for the alternative minimum tax and certain state taxes, due to the utilization of existing net operating loss carryforwards to offset our taxable income. However, in 2005 we paid $15.8 million in tax payments primarily for the repayment of excess refunds we received in 2002 and 2003. During 2006, we generated sufficient taxable income to utilize our remaining federal net operating loss carryforwards. As a result, we began paying federal income taxes during 2006, with an obligation to pay a full year's taxes beginning in 2007. We currently expect to pay approximately $60 million to $65 million in federal and state income taxes during 2007.

As of December 31, 2006, our liquidity was provided by cash on hand of $29.1 million, investments of $82.8 million, and $112.1 million available under our $150.0 million revolving credit facility. During the years ended December 31, 2006 and 2005, we generated $172.0 million and $153.4 million, respectively, in cash provided by operating activities, and as of December 31, 2006 and 2005, we had net working capital of $226.9 million and $164.0 million, respectively. We currently expect to be able to meet our cash expenditure requirements for the next year utilizing these resources. In addition, we have an effective "shelf" registration statement under which we may issue an indeterminate amount of securities from time to time when we determine that market conditions and the opportunity to utilize the proceeds from the issuance of such securities are favorable.

As a result of the completion of numerous recapitalization and refinancing transactions over the past several years, we have significantly reduced our exposure to variable rate debt, eliminated all of our subordinated indebtedness, lowered our after tax interest obligations associated with our outstanding debt, further increasing our cash flow, and extended our total weighted average debt maturities. Also as a result of the completion of these capital transactions, covenants under our senior bank credit facility were amended to provide greater flexibility for, among other matters, incurring unsecured indebtedness, capital expenditures, and permitted acquisitions. With the most recent pay-off of our senior bank credit facility in January 2006 and the completion of our revolving credit facility in February 2006, we removed the requirement to secure the senior bank credit facility with liens on our real estate assets and, instead, collateralized the facility primarily with security interests in our accounts receivable and deposit accounts. At December 31, 2006, our total weighted average stated interest rate was 6.9% and our total weighted average maturity was 5.5 years. As an indication of the improvement of our operational performance and financial flexibility, Standard & Poor's Ratings Services has raised our corporate credit rating from "B" at December 31, 2000 to "BB-" currently (an improvement by two ratings levels), and our senior unsecured debt rating from "CCC+" to "BB-" (an improvement by four ratings levels). Moody's Investors Service has upgraded our senior unsecured debt rating from "Caa1" at December 31, 2000 to "Ba2" currently (an improvement by five ratings levels).

Operating Activities

Our net cash provided by operating activities for the year ended December 31, 2006 was $172.0 million compared with $153.4 million in 2005 and $126.0 million in 2004. Cash provided by operating activities represents the year to date net income plus depreciation and amortization, changes in various components of working capital, and adjustments for expenses associated with debt refinancing and recapitalization transactions and various non-cash charges, including primarily deferred income taxes. The increase in cash provided by operating activities during 2006 was primarily the result of an increase in higher operating income, partially offset by negative fluctuations in working capital.

Investing Activities

Our cash flow used in investing activities was $226.3 million for the year ended December 31, 2006, and was primarily attributable to capital expenditures during the year of $163.1 million, including $112.8 million for the expansion and development activities previously discussed herein, and $50.3 million for facility maintenance and information technology capital expenditures. Cash flow used in investing activities was also impacted by the purchases of $63.8 million in investments. Our cash flow used in investing activities was $116.3 million for the year ended December 31, 2005, and was primarily attributable to capital expenditures during the year of $110.3 million, including $73.9 million for expansion and development activities and $36.4 million for facility maintenance and information technology capital expenditures. During the year ended December 31, 2004, our cash flow used in investing activities was $116.2 million, primarily resulting from capital expenditures of $128.0 million, including $80.5 million for expansion and development activities and $47.5 million for facility maintenance and information technology capital expenditures.

Financing Activities

Our cash flow provided by financing activities was $18.6 million for the year ended December 31, 2006 and was primarily attributable to the aforementioned refinancing and recapitalization transactions completed during 2006, combined with proceeds received from the exercise of stock options and the income tax benefit of equity compensation. The income tax benefit of equity compensation was reported as a financing activity in 2006 pursuant to SFAS 123R, and as an operating activity in prior years.

Our cash flow used in financing activities was $23.1 million for the year ended December 31, 2005 and was primarily attributable to the aforementioned refinancing and recapitalization transactions completed during the first half of 2005. Proceeds from the issuance of the $375 million 6.25% senior notes along with cash on hand were used to purchase all of the outstanding $250 million 9.875% senior notes, make a lump sum prepayment on the senior bank credit facility of $110 million, and pay fees and expenses related thereto. These transactions, combined with the second quarter amendment to the senior bank credit facility, resulted in fees and expenses of $36.2 million paid during 2005.

Our cash flow used in financing activities was $29.5 million for 2004 and was primarily attributable to the redemption of the remaining 0.3 million shares of series A preferred stock during March 2004, which totaled $7.5 million, and the redemption of the remaining 1.0 million shares of series B preferred stock during the second quarter of 2004, which totaled $23.5 million.

Contractual Obligations

The following schedule summarizes our contractual obligations by the indicated period as of December 31, 2006 (in thousands):

	Payments Due By Year Ended December 31,						
	2007	2008	2009	2010	2011	Thereafter	Total
Long-term debt	$ -	$ -	$ -	$ -	$ 450,000	$ 525,000	$ 975,000
Environmental remediation	284	-	-	-	-	-	284
Contractual facility expansions	77,624	32,718	-	-	-	-	110,342
Operating leases	435	444	453	462	471	1,723	3,988
Total Contractual Cash Obligations	$ 78,343	$ 33,162	$ 453	$ 462	$ 450,471	$ 526,723	$ 1,089,614

The cash obligations in the table above do not include future cash obligations for interest associated with our outstanding indebtedness. During 2006, we paid $65.2 million in interest, including capitalized interest. We had $37.9 million of letters of credit outstanding at December 31, 2006 primarily to support our requirement to repay fees and claims under our workers' compensation plan in the event we do not repay the fees and claims due in accordance with the terms of the plan. The letters of credit are renewable annually. We did not have any draws under any outstanding letters of credit during 2006, 2005, or 2004.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance prescribed in FIN 48 establishes a recognition threshold of more likely than not that a tax position will be sustained upon examination. The measurement attribute of FIN 48 requires that a tax position be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are in the process of evaluating the impact that FIN 48 will have on our financial position and results of operations.

INFLATION

We do not believe that inflation has had or will have a direct adverse effect on our operations. Many of our management contracts include provisions for inflationary indexing, which mitigates an adverse impact of inflation on net income. However, a substantial increase in personnel costs, workers' compensation or food and medical expenses could have an adverse impact on our results of operations in the future to the extent that these expenses increase at a faster pace than the per diem or fixed rates we receive for our management services.

SEASONALITY AND QUARTERLY RESULTS

Our business is somewhat subject to seasonal fluctuations. Because we are generally compensated for operating and managing facilities at an inmate per diem rate, our financial results are impacted by the number of calendar days in a fiscal quarter. Our fiscal year follows the calendar year and therefore, our daily profits for the third and fourth quarters include two more days than the first quarter (except in leap years) and one more day than the second quarter. Further, salaries and benefits represent the most significant component of operating expenses. Significant portions of the Company's unemployment taxes are recognized during the first quarter, when base wage rates reset for state unemployment tax purposes. Finally, quarterly results are affected by government funding initiatives, the timing of the opening of new facilities, or the commencement of new management contracts and related start-up expenses which may mitigate or exacerbate the impact of other seasonal influences. Because of these seasonality factors, results for any quarter are not necessarily indicative of the results that may be achieved for the full fiscal year.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our primary market risk exposure is to changes in U.S. interest rates. In the event we have an outstanding balance under our revolving credit facility, we would be exposed to market risk because the interest rate on our revolving credit facility is subject to fluctuations in the market. As of December 31, 2006, there were no amounts outstanding under our revolving credit facility (other than $37.9 million in outstanding letters of credit). Therefore, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial statements.

As of December 31, 2006, we had outstanding $450.0 million of senior notes with a fixed interest rate of 7.5%, $375.0 million of senior notes with a fixed interest rate of 6.25%, and $150.0 million of senior notes with a fixed interest rate of 6.75%. Because the interest rates with respect to these instruments are fixed, a hypothetical 100 basis point increase or decrease in market interest rates would not have a material impact on our financial statements.

We may, from time to time, invest our cash in a variety of short-term financial instruments. These instruments generally consist of highly liquid investments with original maturities at the date of purchase of three months or less. While these investments are subject to interest rate risk and will decline in value if market interest rates increase, a hypothetical 100 basis point increase or decrease in market interest rates would not materially affect the value of these instruments.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

An evaluation was performed under the supervision and with the participation of our senior management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 as of the end of the period covered by this annual report. Based on that evaluation, our senior management, including our Chief Executive Officer and Chief Financial Officer, concluded that as of the end of the period covered by this annual report our disclosure controls and procedures are effective in causing material information relating to us (including our consolidated subsidiaries) to be recorded, processed, summarized and reported by management on a timely basis and to ensure that the quality and timeliness of our public disclosures complies with SEC disclosure obligations.

Management's Report On Internal Control Over Financial Reporting

Management of Corrections Corporation of America (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on management's assessment and those criteria, management believes that, as of December 31, 2006, the Company's internal control over financial reporting was effective.

The Company's independent registered public accounting firm, Ernst & Young LLP, have issued an attestation report on management's assessment of the Company's internal control over financial reporting. That report begins on page 39.

Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are likely to materially affect, our internal control over financial reporting.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Corrections Corporation of America

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Corrections Corporation of America and Subsidiaries ("the Company") maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Corrections Corporation of America as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006 of Corrections Corporation of America and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Nashville, Tennessee
February 22, 2007

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Price of and Distributions on Capital Stock

Our common stock is traded on the New York Stock Exchange, or NYSE, under the symbol "CXW." On February 23, 2007 the last reported sale price of our common stock was $53.53 per share and there were approximately 5,000 registered holders and approximately 31,000 beneficial holders, respectively, of our common stock.

The following table sets forth, for the fiscal quarters indicated, the range of high and low sales prices of the common stock as adjusted for the Company's 3-for-2 stock split in September 2006.

Common Stock

	SALES PRICE	
	HIGH	LOW
FISCAL YEAR 2006		
First Quarter	$ 30.86	$ 26.74
Second Quarter	$ 36.45	$ 28.60
Third Quarter	$ 45.26	$ 34.37
Fourth Quarter	$ 49.71	$ 42.65
FISCAL YEAR 2005		
First Quarter	$ 28.71	$ 24.45
Second Quarter	$ 26.51	$ 23.50
Third Quarter	$ 26.76	$ 24.47
Fourth Quarter	$ 30.27	$ 24.34

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN AMONG CORRECTIONS CORPORATION OF AMERICA, THE S & P 500 INDEX, AND A PEER GROUP*


$400
$300
$200
$100
$0
12/01
12/02
12/03
12/04
12/05
12/06
Corrections Corporation of America
S & P 500
Peer Group

* $100 invested on 12/31/01 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06
Corrections Corporation of America	100.00	92.40	155.33	217.94	242.30	365.54
S & P 500	100.00	77.90	100.24	111.15	116.61	135.03
Peer Group	100.00	69.98	119.34	136.41	119.80	232.77

*The Peer Group includes Avalon Correctional Services, Inc., Cornell Companies Inc., and the Geo Group, Inc. (formerly Wackenhut Corrections Corp.). Correctional Services Corp. ("CSC"), which has been included in our Peer Group in prior years, has been excluded because CSC was acquired by the Geo Group, Inc. on November 4, 2005 pursuant to an agreement and plan of merger dated July 14, 2005.

Dividend Policy

During the years ended December 31, 2006 and 2005, we did not pay any dividends on our common stock. Pursuant to the terms of the indentures governing our senior notes, we are limited in the amount of dividends we can declare or pay on our outstanding shares of common stock. Taking into consideration these limitations, management and our board of directors regularly evaluate the merits of declaring and paying a dividend. Future dividends, if any, will depend on our future earnings, our capital requirements, our financial condition, alternative uses of capital, and on such other factors as our board of directors may consider relevant.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Corrections Corporation of America

We have audited the accompanying consolidated balance sheets of Corrections Corporation of America and Subsidiaries as of December 31, 2006 and 2005 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the accompanying consolidated balance sheet as of December 31, 2005 has been restated.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Corrections Corporation of America and Subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2006, Corrections Corporation of America changed its accounting for stock-based compensation in connection with the adoption of Statement of Financial Standards No. 123R, "Share-Based Payment".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Corrections Corporation of America's internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 22, 2007 expressed an unqualified opinion thereon.

Ernst & Young LLP

Nashville, Tennessee
February 22, 2007

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31, 2006	December 31, 2005 (Restated, see Note 2)
ASSETS		
Cash and cash equivalents	$ 29,121	$ 64,901
Restricted cash	11,826	11,284
Investments	82,830	19,014
Accounts receivable, net of allowance of $2,261 and $2,258, respectively	238,256	176,560
Deferred tax assets	11,655	32,488
Prepaid expenses and other current assets	17,554	15,884
Total current assets	391,242	320,131
Property and equipment, net	1,805,098	1,710,794
Investment in direct financing lease	15,467	16,322
Goodwill	15,246	15,246
Other assets	23,807	23,820
Total assets	$ 2,250,860	$ 2,086,313
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$ 160,785	$ 141,090
Income taxes payable	2,810	1,435
Current portion of long-term debt	290	11,836
Current liabilities of discontinued operations	497	1,774
Total current liabilities	164,382	156,135
Long-term debt, net of current portion	975,968	963,800
Deferred tax liabilities	23,755	12,087
Other liabilities	37,074	37,660
Total liabilities	1,201,179	1,169,682
Commitments and contingencies		
Common stock - $0.01 par value; 80,000 shares authorized; 61,042 and 59,541 shares issued and outstanding at December 31, 2006 and 2005, respectively	610	595
Additional paid-in capital	1,528,219	1,505,986
Deferred compensation	-	(5,563)
Retained deficit	(479,148)	(584,387)
Total stockholders' equity	1,049,681	916,631
Total liabilities and stockholders' equity	$ 2,250,860	$ 2,086,313

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the Years Ended December 31,		
	2006	2005	2004
REVENUE:			
Management and other	$ 1,326,881	$ 1,188,649	$ 1,122,542
Rental	4,207	3,991	3,845
	1,331,088	1,192,640	1,126,387
EXPENSES:			
Operating	973,893	898,793	850,366
General and administrative	63,593	57,053	48,186
Depreciation and amortization	67,673	59,882	54,445
	1,105,159	1,015,728	952,997
OPERATING INCOME	225,929	176,912	173,390
OTHER (INCOME) EXPENSE:			
Interest expense, net	58,783	63,928	69,177
Expenses associated with debt refinancing and recapitalization transactions	982	35,269	101
Other (income) expense	(224)	263	943
	59,541	99,460	70,221
INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	166,388	77,452	103,169
Income tax expense	(61,149)	(26,888)	(41,514)
INCOME FROM CONTINUING OPERATIONS	105,239	50,564	61,655
Income (loss) from discontinued operations, net of taxes	-	(442)	888
NET INCOME	105,239	50,122	62,543
Distributions to preferred stockholders	-	-	(1,462)
NET INCOME AVAILABLE TO COMMON STOCKHOLDERS	$ 105,239	$ 50,122	$ 61,081
BASIC EARNINGS (LOSS) PER SHARE:			
Income from continuing operations after preferred stock distributions	$ 1.76	$ 0.88	$ 1.14
Income (loss) from discontinued operations, net of taxes	-	(0.01)	0.02
Net income available to common stockholders	$ 1.76	$ 0.87	$ 1.16
DILUTED EARNINGS (LOSS) PER SHARE:			
Income from continuing operations after preferred stock distributions	$ 1.71	$ 0.84	$ 1.02
Income (loss) from discontinued operations, net of taxes	-	(0.01)	0.02
Net income available to common stockholders	$ 1.71	$ 0.83	$ 1.04

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2006	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	**$ 105,239**	$ 50,122	$ 62,543
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**67,673**	60,068	54,574
Amortization of debt issuance costs and other non-cash interest	**4,433**	5,341	6,750
Expenses associated with debt refinancing and recapitalization transactions	**982**	35,269	101
Deferred income taxes	**31,141**	21,255	14,934
Other (income) expense	**(228)**	248	783
Other non-cash items	**458**	1,097	1,107
Income tax benefit of equity compensation	**(18,161)**	6,900	3,683
Non-cash equity compensation	**6,175**	4,084	1,262
Changes in assets and liabilities, net:			
Accounts receivable, prepaid expenses and other assets	**(63,716)**	(20,193)	(28,654)
Accounts payable, accrued expenses and other liabilities	**18,423**	9,947	(12,396)
Income taxes payable	**19,536**	(20,772)	21,294
Net cash provided by operating activities	**171,955**	153,366	125,981
CASH FLOWS FROM INVESTING ACTIVITIES:			
Expenditures for facility development and expansions	**(112,791)**	(73,895)	(80,548)
Expenditures for other capital improvements	**(50,331)**	(36,410)	(47,480)
Proceeds from sale of investments	**-**	-	5,000
Purchases of investments	**(63,816)**	(10,328)	(160)
(Increase) decrease in restricted cash	**(255)**	1,848	(66)
Proceeds from sale of assets	**71**	1,046	179
Decrease in other assets	**57**	726	6,257
Payments received on direct financing lease and notes receivable	**758**	665	601
Net cash used in investing activities	**(226,307)**	(116,348)	(116,217)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of debt	**150,000**	375,000	-
Scheduled principal repayments	**(138)**	(1,233)	(843)
Other principal repayments	**(148,950)**	(370,135)	-
Payment of debt issuance and other refinancing and related costs	**(3,976)**	(36,240)	(993)
Proceeds from exercise of stock options and warrants	**15,765**	9,586	4,945
Purchase and retirement of common stock	**(12,290)**	(33)	-
Income tax benefit of equity compensation	**18,161**	-	-
Purchase and redemption of preferred stock	**-**	-	(31,028)
Payment of dividends	**-**	-	(1,612)
Net cash provided by (used in) financing activities	**18,572**	(23,055)	(29,531)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(35,780)**	13,963	(19,767)
CASH AND CASH EQUIVALENTS, beginning of year	**64,901**	50,938	70,705
CASH AND CASH EQUIVALENTS, end of year	**$ 29,121**	$ 64,901	$ 50,938

(Continued)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

(Continued)

	For the Years Ended December 31,		
	2006	2005	2004
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest (net of amounts capitalized of $4,658, $4,543, and $5,839 in 2006, 2005, and 2004, respectively)	$ **60,575**	$ 61,877	$ 65,592
Income taxes	$ **13,690**	$ 15,776	$ 3,511
SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES:			
Convertible subordinated notes were converted to common stock:			
Long-term debt	$ -	$ (30,000)	$ -
Common stock	-	50	-
Additional paid-in capital	-	29,928	-
Other assets	-	12	-
Accounts payable and accrued expenses	-	10	-
	$ -	$ -	$ -

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(in thousands)

	Series A Preferred Stock	Series B Preferred Stock	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, December 31, 2003	$ 7,500	$ 23,528	52,530	$ 525	$1,441,567	$ (1,479)	$ (695,590)	$ (586)	$ 775,465
Comprehensive income:									
Net income	-	-	-	-	-	-	62,543	-	62,543
Change in fair value of interest rate cap, net of tax	-	-	-	-	-	-	-	586	586
Total comprehensive income	-	-	-	-	-	-	62,543	-	63,129
Distributions to preferred stockholders	-	-	-	-		-	(1,462)	-	(1,462)
Income tax benefit of equity compensation	-	-	-	-	3,683	-	-	-	3,683
Redemption of preferred stock	(7,500)	(23,528)	-	-	-	-	-	-	(31,028)
Issuance of common stock	-	-	2	-	50	-	-	-	50
Amortization of deferred compensation, net of forfeitures	-	-	(8)	-	(106)	1,318	-	-	1,212
Restricted stock grant	-	-	79	1	1,574	(1,575)	-	-	-
Stock options exercised	-	-	519	5	4,940	-	-	-	4,945
BALANCE, December 31, 2004	$ -	$ -	53,122	$ 531	$1,451,708	$ (1,736)	$ (634,509)	$ -	$ 815,994

(Continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(in thousands)

(Continued)

	Series A Preferred Stock	Series B Preferred Stock	Common Stock Shares	Common Stock Par Value	Additional Paid-In Capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
BALANCE, December 31, 2004	$ -	$ -	53,122	$ 531	$1,451,708	$ (1,736)	$ (634,509)	$ -	$ 815,994
Comprehensive income:						-			
Net income	-	-	-	-	-	-	50,122	-	50,122
Total comprehensive income	-	-	-	-	-	-	50,122	-	50,122
Conversion of subordinated notes	-	-	5,043	50	29,928	-	-	-	29,978
Issuance of common stock	-	-	2	-	68	-	-	-	68
Retirement of common stock	-	-	(1)	-	(33)	-	-	-	(33)
Amortization of deferred compensation, net of forfeitures	-	-	(23)	-	(142)	3,169	-	-	3,027
Stock option compensation expense	-	-	-	-	989	-	-	-	989
Income tax benefit of equity compensation	-	-	-	-	6,900	-	-	-	6,900
Restricted stock grant	-	-	296	3	6,993	(6,996)	-	-	-
Warrants exercised	-	-	106	1	999	-	-	-	1,000
Stock options exercised	-	-	996	10	8,576	-	-	-	8,586
BALANCE, December 31, 2005	$ -	$ -	59,541	$ 595	$1,505,986	$ (5,563)	$ (584,387)	$ -	$ 916,631

(Continued)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005, AND 2004
(in thousands)

(Continued)

	Series A Preferred Stock	Series B Preferred Stock	Common Stock		Additional Paid-In Capital	Deferred Compensation	Retained Earning (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
			Shares	Par value					
BALANCE, December 31, 2005	$ -	$ -	59,541	$ 595	$1,505,986	$ (5,563)	$ (584,387)	$ -	$ 916,631
Comprehensive income:									
Net income	-	-	-	-	-	-	105,239	-	105,239
Total comprehensive income	-	-	-	-	-	-	105,239	-	105,239
Issuance of common stock	-	-	-	-	50	-	-	-	50
Retirement of common stock	-	-	(364)	(4)	(12,286)	-	-	-	(12,290)
Amortization of deferred compensation, net of forfeitures	-	-	(56)	(1)	4,565	-	-	-	4,564
Stock option compensation expense	-	-	-	-	1,561	-	-	-	1,561
Income tax benefit of equity compensation	-	-	-	-	18,161	-	-	-	18,161
Reclassification of deferred compensation on nonvested stock upon adoption of SFAS 123R	-	-	-	-	(5,563)	5,563	-	-	-
Restricted stock grant	-	-	256	3	(3)	-	-	-	-
Stock options exercised	-	-	1,665	17	15,748	-	-	-	15,765
BALANCE, December 31, 2006	$ -	$ -	61,042	$ 610	$1,528,219	$ -	$ (479,148)	$ -	$ 1,049,681

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006, 2005 AND 2004

1. ORGANIZATION AND OPERATIONS

Corrections Corporation of America (together with its subsidiaries, the "Company") is the nation's largest owner and operator of privatized correctional and detention facilities and one of the largest prison operators in the United States, behind only the federal government and three states. As of December 31, 2006, the Company owned 43 correctional, detention and juvenile facilities, three of which the Company leases to other operators. At December 31, 2006, the Company operated 65 facilities, including 40 facilities that it owned, located in 19 states and the District of Columbia. The Company is also constructing an additional 1,896-bed correctional facility in Eloy, Arizona that is expected to be completed mid-2007.

The Company specializes in owning, operating and managing prisons and other correctional facilities and providing inmate residential and prisoner transportation services for governmental agencies. In addition to providing the fundamental residential services relating to inmates, the Company's facilities offer a variety of rehabilitation and educational programs, including basic education, religious services, life skills and employment training and substance abuse treatment. These services are intended to help reduce recidivism and to prepare inmates for their successful reentry into society upon their release. The Company also provides health care (including medical, dental and psychiatric services), food services, and work and recreational programs.

The Company's website address is www.correctionscorp.com. The Company makes its Form 10-K, Form 10-Q, Form 8-K, and Section 16 reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act") available on its website, free of charge, as soon as reasonably practicable after these reports are filed with or furnished to the Securities and Exchange Commission (the "SEC").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RESTATEMENT

Basis of Presentation

The consolidated financial statements include the accounts of the Company on a consolidated basis with its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated.

Restatement of the December 31, 2005 Balance Sheet

The Company has historically classified accrued workers' compensation and automobile claims liabilities within accounts payable and accrued expenses, which is included in total current liabilities on the consolidated balance sheet. During 2006, management concluded that a portion of this liability should be classified in other long-term liabilities. As a result, the Company has restated the accompanying December 31, 2005 balance sheet to conform to the 2006 presentation.

The following is a summary of the line items impacted by the restatement of the December 31, 2005 balance sheet.

	December 31, 2005		
	As Previously Reported	Adjustments	Restated
Accounts payable and accrued expenses	$ 158,267	$ (17,177)	$ 141,090
Total current liabilities	$ 173,312	$ (17,177)	$ 156,135
Other liabilities	$ 20,483	$ 17,177	$ 37,660

Stock Split

On August 3, 2006, the Company announced that its Board of Directors had declared a 3-for-2 stock split to be effected in the form of a 50% stock dividend on its common stock. The stock dividend was payable on September 13, 2006, to stockholders of record on September 1, 2006. Each shareholder of record at the close of business on the record date received one additional share of the Company's common stock for every two shares of common stock held on that date. Shareholders received cash in lieu of fractional shares. The number of common shares and per share amounts have been retroactively restated in the accompanying financial statements and these notes to the financial statements to reflect the increase in common shares and corresponding decrease in the per share amounts resulting from the 3-for-2 stock split.

Cash and Cash Equivalents

The Company considers all liquid debt instruments with a maturity of three months or less at the time of purchase to be cash equivalents.

Restricted Cash

Restricted cash at December 31, 2006 was $11.8 million, of which $5.6 million represents cash collateral for a guarantee agreement as further described in Note 17 and $6.2 million represents cash for a capital improvements, replacements, and repairs reserve. Restricted cash at December 31, 2005 was $11.3 million, of which $5.4 million represents cash collateral for the guarantee agreement and $5.9 million represents cash for a capital improvements, replacements, and repairs reserve.

Accounts Receivable and Allowance for Doubtful Accounts

At December 31, 2006 and 2005, accounts receivable of $238.3 million and $176.6 million were each net of allowances for doubtful accounts totaling $2.3 million. Accounts receivable consist primarily of amounts due from federal, state, and local government agencies for operating and managing prisons and other correctional facilities and providing inmate residential and prisoner transportation services.

Accounts receivable are stated at estimated net realizable value. The Company recognizes allowances for doubtful accounts to ensure receivables are not overstated due to uncollectibility. Bad debt reserves are maintained for customers in the aggregate based on a variety of factors, including the length of time receivables are past due, significant one-time events and historical experience. If circumstances related to customers change, estimates of the recoverability of receivables would be further adjusted.

Investments

Investments consist of cash invested in auction rate securities held by a large financial institution. Auction rate securities have legal maturities that typically are at least twenty years, but have their interest rates reset approximately every 28-35 days under an auction system. Because liquidity in these instruments is provided from third parties (the buyers and sellers in the auction) and not the issuer, auctions may fail. In those cases, the auction rate securities remain outstanding, with their interest rate set at the maximum rate which is established in the securities. Despite the fact that auctions rarely fail, the only time the issuer must redeem an auction rate security for cash is at its maturity. Because auction rate securities are frequently re-priced, they trade in the market like short-term investments. These investments are carried at fair value, and are classified as current assets because they are generally available to support the Company's current operations. Investment income earned on auction rate securities is classified net of interest expense on the consolidated statement of operations and was $3.2 million, $0.3 million, and $0.2 million for the years ended December 31, 2006, 2005, and 2004, respectively.

Property and Equipment

Property and equipment are carried at cost. Assets acquired by the Company in conjunction with acquisitions are recorded at estimated fair market value in accordance with the purchase method of accounting. Betterments, renewals and significant repairs that extend the life of an asset are capitalized; other repair and maintenance costs are expensed. Interest is capitalized to the asset to which it relates in connection with the construction or expansion of facilities. The cost and accumulated depreciation applicable to assets retired are removed from the accounts and the gain or loss on disposition is recognized in income. Depreciation is computed over the estimated useful lives of depreciable assets using the straight-line method. Useful lives for property and equipment are as follows:

Land improvements	5 – 20 years
Buildings and improvements	5 – 50 years
Equipment	3 – 5 years
Office furniture and fixtures	5 years

Intangible Assets Other Than Goodwill

Intangible assets other than goodwill include contract acquisition costs, a customer list, and contract values established in connection with certain business combinations. Contract acquisition costs (included in other non-current assets in the accompanying consolidated balance sheets) and contract values (included in other non-current liabilities in the accompanying consolidated balance sheets) represent the estimated fair values of the identifiable intangibles acquired in connection with mergers and acquisitions completed during 2000. Contract acquisition costs and contract values are generally amortized into amortization expense using the interest method over the lives of the related management contracts acquired, which range from three months to approximately 19 years. The customer list (included in other non-current assets in the accompanying consolidated balance sheets), which was acquired in connection with the acquisition of a prisoner extradition company on December 31, 2002, is being amortized over seven years, which is the expected life of the customer list.

Accounting for the Impairment of Long-Lived Assets Other Than Goodwill

Long-lived assets other than goodwill are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. For assets that are to be held and used, impairment is recognized when the estimated undiscounted cash flows associated with the asset or group of assets is less than their carrying value. If impairment exists, an adjustment is made to write the asset down to its fair value, and a loss is recorded as the difference between the carrying value and fair value. Fair values are determined based on quoted market values, discounted cash flows or internal and external appraisals, as applicable.

Goodwill

Goodwill represents the cost in excess of the net assets of businesses acquired in the Company's managed-only segment. As further discussed in Note 3, goodwill is tested for impairment at least annually using a fair-value based approach.

Investment in Direct Financing Lease

Investment in direct financing lease represents the portion of the Company's management contract with a governmental agency that represents capitalized lease payments on buildings and equipment. The lease is accounted for using the financing method and, accordingly, the minimum lease payments to be received over the term of the lease less unearned income are capitalized as the Company's investment in the lease. Unearned income is recognized as income over the term of the lease using the interest method.

Investment in Affiliates

Investments in affiliates that are equal to or less than 50%-owned over which the Company can exercise significant influence are accounted for using the equity method of accounting.

Debt Issuance Costs

Generally, debt issuance costs, which are included in other assets in the consolidated balance sheets, are capitalized and amortized into interest expense on a straight-line basis, which is not materially different than the interest method, over the term of the related debt. However, certain debt issuance costs incurred in connection with debt refinancings are charged to expense in accordance with Emerging Issues Task Force Issue No. 96-19, "Debtor's Accounting for a Modification or Exchange of Debt Instruments."

Management and Other Revenue

The Company maintains contracts with certain governmental entities to manage their facilities for fixed per diem rates. The Company also maintains contracts with various federal, state, and local governmental entities for the housing of inmates in company-owned facilities at fixed per diem rates or monthly fixed rates. These contracts usually contain expiration dates with renewal options ranging from annual to multi-year renewals. Most of these contracts have current terms that require renewal every two to five years. Additionally, most facility management contracts contain clauses that allow the government agency to terminate a contract without cause, and are generally subject to legislative appropriations. The Company generally expects to renew these contracts for periods consistent with the remaining renewal options allowed by the contracts or other reasonable extensions; however, no assurance can be given that such renewals will be obtained. Fixed monthly rate revenue is recorded in the month earned and fixed per diem revenue is recorded based on the per diem rate multiplied by the number of inmates housed during the respective period. The Company recognizes any additional management service revenues when earned. Certain of the government agencies also have the authority to audit and investigate the Company's contracts with them. For contracts that actually or effectively provide for certain reimbursement of expenses, if the agency determines that the Company has improperly allocated costs to a specific contract, the Company may not be reimbursed for those costs and could be required to refund the amount of any such costs that have been reimbursed.

Other revenue consists primarily of revenues generated from prisoner transportation services for governmental agencies.

Rental Revenue

Rental revenue is recognized based on the terms of the Company's leases.

Self-Funded Insurance Reserves

The Company is significantly self-insured for employee health, workers' compensation, automobile liability insurance claims, and general liability claims. As such, the Company's insurance expense is largely dependent on claims experience and the Company's ability to control its claims experience. The Company has consistently accrued the estimated liability for employee health insurance based on its history of claims experience and time lag between the incident date and the date the cost is paid by the Company. The Company has accrued the estimated liability for workers' compensation and automobile insurance based on a third-party actuarial valuation of the outstanding liabilities, discounted to the net present value of the outstanding liabilities. The Company records litigation reserves related to general liability matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. These estimates could change in the future.

Income Taxes

Income taxes are accounted for under the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 generally requires the Company to record deferred income taxes for the tax effect of differences between book and tax bases of its assets and liabilities.

Deferred income taxes reflect the available net operating losses and the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company's past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

Foreign Currency Transactions

The Company has extended a working capital loan to Agecroft Prison Management, Ltd. ("APM"), the operator of a correctional facility in Salford, England previously owned by a subsidiary of the Company. The working capital loan is denominated in British pounds; consequently, the Company adjusts these receivables to the current exchange rate at each balance sheet date and recognizes the unrealized currency gain or loss in current period earnings. See Note 6 for further discussion of the Company's relationship with APM.

Fair Value of Financial Instruments

To meet the reporting requirements of Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," the Company calculates the estimated fair value of financial instruments using quoted market prices of similar instruments or discounted cash flow techniques. At December 31, 2006 and 2005, there were no material differences between the carrying amounts and the estimated fair values of the Company's financial instruments, other than as follows (in thousands):

	December 31,			
	2006		2005	
	Carrying Amount	**Fair Value**	Carrying Amount	Fair Value
Investment in direct financing lease	**$ 16,322**	**$ 20,475**	$ 17,080	$ 21,926
Note receivable from APM	**$ 6,180**	**$ 10,140**	$ 5,428	$ 9,104
Debt	**$ (976,258)**	**$ (982,500)**	$ (975,636)	$ (987,026)

Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates and those differences could be material.

Concentration of Credit Risks

The Company's credit risks relate primarily to cash and cash equivalents, restricted cash, investments, accounts receivable, and an investment in a direct financing lease. Cash and cash equivalents and restricted cash are primarily held in bank accounts and overnight investments. The Company's investments consist of cash invested in auction rate securities held by a large financial institution. The Company's accounts receivable and investment in direct financing lease represent amounts due primarily from governmental agencies. The Company's financial instruments are subject to the possibility of loss in carrying value as a result of either the failure of other parties to perform according to their contractual obligations or changes in market prices that make the instruments less valuable.

The Company derives its revenues primarily from amounts earned under federal, state, and local government management contracts. For the years ended December 31, 2006, 2005, and 2004, federal correctional and detention authorities represented 40%, 39%, and 38%, respectively, of the Company's total revenue. Federal correctional and detention authorities consist primarily of the Federal Bureau of Prisons, or BOP, the United States Marshals Service, or USMS, and the U.S. Immigration and Customs Enforcement, or ICE. The BOP accounted for 14%, 16%, and 16%, respectively, of total revenue for each of these years ended 2006, 2005, and 2004. The USMS accounted for 15% of total revenue for each of the years ended 2006, 2005, and 2004. The ICE accounted for 11%, 8%, and 8%, respectively, of total revenue for 2006, 2005, and 2004. These federal customers have management contracts at facilities the Company owns and at facilities the Company manages but does not own. No other customer generated more than 10% of total revenue during 2006, 2005, or 2004.

Comprehensive Income

Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" establishes standards for reporting and displaying comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income encompasses all changes in stockholders' equity except those arising from transactions with stockholders.

The Company reports comprehensive income in the consolidated statements of stockholders' equity.

Accounting for Stock-Based Compensation

Restricted Stock

The Company amortizes the fair market value of restricted stock awards over the vesting period using the straight-line method. The fair market value of performance-based restricted stock is amortized over the vesting period as long as the Company expects to meet the performance criteria. If achievement of the performance criteria becomes improbable, an adjustment is made to reverse the expense previously incurred.

Other Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123R, "Share-Based Payment" ("SFAS 123R"), which is a revision of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"). SFAS 123R supersedes Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and amends Statement of Financial Accounting Standards No. 95, "Statement of Cash Flows." Generally, the approach in SFAS 123R is similar to the fair value method of accounting for stock-based employee compensation described in SFAS 123. However, SFAS 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative, which was permitted under SFAS 123.

The Company adopted the fair value recognition provisions of SFAS 123R on January 1, 2006 using the "modified prospective" method. The "modified prospective" method requires compensation cost to be recognized beginning with the effective date (a) based on the requirements of SFAS 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123R that remained unvested on the effective date.

At December 31, 2006, the Company had equity incentive plans, which are described more fully in Note 15. The Company accounts for those plans under the recognition and measurement principles of SFAS 123R. All options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Effective December 30, 2005, the Company's board of directors approved the acceleration of the vesting of outstanding options previously awarded to executive officers and employees under its Amended and Restated 1997 Employee Share Incentive Plan and its Amended and Restated 2000 Stock Incentive Plan. As a result of the acceleration, approximately 1.5 million unvested options became exercisable, 45% of which were otherwise scheduled to vest in February 2006. All of the unvested options were "in-the-money" on the effective date of acceleration.

The purpose of the accelerated vesting of stock options was to enable the Company to avoid recognizing compensation expense associated with these options in future periods as required by SFAS 123R, estimated at the date of acceleration to be $3.8 million in 2006, $2.0 million in 2007, and $0.5 million in 2008. In order to prevent unintended benefits to the holders of these stock options, the Company imposed resale restrictions to prevent the sale of any shares acquired from the exercise of an accelerated option prior to the original vesting date of the option. The resale restrictions automatically expire upon the individual's termination of employment. All other terms and conditions applicable to such options, including the exercise prices, remained unchanged. As a result of the acceleration, the Company recognized a non-cash, pre-tax charge of $1.0 million in the fourth quarter of 2005 for the estimated value of the stock options that would have otherwise been forfeited.

Prior to adoption of SFAS 123R on January 1, 2006, the Company accounted for equity incentive plans under the recognition and measurement principles of APB 25. As such, no employee compensation cost for the Company's stock options is reflected in net income prior to January 1, 2006, except for the aforementioned $1.0 million recognized in the fourth quarter of 2005 as a result of the accelerated vesting of outstanding options on December 30, 2005. The following table illustrates the effect on net income and earnings per share for the years ended December 31, 2005 and 2004 if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation as well as $6.3 million of unrecognized compensation expense associated with the accelerated vesting of all stock options in 2005 (in thousands, except per share data).

	For the Years Ended December 31,	
	2005	2004
As Reported:		
Income from continuing operations and after preferred stock distributions	**$ 50,564**	$ 60,193
Income (loss) from discontinued operations, net of taxes	**(442)**	888
Net income available to common stockholders	**$ 50,122**	$ 61,081
Pro Forma:		
Income from continuing operations and after preferred stock distributions	**$ 42,519**	$ 56,181
Income (loss) from discontinued operations, net of taxes	**(442)**	888
Net income available to common stockholders	**$ 42,077**	$ 57,069
As Reported:		
Basic earnings (loss) per share:		
Income from continuing operations	**$ 0.88**	$ 1.14
Income (loss) from discontinued operations, net of taxes	**(0.01)**	0.02
Net income available to common stockholders	**$ 0.87**	$ 1.16
As Reported:		
Diluted earnings (loss) per share:		
Income from continuing operations	**$ 0.84**	$ 1.02
Income (loss) from discontinued operations, net of taxes	**(0.01)**	0.02
Net income available to common stockholders	**$ 0.83**	$ 1.04
Pro Forma:		
Basic earnings (loss) per share:		
Income from continuing operations	**$ 0.74**	$ 1.07
Income (loss) from discontinued operations, net of taxes	**(0.01)**	0.02
Net income available to common stockholders	**$ 0.73**	$ 1.09
Pro Forma:		
Diluted earnings (loss) per share:		
Income from continuing operations	**$ 0.71**	$ 0.95
Income (loss) from discontinued operations, net of taxes	**(0.01)**	0.02
Net income available to common stockholders	**$ 0.70**	$ 0.97

The effect of applying SFAS 123 for disclosing compensation costs under such pronouncement may not be representative of the effects on reported net income available to common stockholders for future years.

Recent Accounting Pronouncements

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN 48"), which is an interpretation of SFAS 109. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The guidance prescribed in FIN 48 establishes a recognition threshold of more likely than not that a tax position will be sustained upon examination. The measurement attribute of FIN 48 requires that a tax position be measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is in the process of evaluating the impact that FIN 48 will have on the Company's financial position and results of operations.

3. GOODWILL AND INTANGIBLES

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), establishes accounting and reporting requirements for goodwill and other intangible assets. Under SFAS 142, goodwill attributable to each of the Company's reporting units is tested for impairment by comparing the fair value of each reporting unit with its carrying value. Fair value is determined using a collaboration of various common valuation techniques, including market multiples, discounted cash flows, and replacement cost methods. These impairment tests are required to be performed at least annually. The Company performs its impairment tests during the fourth quarter, in connection with the Company's annual budgeting process, and whenever circumstances indicate the carrying value of goodwill may not be recoverable.

As a result of the transfer of operations of the David L. Moss Criminal Justice Center to the Tulsa County Sheriff's Office on July 1, 2005, as further described in Note 14, the Company recognized a goodwill impairment charge of $0.1 million. The charge for the David L. Moss facility is included in loss from discontinued operations, net of taxes, in the accompanying statement of operations for the year ended December 31, 2005.

During the fourth quarter of 2005, in connection with the Company's annual budgeting process and annual goodwill impairment analysis, the Company recognized a goodwill impairment charge of $0.2 million related to the management of the 380-bed Liberty County Jail/Juvenile Center. This impairment charge resulted from recent poor operating performance combined with an unfavorable forecast of future cash flows under the current management contract. This charge was computed using a discounted cash flow method and is included in depreciation and amortization in the accompanying statement of operations for the year ended December 31, 2005. During September 2006, the Company received notification from the Liberty County Commission in Liberty County, Texas that, as a result of a contract bidding process, the County elected to transfer management of the Liberty County Jail/Juvenile Center to another operator which occurred in January 2007. The Company expects to reclassify the results of operations, net of taxes, and the assets and liabilities of this facility as discontinued operations beginning in the first quarter of 2007 for all periods presented. The termination is not expected to have a material impact on the Company's financial statements.

The components of the Company's other identifiable intangible assets and liabilities are as follows (in thousands):

	December 31, 2006		December 31, 2005	
	Gross Carrying Amount	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Contract acquisition costs	**$ 873**	**$ (857)**	$ 873	$ (855)
Customer list	**765**	**(437)**	765	(328)
Contract values	**(35,688)**	**22,459**	(35,688)	19,294
Total	**$ (34,050)**	**$ 21,165**	$ (34,050)	$ 18,111

Contract acquisition costs and the customer list are included in other non-current assets, and contract values are included in other non-current liabilities in the accompanying consolidated balance sheets. Contract values are amortized using the interest method. Amortization income, net of amortization expense, for intangible assets and liabilities during the years ended December 31, 2006, 2005, and 2004 was $4.6 million, $4.2 million and $3.4 million, respectively. Interest expense associated with the amortization of contract values for the years ended December 31, 2006, 2005, and 2004 was $1.5 million, $1.8 million, and $2.1 million, respectively. Estimated amortization income, net of amortization expense, for the five succeeding fiscal years is as follows (in thousands):

2007	$ 4,552
2008	4,552
2009	3,095
2010	2,534
2011	134

4. PROPERTY AND EQUIPMENT

At December 31, 2006, the Company owned 45 real estate properties, including 43 correctional, detention and juvenile facilities, three of which the Company leases to other operators, and two corporate office buildings. At December 31, 2006, the Company also managed 25 correctional and detention facilities owned by government agencies.

Property and equipment, at cost, consists of the following (in thousands):

	December 31,	
	2006	2005
Land and improvements	$ 40,625	$ 37,673
Buildings and improvements	1,899,701	1,810,706
Equipment	157,763	126,549
Office furniture and fixtures	25,712	24,386
Construction in progress	110,124	71,627
	2,233,925	2,070,941
Less: Accumulated depreciation	(428,827)	(360,147)
	$ 1,805,098	$ 1,710,794

Construction in progress primarily consists of correctional facilities under construction or expansion and software under development for internal use capitalized in accordance with Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." Interest is capitalized on construction in progress in accordance with Statement of Financial Accounting Standards No. 34, "Capitalization of Interest Cost" and amounted to $4.7 million, $4.5 million, and $5.8 million in 2006, 2005, and 2004, respectively.

Depreciation expense was $72.2 million, $63.9 million, and $57.8 million for the years ended December 31, 2006, 2005, and 2004, respectively.

As of December 31, 2006, ten of the facilities owned by the Company are subject to options that allow various governmental agencies to purchase those facilities. Certain of these options to purchase are based on a depreciated book value while others are based on a fair market value calculation. In addition, three facilities, including two that are also subject to purchase options, are constructed on land that the Company leases from governmental agencies under ground leases. Under the terms of those ground leases, the facilities become the property of the governmental agencies upon expiration of the ground leases. The Company depreciates these properties over the shorter of the term of the applicable ground lease or the estimated useful life of the property.

During the first quarter of 2006, the Company re-opened its North Fork Correctional Facility in Sayre, Oklahoma with a small population of inmates from the state of Vermont. The facility was also re-opened in anticipation of additional inmate population needs from various existing state and federal customers. In June 2006, the Company entered into a new agreement with the state of Wyoming to house up to 600 of the state's male medium-security inmates at the North Fork Correctional Facility. The terms of the contract include an initial two-year period and may be renewed upon mutual agreement. Prior to its re-opening, this facility had been vacant since the third quarter of 2003, when all of the Wisconsin inmates housed at the facility were transferred in order to satisfy a contractual provision mandated by the state of Wisconsin.

In June 2006, the Company entered into a new agreement with Stewart County, Georgia to house detainees from ICE under an inter-governmental service agreement between Stewart County and ICE. The agreement will enable ICE to accommodate detainees at the Company's Stewart Detention Center in Lumpkin, Georgia. The agreement between Stewart County and the Company is effective through December 31, 2011, and provides for an indefinite number of renewal options. The Company began receiving ICE detainees at the Stewart facility during October 2006.

During February 2005, the Company commenced construction of the Red Rock Correctional Center, a new correctional facility located in Eloy, Arizona. The facility was completed during July 2006 for an aggregate cost of approximately $81 million. The beds available at the Red Rock facility are substantially occupied by inmates from the states of Hawaii and Alaska.

5. FACILITY ACQUISITIONS, EXPANSIONS, AND CONSTRUCTION IN PROGRESS

During September 2005, the Company announced that Citrus County renewed its contract for the Company's continued management of the Citrus County Detention Facility located in Lecanto, Florida. The contract has a ten-year base term with one five-year renewal option. The terms of the new agreement include a 360-bed expansion that the Company commenced during the fourth quarter of 2005. The expansion of the facility, which is owned by the County, was substantially completed during January 2007 at a cost of approximately $18.5 million, funded by the Company utilizing cash on hand. If the County terminates the management contract at any time prior to twenty years following completion of construction, the County would be required to pay the Company an amount equal to the construction cost less an allowance for the amortization over a twenty-year period.

In order to maintain an adequate supply of available beds to meet anticipated demand, while offering the state of Hawaii the opportunity to consolidate its inmates into fewer facilities, the Company commenced construction during the fourth quarter of 2005 of the Saguaro Correctional Facility, a new correctional facility located adjacent to the recently completed Red Rock Correctional Center in Eloy, Arizona. The Saguaro Correctional Facility is expected to be completed mid-2007 at an estimated cost of approximately $103 million. The Company currently expects to consolidate inmates from the state of Hawaii from several of the Company's other facilities to this new facility. Although the Company can provide no assurance, it currently expects that growing state and federal demand for beds will ultimately absorb the beds vacated by the state of Hawaii.

In July 2006, the Company was notified by the state of Colorado that the State had accepted the Company's proposal to expand its 700-bed Bent County Correctional Facility in Las Animas, Colorado by 720 beds to fulfill part of a 2,250-bed request for proposal issued by the state of Colorado in December 2005. As a result of the award, the Company has now entered into an Implementation Agreement with the state of Colorado for the expansion of its Bent County Correctional Facility by 720 beds. In addition, during November 2006 the Company entered into another Implementation Agreement to also expand its 768-bed Kit Carson Correctional Center in Burlington, Colorado by 720 beds.

The Company expects to commence construction on the expansion of the Bent and Kit Carson facilities during the first half of 2007. Construction of the Bent and Kit Carson facilities is estimated to cost a combined total of approximately $88 million. Both expansions are anticipated to be completed during the second quarter of 2008.

Based on the Company's expectation of demand from a number of existing state and federal customers, during August 2006 the Company announced its intention to expand its North Fork Correctional Facility, Tallahatchie County Correctional Facility in Tutwiler, Mississippi, and its Crossroads Correctional Center in Shelby, Montana. The estimated cost to complete these expansions is approximately $81 million.

During January 2007, the Company announced that it received a contract award from the BOP to house up to 1,558 federal inmates at its Eden Detention Center in Eden, Texas. The Company currently houses approximately 1,300 BOP inmates at the Eden facility, under an existing inter-governmental services agreement between the BOP and the City of Eden. The contract requires a renovation and expansion of the Eden facility, which will increase the rated capacity of the facility by 129 beds to an aggregate capacity of 1,354 beds. Renovation of the Eden facility is expected to be completed during the first quarter of 2008 at an estimated cost of $20.0 million.

6. INVESTMENT IN AFFILIATE

The Company has determined that its joint venture in APM is a variable interest entity ("VIE") in accordance with Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51" ("FIN 46"), of which the Company is not the primary beneficiary. The Company has a 50% ownership interest in APM, an entity holding the management contract for a correctional facility, HM Prison Forest Bank, under a 25-year prison management contract with an agency of the United Kingdom government. The Forest Bank facility, located in Salford, England, was previously constructed and owned by a wholly-owned subsidiary of the Company, which was sold in April 2001. All gains and losses under the joint venture are accounted for using the equity method of accounting. During 2000, the Company extended a working capital loan to APM, which totaled $6.4 million, including accrued interest, as of December 31, 2006. The outstanding working capital loan represents the Company's maximum exposure to loss in connection with APM.

For the year ended December 31, 2006, equity in earnings of joint venture was $ 0.1 million, while for the years ended December 31, 2005 and 2004, equity in loss of joint venture was $0.3 million and $0.6 million, respectively, which is included in other (income) expense in the consolidated statements of operations. Because the Company's investment in APM has no carrying value, equity in losses of APM are applied as a reduction to the net carrying value of the note receivable balance, which is included in other assets in the accompanying consolidated balance sheets.

7. INVESTMENT IN DIRECT FINANCING LEASE

At December 31, 2006, the Company's investment in a direct financing lease represents net receivables under a building and equipment lease between the Company and the District of Columbia for the D.C. Correctional Treatment Facility.

A schedule of future minimum rentals to be received under the direct financing lease in future years is as follows (in thousands):

2007	$	2,793
2008		2,793
2009		2,793
2010		2,793
2011		2,793
Thereafter		14,658
Total minimum obligation		28,623
Less unearned interest income		(12,301)
Less current portion of direct financing lease		(855)
Investment in direct financing lease	$	15,467

During the years ended December 31, 2006, 2005, and 2004, the Company recorded interest income of $2.0 million, $2.1 million, and $2.2 million, respectively, under this direct financing lease.

8. OTHER ASSETS

Other assets consist of the following (in thousands):

	December 31,			
		2006		2005
Debt issuance costs, less accumulated amortization of $7,820 and $8,539, respectively	$	**15,920**	$	16,138
Notes receivable, net		**4,248**		4,241
Cash surrender value of life insurance		**2,040**		1,540
Deposits		**1,232**		1,375
Customer list, less accumulated amortization of $437 and $328, respectively		**328**		437
Contract acquisition costs, less accumulated amortization of $857 and $855, respectively		**16**		18
Other		**23**		71
	$	**23,807**	$	23,820

9. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of the following (in thousands):

	December 31,			
		2006		2005
Trade accounts payable	$	**48,393**	$	37,993
Accrued salaries and wages		**28,587**		23,159
Accrued workers' compensation and auto liability		**8,422**		9,579
Accrued litigation		**13,303**		13,186
Accrued employee medical insurance		**8,602**		6,860
Accrued property taxes		**13,063**		12,802
Accrued interest		**16,750**		13,814
Other		**23,665**		23,697
	$	**160,785**	$	141,090

10. DISTRIBUTIONS TO STOCKHOLDERS

Series A Preferred Stock

During 2004, the Company declared and paid a cash dividend on the outstanding shares of its Series A Preferred Stock each quarter at a rate of 8% per annum of the stock's stated value of $25.00 per share through the date the Series A Preferred Stock was redeemed. See Note 15 for further discussion of redemptions of the Company's Series A Preferred Stock during 2004.

Series B Preferred Stock

The Company declared and paid a paid-in-kind dividend on the outstanding shares of its Series B Preferred Stock each quarter since the issuance of the Series B Preferred Stock in September 2000 through the third quarter of 2003 at a rate of 12% per annum of the stock's stated value of $24.46 per share. Beginning in the fourth quarter of 2003, pursuant to the terms of the Series B Preferred Stock, the Company declared and paid a cash dividend on the outstanding shares of Series B Preferred Stock, at a rate of 12% per annum of the stock's stated value. See Note 15 for further discussion of the tender offer for the Company's Series B Preferred Stock during 2003 and the redemption of the remaining shares of Series B Preferred Stock during 2004.

Common Stock

No distributions for common stock were made for the years ended December 31, 2006, 2005, and 2004. The indentures governing the Company's senior unsecured notes limit the amount of dividends the Company can declare or pay on outstanding shares of its common stock. Taking into consideration these limitations, the Company's management and its board of directors regularly evaluate the merits of declaring and paying a dividend. Future dividends, if any, will depend on the Company's future earnings, capital requirements, financial condition, alternative uses of capital, and on such other factors as the board of directors of the Company considers relevant.

11. DEBT

Debt consists of the following (in thousands):

	December 31,	
	2006	2005
Senior Bank Credit Facility:		
Term Loan E Facility, with quarterly principal payments of varying amounts with unpaid balance due in March 2008; interest payable periodically at variable interest rates. The interest rate was 6.0% at December 31, 2005. This loan was paid-off in connection with issuance of the 6.75% Senior Notes in January 2006.	$ -	$ 138,950
Revolving Loan, principal due at maturity in March 2006, interest payable periodically at variable interest rates. The interest rate was 5.9% at December 31, 2005. This facility was replaced with the Revolving Credit Facility during the first quarter of 2006, as further described hereafter.	-	10,000
Revolving Credit Facility, principal due at maturity in February 2011; interest payable periodically at variable interest rates.	-	-
7.5% Senior Notes, principal due at maturity in May 2011; interest payable semi-annually in May and November at 7.5%.	**250,000**	250,000
7.5% Senior Notes, principal due at maturity in May 2011; interest payable semi-annually in May and November at 7.5%. These notes were issued with a $2.3 million premium, of which $1.3 million and $1.5 million was unamortized at December 31, 2006 and 2005, respectively.	**201,258**	201,548
6.25% Senior Notes, principal due at maturity in March 2013; interest payable semi-annually in March and September at 6.25%.	**375,000**	375,000
6.75% Senior Notes, principal due at maturity in January 2014; interest payable semi-annually in January and July at 6.75%.	**150,000**	-
Other	-	138
	976,258	975,636
Less: Current portion of long-term debt	**(290)**	(11,836)
	$ 975,968	$ 963,800

Senior Indebtedness

As of December 31, 2005, the Company's senior secured bank credit facility (the "Senior Bank Credit Facility") was comprised of a $139.0 million term loan expiring March 31, 2008 (the "Term Loan E Facility") and a revolving loan (the "Revolving Loan") with a capacity of up to $125.0 million, which included a $75.0 million subfacility for letters of credit, expiring on March 31, 2006.

In connection with a substantial prepayment in March 2005 with net proceeds from the issuance of the 6.25% Senior Notes (as defined hereafter), along with cash on hand, the Company amended the Senior Bank Credit Facility to permit the incurrence of additional unsecured indebtedness to be used for the purpose of purchasing, through a tender offer, the 9.875% Senior Notes (as defined hereafter), prepaying a portion of the then outstanding term loan portion of the Senior Bank Credit Facility (the "Term Loan D Facility"), and paying the related tender premium, fees, and expenses incurred in connection therewith. The tender offer for the 9.875% Senior Notes and pay-down of the Term Loan D Facility resulted in expenses associated with refinancing transactions of $35.0 million during the first quarter of 2005, consisting of a tender premium paid to the holders of the 9.875% Senior Notes who tendered their notes to the Company at a price of 111% of par, estimated fees and expenses associated with the tender offer, and the write-off of existing deferred loan costs associated with the purchase of the 9.875% Senior Notes and lump sum pay-down of the Term Loan D Facility.

During January 2006, in connection with the sale and issuance of the 6.75% Senior Notes (as defined hereafter), the Company used the net proceeds to completely pay-off the outstanding balance of the Term Loan E Facility, after repaying the remaining $10.0 million balance on the Revolving Loan in January 2006 with cash on hand. Additionally, in February 2006, the Company reached an agreement with a group of lenders to enter into a new $150.0 million senior secured revolving credit facility with a five-year term (the "Revolving Credit Facility"). The Revolving Credit Facility was used to replace the existing Revolving Loan, including any outstanding letters of credit issued thereunder. The Company incurred a pre-tax charge of approximately $1.0 million during the first quarter of 2006 for the write-off of existing deferred loan costs associated with the retirement of the Revolving Loan and pay-off of the Term Loan E Facility.

The Revolving Credit Facility has a $10.0 million sublimit for swingline loans and a $100.0 million sublimit for the issuance of standby letters of credit. The Company has an option to increase the availability under the Revolving Credit Facility by up to $100.0 million (consisting of revolving credit, term loans, or a combination of the two) subject to, among other things, the receipt of commitments for the increased amount. Interest on the Revolving Credit Facility is based on either a base rate plus a margin ranging from 0.00% to 0.50% or a LIBOR plus a margin ranging from 0.75% to 1.50%. The applicable margin rates are subject to adjustment based on the Company's leverage ratio. The Revolving Credit Facility currently bears interest at a base rate or a LIBOR plus a margin of 1.00%.

The Revolving Credit Facility is secured by a pledge of all of the capital stock of the Company's domestic subsidiaries, 65% of the capital stock of the Company's foreign subsidiaries, all of the Company's accounts receivable, and all of the Company's deposit accounts.

The Revolving Credit Facility requires the Company to meet certain financial covenants, including, without limitation, a maximum total leverage ratio and a minimum interest coverage ratio. As of December 31, 2006, the Company was in compliance with all such covenants. In addition, the Revolving Credit Facility contains certain covenants which, among other things, limits both the incurrence of additional indebtedness, investments, payment of dividends, transactions with affiliates, asset sales, acquisitions, capital expenditures, mergers and consolidations, prepayments and modifications of other indebtedness, liens and encumbrances and other matters customarily restricted in such agreements. In addition, the Revolving Credit Facility is subject to certain cross-default provisions with terms of the Company's other indebtedness.

$250 Million 9.875% Senior Notes. Interest on the $250.0 million aggregate principal amount of the Company's 9.875% unsecured senior notes (the "9.875% Senior Notes") accrued at the stated rate and was payable semi-annually on May 1 and November 1 of each year. The 9.875% Senior Notes were scheduled to mature on May 1, 2009. As previously described herein, all of the 9.875% Senior Notes were purchased through a tender offer by the Company during the first quarter of 2005.

$250 Million 7.5% Senior Notes. Interest on the $250.0 million aggregate principal amount of the Company's 7.5% unsecured senior notes issued in May 2003 (the "$250 Million 7.5% Senior Notes") accrues at the stated rate and is payable semi-annually on May 1 and November 1 of each year. The Company capitalized approximately $7.7

million of costs associated with the issuance of the $250 Million 7.5% Senior Notes, which are scheduled to mature on May 1, 2011. At any time on or before May 1, 2006, the Company could have redeemed up to 35% of the notes with the net proceeds of certain equity offerings, as long as 65% of the aggregate principal amount of the notes remained outstanding after the redemption. The Company may redeem all or a portion of the notes on or after May 1, 2007. Redemption prices are set forth in the indenture governing the $250 Million 7.5% Senior Notes. The $250 Million 7.5% Senior Notes are guaranteed on an unsecured basis by all of the Company's domestic subsidiaries.

$200 Million 7.5% Senior Notes. Interest on the $200.0 million aggregate principal amount of the Company's 7.5% unsecured senior notes issued in August 2003 (the "$200 Million 7.5% Senior Notes") accrues at the stated rate and is payable on May 1 and November 1 of each year. However, the notes were issued at a price of 101.125% of the principal amount of the notes, resulting in a premium of $2.25 million, which is amortized as a reduction to interest expense over the term of the notes. The Company capitalized approximately $4.6 million of costs associated with the issuance of the $200 million 7.5% Senior Notes, which were issued under the existing indenture and supplemental indenture governing the $250 Million 7.5% Senior Notes.

$375 Million 6.25% Senior Notes. As previously described herein, on March 23, 2005, the Company completed the sale and issuance of $375.0 million aggregate principal amount of its 6.25% unsecured senior notes (the "6.25% Senior Notes") in a private placement to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. During April 2005, the Company filed a registration statement with the SEC, which the SEC declared effective May 4, 2005, to exchange the 6.25% Senior Notes for a new issue of identical debt securities registered under the Securities Act of 1933, as amended. Proceeds from the original note offering, along with cash on hand, were used to purchase, through a cash tender offer, all of the 9.875% Senior Notes, to pay-down $110.0 million of the then outstanding Term Loan D Facility portion of the Senior Bank Credit Facility, and to pay fees and expenses in connection therewith. The Company capitalized approximately $7.5 million of costs associated with the issuance of the 6.25% Senior Notes.

Interest on the 6.25% Senior Notes accrues at the stated rate and is payable on March 15 and September 15 of each year. The 6.25% Senior Notes are scheduled to mature on March 15, 2013. At any time on or before March 15, 2008, the Company may redeem up to 35% of the notes with the net proceeds of certain equity offerings, as long as 65% of the aggregate principal amount of the notes remains outstanding after the redemption. The Company may redeem all or a portion of the notes on or after March 15, 2009. Redemption prices are set forth in the indenture governing the 6.25% Senior Notes.

$150 Million 6.75% Senior Notes. During January 2006, the Company completed the sale and issuance of $150.0 million aggregate principal amount of its 6.75% unsecured senior notes (the "6.75% Senior Notes") pursuant to a prospectus supplement under an automatically effective shelf registration statement that was filed by the Company with the SEC on January 17, 2006. The Company used the net proceeds from the sale of the 6.75% Senior Notes to prepay the $139.0 million balance outstanding on the term loan indebtedness under the Company's Senior Bank Credit Facility, to pay fees and expenses, and for general corporate purposes. The Company reported a charge of $0.9 million during the first quarter of 2006 in connection with the prepayment of the term portion of the Senior Bank Credit Facility. The Company capitalized approximately $2.9 million of costs associated with the issuance of the 6.75% Senior Notes.

Interest on the 6.75% Senior Notes accrues at the stated rate and is payable on January 31 and July 31 of each year. The 6.75% Senior Notes are scheduled to mature on January 31, 2014. At any time on or before January 31, 2009, the Company may redeem up to 35% of the notes with the net proceeds of certain equity offerings, as long as 65% of the aggregate principal amount of the notes remains outstanding after the redemption. The Company may redeem all or a portion of the notes on or after January 31, 2010. Redemption prices are set forth in the indenture governing the 6.75% Senior Notes.

Guarantees and Covenants. In connection with the registration with the SEC of the 9.875% Senior Notes pursuant to the terms and conditions of a Registration Rights Agreement, after obtaining consent of the lenders under a previously outstanding senior bank credit facility, the Company transferred the real property and related assets of the Company (as the parent corporation) to certain of its subsidiaries effective December 27, 2002. Accordingly, the Company (as the parent corporation to its subsidiaries) has no independent assets or operations (as defined under Rule 3-10(f) of Regulation S-X). As a result of this transfer, assets with an aggregate net book value of $1.8 billion are no longer directly available to the parent corporation to satisfy the obligations under the $250 Million 7.5% Senior Notes, the $200 Million 7.5% Senior Notes, the 6.25% Senior Notes, or the 6.75% Senior Notes (collectively, "the Senior Notes"). Instead, the parent corporation must rely on distributions of the subsidiaries to satisfy its obligations under the Senior Notes. All of the parent corporation's domestic subsidiaries, including the subsidiaries to which the assets were transferred, have provided full and unconditional guarantees of the Senior Notes. Each of the Company's subsidiaries guaranteeing the Senior Notes are wholly-owned subsidiaries of the Company; the subsidiary guarantees are full and unconditional and are joint and several obligations of the guarantors; and all non-guarantor subsidiaries are minor (as defined in Rule 3-10(h)(6) of Regulation S-X).

As of December 31, 2006, neither the Company nor any of its subsidiary guarantors had any material or significant restrictions on the Company's ability to obtain funds from its subsidiaries by dividend or loan or to transfer assets from such subsidiaries.

The indentures governing the Senior Notes contain certain customary covenants that, subject to certain exceptions and qualifications, restrict the Company's ability to, among other things; make restricted payments; incur additional debt or issue certain types of preferred stock; create or permit to exist certain liens; consolidate, merge or transfer all or substantially all of the Company's assets; and enter into transactions with affiliates. In addition, if the Company sells certain assets (and generally does not use the proceeds of such sales for certain specified purposes) or experiences specific kinds of changes in control, the Company must offer to repurchase all or a portion of the Senior Notes. The offer price for the Senior Notes in connection with an asset sale would be equal to 100% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. The offer price for the Senior Notes in connection with a change in control would be 101% of the aggregate principal amount of the notes repurchased plus accrued and unpaid interest and liquidated damages, if any, on the notes repurchased to the date of purchase. The Senior Notes are also subject to certain cross-default provisions with the terms of the Company's Revolving Credit Facility, as more fully described hereafter.

$30 Million Convertible Subordinated Notes

As of December 31, 2004, the Company had outstanding an aggregate of $30.0 million of convertible subordinated notes due February 28, 2007 (the "$30.0 Million Convertible Subordinated Notes"). Prior to May 2003, these notes accrued interest at 8% per year and were scheduled to mature February 28, 2005, subject to extension of such maturity until February 28, 2006 or February 28, 2007 by the holder. During May 2003, the Company and the holder amended the terms of the notes, reducing the interest rate to 4% per year and extending the maturity date to February 28, 2007. The amendment also extended the date on which the Company could generally require the holder to convert all or a portion of the notes into common stock to any time after February 28, 2005 from any time after February 28, 2004.

On February 10, 2005, the Company provided notice to the holders of the $30 Million Convertible Subordinated Notes that the Company would require the holders to convert all of the notes into shares of the Company's common stock on March 1, 2005. The conversion of the $30 Million Convertible Subordinated Notes resulted in the issuance of approximately 5.0 million shares of the Company's common stock.

Other Debt Transactions

Letters of Credit. At December 31, 2006 and 2005, the Company had $37.9 million and $36.5 million, respectively, in outstanding letters of credit. The letters of credit were issued to secure the Company's workers' compensation and general liability insurance policies, performance bonds and utility deposits. The letters of credit outstanding at December 31, 2006 were provided by a sub-facility under the Revolving Credit Facility.

Debt Maturities

Scheduled principal payments as of December 31, 2006 for the next five years and thereafter are as follows (in thousands):

2007	$	-
2008		-
2009		-
2010		-
2011		450,000
Thereafter		525,000
Total principal payments		975,000
Unamortized bond premium		1,258
Total debt	$	976,258

Cross-Default Provisions

The provisions of the Company's debt agreements relating to the Revolving Credit Facility and the Senior Notes contain certain cross-default provisions. Any events of default under the Revolving Credit Facility that results in the lenders' actual acceleration of amounts outstanding thereunder also result in an event of default under the Senior Notes. Additionally, any events of default under the Senior Notes which give rise to the ability of the holders of such indebtedness to exercise their acceleration rights also result in an event of default under the Revolving Credit Facility.

If the Company were to be in default under the Revolving Credit Facility, and if the lenders under the Revolving Credit Facility elected to exercise their rights to accelerate the Company's obligations under the Revolving Credit Facility, such events could result in the acceleration of all or a portion of the Company's Senior Notes, which would have a material adverse effect on the Company's liquidity and financial position. The Company does not have sufficient working capital to satisfy its debt obligations in the event of an acceleration of all or a substantial portion of the Company's outstanding indebtedness.

12. INCOME TAXES

The income tax expense is comprised of the following components (in thousands):

	For the Years Ended December 31,		
	2006	2005	2004
Current provision (benefit)			
Federal	$ **28,440**	$ 363	$ 20,508
State	**1,568**	(485)	2,286
	30,008	(122)	22,794
Deferred provision (benefit)			
Federal	**29,247**	27,286	16,666
State	**1,894**	(276)	2,054
	31,141	27,010	18,720
Income tax provision	$ **61,149**	$ 26,888	$ 41,514

The current income tax provisions for 2006, 2005, and 2004 are net of $16.0 million, $22.2 million, and $28.5 million, respectively, of tax benefits of operating loss carryforwards.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2006 and 2005, are as follows (in thousands):

	December 31, 2006	December 31, 2005
Current deferred tax assets:		
Asset reserves and liabilities not yet deductible for tax	$ 11,760	$ 21,053
Net operating loss and tax credit carryforwards	1,690	13,385
Net current deferred tax assets	13,450	34,438
Current deferred tax liabilities:		
Other	(1,795)	(1,950)
Net total current deferred tax assets	$ 11,655	$ 32,488
Noncurrent deferred tax assets:		
Asset reserves and liabilities not yet deductible for tax	14,030	3,767
Tax over book basis of certain assets	26,995	30,103
Net operating loss and tax credit carryforwards	16,999	31,114
Other	8,221	11,037
Total noncurrent deferred tax assets	66,245	76,021
Less valuation allowance	(8,292)	(8,252)
Net noncurrent deferred tax assets	57,953	67,769
Noncurrent deferred tax liabilities:		
Book over tax basis of certain assets	(81,001)	(79,676)
Other	(707)	(180)
Total noncurrent deferred tax liabilities	(81,708)	(79,856)
Net total noncurrent deferred tax liabilities	$ (23,755)	$ (12,087)

Deferred income taxes reflect the available net operating losses and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Realization of the future tax benefits related to deferred tax assets is dependent on many factors, including the Company's past earnings history, expected future earnings, the character and jurisdiction of such earnings, unsettled circumstances that, if unfavorably resolved, would adversely affect utilization of its deferred tax assets, carryback and carryforward periods, and tax strategies that could potentially enhance the likelihood of realization of a deferred tax asset.

The tax benefits associated with equity-based compensation reduced income taxes payable by $18.2 million during 2006 and increased current deferred tax assets by $6.9 million and $3.7 million during 2005 and 2004, respectively. Such benefits were recorded as increases to stockholders' equity.

A reconciliation of the income tax provision at the statutory income tax rate and the effective tax rate as a percentage of income from continuing operations before income taxes for the years ended December 31, 2006, 2005, and 2004 is as follows:

	2006	2005	2004
Statutory federal rate	35.0%	35.0%	35.0%
State taxes, net of federal tax benefit	2.2	0.7	4.0
Permanent differences	0.8	1.9	3.2
Change in valuation allowance	0.0	2.3	2.1
Adjustments to prior year's tax returns	0.0	(3.2)	(4.4)
Other items, net	(1.2)	(2.0)	0.3
	36.8%	34.7%	40.2%

Although the Company utilized its remaining federal net operating losses in 2006, the Company has approximately $9.5 million in net operating losses applicable to various states that it expects to carry forward in future years to offset taxable income in such states. These net operating losses have begun to expire. Accordingly, the Company has a valuation allowance of $2.7 million for the estimated amount of the net operating losses that will expire unused, in addition to a $5.6 million valuation allowance related to state tax credits that are also expected to expire unused. Although the Company's estimate of future taxable income is based on current assumptions that it believes to be reasonable, the Company's assumptions may prove inaccurate and could change in the future, which could result in the expiration of additional net operating losses or credits. The Company would be required to establish a valuation allowance at such time that it no longer expected to utilize these net operating losses or credits, which could result in a material impact on its results of operations in the future.

The Company's effective tax rate was 36.8%, 34.7%, and 40.2% during 2006, 2005, and 2004, respectively. The effective tax rate during 2006 was favorably impacted by an increase in the income tax benefits of equity compensation during 2006 compared with prior years. The lower effective tax rate during 2005 resulted from certain tax planning strategies implemented during the fourth quarter of 2004 that were magnified by the recognition of deductible expenses associated with the Company's debt refinancing transactions completed during the first and second quarters of 2005. In addition, the Company also successfully pursued and recognized investment tax credits of $0.7 million during 2005. The Company's overall effective tax rate is estimated based on the Company's current projection of taxable income and could change in the future as a result of changes in these estimates, the implementation of additional tax strategies, changes in federal or state tax rates, changes in estimates related to uncertain tax positions, or changes in state apportionment factors, as well as changes in the valuation allowance applied to the Company's deferred tax assets that are based primarily on the amount of state net operating losses and tax credits that could expire unused.

13. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

A senior bank credit facility obtained in May 2002 and in place prior to the previously outstanding Senior Bank Credit Facility required the Company to hedge at least $192.0 million of the term loan portions of the facility within 60 days following the closing of the loan. In May 2002, the Company entered into an interest rate cap agreement to fulfill this requirement, capping LIBOR at 5.0% (prior to the applicable spread) on outstanding balances of $200.0 million through the expiration of the cap agreement on May 20, 2004. The Company paid a premium of $1.0 million to enter into the interest rate cap agreement. The Company continued to amortize this premium as the estimated fair values assigned to each of the hedged interest payments expired throughout the term of the cap agreement, amounting to $0.6 million in 2004. The Company met the hedge accounting criteria under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") and related interpretations in accounting for the interest rate cap agreement. As a result, the interest rate cap agreement was marked to market each reporting period, and the change in the fair value of the interest rate cap agreement of $0.6 million during the year ended December 31, 2004 was reported through other comprehensive income in the statement of stockholders' equity until its expiration in 2004.

14. DISCONTINUED OPERATIONS

Under the provisions of Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), the identification and classification of a facility as held for sale, or the termination of any of the Company's management contracts by expiration or otherwise, may result in the classification of the operating results of such facility, net of taxes, as a discontinued operation, so long as the financial results can be clearly identified, and so long as the Company does not have any significant continuing involvement in the operations of the component after the disposal or termination transaction.

The results of operations, net of taxes, and the assets and liabilities of two correctional facilities, each as further described below, have been reflected in the accompanying consolidated financial statements as discontinued operations in accordance with SFAS 144 for the years ended December 31, 2006, 2005, and 2004. In addition, during the first quarter of 2004, the Company received $0.6 million in proceeds from the Commonwealth of Puerto Rico as a settlement for repairs the Company previously made to a facility the Company formerly operated in Ponce, Puerto Rico. These proceeds, net of taxes, are included in 2004 as discontinued operations.

Due to operating losses incurred at the Southern Nevada Women's Correctional Center, the Company elected to not renew its contract to manage the facility upon the expiration of the contract. Accordingly, the Company transferred operation of the facility to the Nevada Department of Corrections on October 1, 2004.

During March 2005, the Company received notification from the Tulsa County Commission in Oklahoma that, as a result of a contract bidding process, the County elected to have the Tulsa County Sheriff's Office manage the 1,440-bed David L. Moss Criminal Justice Center, located in Tulsa. The Company's contract expired on June 30, 2005. Accordingly, the Company transferred operation of the facility to the Tulsa County Sheriff's Office on July 1, 2005.

The following table summarizes the results of operations for these facilities for the years ended December 31, 2006, 2005, and 2004 (in thousands):

	For the Years Ended December 31,		
	2006	2005	2004
REVENUE:			
Managed-only	$ -	$ 10,681	$ 28,578
EXPENSES:			
Managed-only	-	11,169	27,179
Depreciation and amortization	-	186	129
	-	11,355	27,308
OPERATING INCOME (LOSS)	-	(674)	1,270
Other income	-	15	160
INCOME (LOSS) BEFORE INCOME TAXES	-	(659)	1,430
Income tax benefit (expense)	-	217	(542)
INCOME (LOSS) FROM DISCONTINUED OPERATIONS, NET OF TAXES	$ -	$ (442)	$ 888

The assets and liabilities of the discontinued operations presented in the accompanying consolidated balance sheets are as follows (in thousands):

	December 31,	
ASSETS	**2006**	2005
Total assets	$ -	$ -
LIABILITIES		
Accounts payable and accrued expenses	$ 497	$ 1,774
Total current liabilities	$ 497	$ 1,774

During September 2006, the Company received notification from the Liberty County Commission in Liberty County, Texas that, as a result of a contract bidding process, the County elected to transfer management of the 380-bed Liberty County Jail/Juvenile Center to another operator. Accordingly, the Company's contract with the County expired in January 2007. The Company expects to reclassify the results of operations, net of taxes, and the assets and liabilities of this facility as discontinued operations beginning in the first quarter of 2007 for all periods presented. The termination is not expected to have a material impact on the Company's financial statements.

15. STOCKHOLDERS' EQUITY

Common Stock

Restricted shares. During 2006, the Company issued approximately 256,000 shares of restricted common stock to certain of the Company's employees, with an aggregate value of $7.4 million, including 202,000 restricted shares to employees whose compensation is charged to general and administrative expense and 54,000 restricted shares to employees whose compensation is charged to operating expense. During 2005, the Company issued approximately 296,000 shares of restricted common stock to certain of the Company's employees, with an aggregate value of $7.7 million, including 233,000 restricted shares to employees whose compensation is charged to general and administrative expense and 63,000 shares to employees whose compensation is charged to operating expense.

The employees whose compensation is charged to general and administrative expense have historically been issued stock options as opposed to restricted common stock. However, in 2005 the Company made changes to its historical business practices with respect to awarding stock-based employee compensation as a result of, among other reasons, the issuance of SFAS 123R, whereby the Company issued a combination of stock options and restricted common stock to such employees. The Company established performance-based vesting conditions on the restricted stock awarded to the Company's officers and executive officers. Unless earlier vested under the terms of the restricted stock, approximately 137,000 shares issued in 2006 and approximately 162,000 shares issued in 2005 to officers and executive officers are subject to vesting over a three-year period based upon the satisfaction of certain performance criteria. No more than one-third of such shares may vest in the first performance period; however, the performance criteria are cumulative for the three-year period. Because the first performance criteria with respect to the restricted shares issued in 2005 were satisfied, one-third of such shares issued and still outstanding on the date the performance criteria were deemed satisfied, or 53,000 restricted shares, became vested in March 2006. Unless earlier vested under the terms of the restricted stock, the remaining 119,000 shares of restricted stock issued in 2006 and 134,000 shares of restricted stock issued in 2005 to certain other employees of the Company vest during 2009 and 2008, respectively, as long as the employees awarded such shares do not terminate employment prior to the vesting dates.

During 2004, the Company issued approximately 79,000 shares of restricted common stock to certain of the Company's wardens valued at $1.6 million on the date of the award. All of the shares granted during 2004 vest during 2007.

Nonvested restricted common stock transactions as of December 31, 2006 and for the year then ended are summarized below (in thousands, except per share amounts).

	Shares of restricted common stock		Weighted average grant date fair value
Nonvested at December 31, 2005	477	$	21.41
Granted	**256**	**$**	**28.82**
Cancelled	**(57)**	**$**	**26.28**
Vested	**(178)**	**$**	**16.00**
Nonvested at December 31, 2006	**498**	**$**	**26.60**

During 2006, 2005, and 2004, the Company expensed $4.6 million ($1.3 million of which was recorded in operating expenses and $3.3 million of which was recorded in general and administrative expenses), $3.0 million ($1.3 million of which was recorded in operating expenses and $1.7 million of which was recorded in general and administrative expenses), and $0.9 million of operating expenses, net of forfeitures, relating to the restricted common stock, respectively.

Series A Preferred Stock

The Company had originally authorized 20.0 million shares of $0.01 par value non-voting preferred stock, of which 4.3 million shares were designated as Series A Preferred Stock. The Company issued 4.3 million shares of its Series A Preferred Stock on January 1, 1999 in connection with a merger completed during 1999. The shares of the Company's Series A Preferred Stock were redeemable at any time by the Company on or after January 30, 2003 at $25.00 per share, plus dividends accrued and unpaid to the redemption date. Shares of the Company's Series A Preferred Stock had no stated maturity, sinking fund provision or mandatory redemption and were not convertible into any other securities of the Company. Dividends on shares of the Company's Series A Preferred Stock were cumulative from the date of original issue of such shares and were payable quarterly in arrears at a fixed annual rate of 8.0%.

Redemption of Series A Preferred Stock in 2003. Immediately following consummation of an offering of common stock and the $250 Million 7.5% Senior Notes in May 2003, the Company gave notice to the holders of its outstanding Series A Preferred Stock that it would redeem 4.0 million shares of the 4.3 million shares of Series A Preferred Stock outstanding at a redemption price equal to $25.00 per share, plus accrued and unpaid dividends to the redemption date. The redemption was completed in June 2003.

Redemption of Series A Preferred Stock in 2004. During the first quarter of 2004, the Company completed the redemption of the remaining 0.3 million shares of Series A Preferred Stock at a redemption price equal to $25.00 per share, plus accrued and unpaid dividends through the redemption date.

Series B Preferred Stock

In order to satisfy the real estate investment trust distribution requirements with respect to its 1999 taxable year, during 2000 the Company authorized an additional 30.0 million shares of $0.01 par value preferred stock, designated 12.0 million shares of such preferred stock as non-voting Series B Preferred Stock and subsequently issued 7.5 million shares to holders of the Company's common stock as a stock dividend.

The shares of Series B Preferred Stock issued by the Company provided for cumulative dividends payable at a rate of 12% per year of the stock's stated value of $24.46. The dividends were payable quarterly in arrears, in additional shares of Series B Preferred Stock through the third quarter of 2003, and in cash thereafter, provided that all accrued and unpaid cash dividends were made on the Company's Series A Preferred Stock. The shares of the Series B Preferred Stock were callable by the Company, at a price per share equal to the stated value of $24.46, plus any accrued dividends, at any time after six months following the later of (i) three years following the date of issuance or (ii) the 91st day following the redemption of the Company's then outstanding 12% Senior Notes.

Approximately 4.2 million shares of Series B Preferred Stock were converted into 14.3 million shares of common stock during two conversion periods in 2000. The remaining shares of Series B Preferred Stock, as well as additional shares issued as dividends, were not convertible into shares of the Company's common stock.

Series B Restricted Stock. During 2001, the Company issued 0.2 million shares of Series B Preferred Stock under two Series B Preferred Stock restricted stock plans (the "Series B Restricted Stock Plans"), which were valued at $2.0 million on the date of the award. The restricted shares of Series B Preferred Stock were granted to certain of the Company's key employees and wardens. Under the terms of the Series B Restricted Stock Plans, the shares in the key employee plan vested in equal intervals over a three-year period expiring in May 2004, while the shares in the warden plan vested all at one time in May 2004. During the year ended December 31, 2004, the Company expensed $0.3 million, net of forfeitures, relating to the Series B Restricted Stock Plans.

Tender Offer for Series B Preferred Stock. Following the completion of an offering of common stock and the $250 Million 7.5% Senior Notes in May 2003, the Company purchased 3.7 million shares of its Series B Preferred Stock for $97.4 million pursuant to the terms of a cash tender offer. The tender offer price of the Series B Preferred Stock (inclusive of all accrued and unpaid dividends) was $26.00 per share.

Redemption of Series B Preferred Stock. During the second quarter of 2004, the Company completed the redemption of the remaining 1.0 million shares of its Series B Preferred Stock at the stated rate of $24.46 per share plus accrued dividends through the redemption date.

Stock Warrants

In connection with a merger completed during 2000, the Company issued stock purchase warrants for the purchase of 319,000 shares of the Company's common stock as partial consideration to acquire the voting common stock of the acquired entity. The warrants issued allowed the holder to purchase approximately 213,000 shares of the Company's common stock at an exercise price of $0.01 per share and approximately 106,000 shares of the Company's common stock at an exercise price of $9.40 per share. These warrants were scheduled to expire on September 29, 2005. On May 27, 2003 and September 23, 2005, the holder of the warrants purchased approximately 213,000 shares and approximately 106,000 shares, respectively, of common stock pursuant to the warrants at an exercise price of $0.01 per share and $9.40 per share, respectively. Also, in connection with the merger completed during 2000, the Company assumed the obligation to issue warrants for the purchase of approximately 112,600 shares of its common stock, at an exercise price of $22.20 per share. The expiration date of such warrants is December 31, 2008.

Stock Option Plans

The Company has equity incentive plans under which, among other things, incentive and non-qualified stock options are granted to certain employees and non-employee directors of the Company by the compensation committee of the Company's board of directors. The options are granted with exercise prices equal to the fair market value on the date of grant. Vesting periods for options granted to employees generally range from one to four years. Options granted to non-employee directors vest at the date of grant. The term of such options is ten years from the date of grant.

Stock option transactions relating to the Company's incentive and non-qualified stock option plans are summarized below (in thousands, except exercise prices):

	No. of options	Weighted-Average Exercise Price of options	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2005	4,994	$ 17.24		
Granted	437	29.63		
Exercised	(1,665)	9.47		
Cancelled	(139)	70.61		
Outstanding at December 31, 2006	3,627	$ 20.26	6.1	$ 68,040
Exercisable at December 31, 2006	3,276	$ 19.31	5.8	$ 65,352

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between the Company's average stock price during 2006 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2006. This amount changes based on the fair market value of the Company's stock. The total intrinsic value of options exercised during the years ended December 31, 2006, 2005, and 2004 was $44.8 million, $17.5 million, and $7.4 million, respectively.

The weighted average fair value of options granted during 2006, 2005, and 2004 was $10.18, $8.89, and $8.05 per option, respectively, based on the estimated fair value using the Black-Scholes option-pricing model. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2006	2005	2004
Expected dividend yield	**0.0%**	0.0%	0.0%
Expected stock price volatility	**25.2%**	26.9%	36.6%
Risk-free interest rate	**4.7%**	4.1%	3.6%
Expected life of options	**6 years**	6 years	6 years

The Company estimates expected stock price volatility based on actual historical changes in the market value of the Company's stock. The risk-free interest rate is based on the U.S. Treasury yield with a term that is consistent with the expected life of the stock options. The expected life of stock options is based on the Company's historical experience and is calculated separately for groups of employees that have similar historical exercise behavior.

Nonvested stock option transactions relating to the Company's incentive and non-qualified stock option plans as of December 31, 2006 and changes during the year ended December 31, 2006 are summarized below (in thousands, except exercise prices):

	Number of options	Weighted average grant date fair value
Nonvested at December 31, 2005	-	$ -
Granted	**437**	**$ 10.18**
Cancelled	**(27)**	**$ 10.06**
Vested	**(60)**	**$ 12.00**
Nonvested at December 31, 2006	**350**	**$ 9.88**

As of December 31, 2006, the Company had $2.5 million of total unrecognized compensation cost related to stock options that is expected to be recognized over a remaining weighted-average period of 2.5 years. Notwithstanding the aforementioned accelerated vesting of all options on December 30, 2005 to avoid future compensation charges and a change in the Company's historical business practices in 2005 with respect to awarding stock-based employee compensation by reducing the amount of stock options being issued and issuing restricted common stock to many employees who have historically been issued stock options largely as a result of the pending adoption of SFAS 123R, as a result of adopting Statement 123R on January 1, 2006, the Company's income from continuing operations before income taxes and net income for the year ended December 31, 2006, are $1.6 million and $1.0 million lower, respectively, than if it had continued to account for share-based compensation under APB 25. Basic and diluted earnings per share for year ended December 31, 2006 are both $0.02 lower than if the Company had continued to account for share-based compensation under APB 25. The pro forma effects on net income and earnings per share as if compensation cost for the stock option plans had been determined based on the fair value of the options at the grant date for 2005 and 2004 consistent with the provisions of SFAS 123R are disclosed in Note 2.

On November 10, 2005, the FASB issued FASB Staff Position No. FAS 123(R)-3, "Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards" (the "FSP"). The FSP provides that companies may elect to use a specified "short-cut" method to calculate the historical pool of windfall tax benefits upon adoption of SFAS 123R. The Company elected to use the "short-cut" method when SFAS 123R was adopted on January 1, 2006. Prior to the adoption of SFAS 123R, the Company reported all tax benefits of equity compensation as operating cash flows in the consolidated statement of cash flows. In accordance with SFAS 123R, for the year ended December 31, 2006 the presentation of the statement of cash flows has changed from prior periods to report tax benefits from equity compensation of $18.2 million resulting from tax deductions in excess of the compensation cost recognized for those equity awards (excess tax benefits) as financing cash flows.

At the Company's 2003 annual meeting of stockholders held in May 2003, the Company's stockholders approved an increase in the number of shares of common stock available for issuance under the 2000 Stock Incentive Plan by 2.25 million shares raising the total to 6.0 million shares. In addition, the stockholders approved the adoption of the Company's Non-Employee Directors' Compensation Plan, authorizing the Company to issue up to 112,500 shares of common stock pursuant to the plan. These changes were made in order to provide the Company with adequate means to retain and attract quality directors, officers and key employees through the granting of equity incentives. As of December 31, 2006, the Company had 1.1 million shares available for issuance under the 2000 Stock Incentive Plan and another existing plan, and 0.1 million shares available for issuance under the Non-Employee Directors' Compensation Plan.

16. EARNINGS PER SHARE

In accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. For the Company, diluted earnings per share is computed by dividing net income available to common stockholders as adjusted, by the weighted average number of common shares after considering the additional dilution related to convertible subordinated notes, restricted common stock plans, and stock options and warrants.

A reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation is as follows (in thousands, except per share data):

	For the Years Ended December 31,		
	2006	2005	2004
NUMERATOR			
Basic:			
Income from continuing operations after preferred stock distributions	$ **105,239**	$ 50,564	$ 60,193
Income (loss) from discontinued operations, net of taxes	**-**	(442)	888
Net income available to common stockholders	$ **105,239**	$ 50,122	$ 61,081
Diluted:			
Income from continuing operations after preferred stock distributions	$ **105,239**	$ 50,564	$ 60,193
Interest expense applicable to convertible notes, net of taxes	**-**	129	720
Diluted income from continuing operations after preferred stock distributions	**105,239**	50,693	60,913
Income (loss) from discontinued operations, net of taxes	**-**	(442)	888
Diluted net income available to common stockholders	$ **105,239**	$ 50,251	$ 61,801
DENOMINATOR			
Basic:			
Weighted average common shares outstanding	**59,857**	57,713	52,589
Diluted:			
Weighted average common shares outstanding	**59,857**	57,713	52,589
Effect of dilutive securities:			
Stock options and warrants	**1,509**	1,724	1,952
Convertible notes	**-**	816	5,043
Restricted stock-based compensation	**163**	170	87
Weighted average shares and assumed conversions	**61,529**	60,423	59,671
BASIC EARNINGS (LOSS) PER SHARE:			
Income from continuing operations after preferred stock distributions	$ **1.76**	$ 0.88	$ 1.14
Income (loss) from discontinued operations, net of taxes	**-**	(0.01)	0.02
Net income available to common stockholders	$ **1.76**	$ 0.87	$ 1.16
DILUTED EARNINGS (LOSS) PER SHARE:			
Income from continuing operations after preferred stock distributions	$ **1.71**	$ 0.84	$ 1.02
Income (loss) from discontinued operations, net of taxes	**-**	(0.01)	0.02
Net income available to common stockholders	$ **1.71**	$ 0.83	$ 1.04

17. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

General. The nature of the Company's business results in claims and litigation alleging that it is liable for damages arising from the conduct of its employees, inmates or others. The nature of such claims include, but is not limited to, claims arising from employee or inmate misconduct, medical malpractice, employment matters, property loss, contractual claims, and personal injury or other damages resulting from contact with the Company's facilities, personnel or prisoners, including damages arising from a prisoner's escape or from a disturbance or riot at a facility. The Company maintains insurance to cover many of these claims, which may mitigate the risk that any single claim would have a material effect on the Company's consolidated financial position, results of operations, or cash flows, provided the claim is one for which coverage is available. The combination of self-insured retentions and deductible amounts means that, in the aggregate, the Company is subject to substantial self-insurance risk.

The Company records litigation reserves related to certain matters for which it is probable that a loss has been incurred and the range of such loss can be estimated. Based upon management's review of the potential claims and outstanding litigation and based upon management's experience and history of estimating losses, management believes a loss in excess of amounts already recognized would not be material to the Company's financial statements. In the opinion of management, there are no pending legal proceedings that would have a material effect on the Company's consolidated financial position, results of operations, or cash flows. Any receivable for insurance recoveries is recorded separately from the corresponding litigation reserve, and only if recovery is determined to be probable. Adversarial proceedings and litigation are, however, subject to inherent uncertainties, and unfavorable decisions and rulings could occur which could have a material adverse impact on the Company's consolidated financial position, results of operations, or cash flows for the period in which such decisions or rulings occur, or future periods. Expenses associated with legal proceedings may also fluctuate from quarter to quarter based on changes in the Company's assumptions, new developments, or by the effectiveness of the Company's litigation and settlement strategies.

Insurance Contingencies

Each of the Company's management contracts and the statutes of certain states require the maintenance of insurance. The Company maintains various insurance policies including employee health, workers' compensation, automobile liability, and general liability insurance. These policies are fixed premium policies with various deductible amounts that are self-funded by the Company. Reserves are provided for estimated incurred claims for which it is probable that a loss has been incurred and the range of such loss can be estimated.

Guarantees

Hardeman County Correctional Facilities Corporation ("HCCFC") is a nonprofit, mutual benefit corporation organized under the Tennessee Nonprofit Corporation Act to purchase, construct, improve, equip, finance, own and manage a detention facility located in Hardeman County, Tennessee. HCCFC was created as an instrumentality of Hardeman County to implement the County's incarceration agreement with the state of Tennessee to house certain inmates.

During 1997, HCCFC issued $72.7 million of revenue bonds, which were primarily used for the construction of a 2,016-bed medium security correctional facility. In addition, HCCFC entered into a construction and management agreement with the Company in order to assure the timely and coordinated acquisition, construction, development, marketing and operation of the correctional facility.

HCCFC leases the correctional facility to Hardeman County in exchange for all revenue from the operation of the facility. HCCFC has, in turn, entered into a management agreement with the Company for the correctional facility.

In connection with the issuance of the revenue bonds, the Company is obligated, under a debt service deficit agreement, to pay the trustee of the bond's trust indenture (the "Trustee") amounts necessary to pay any debt service deficits consisting of principal and interest requirements (outstanding principal balance of $52.0 million at December 31, 2006 plus future interest payments), if there is any default. In addition, in the event the state of Tennessee, which is currently utilizing the facility to house certain inmates, exercises its option to purchase the correctional facility, the Company is also obligated to pay the difference between principal and interest owed on the bonds on the date set for the redemption of the bonds and amounts paid by the state of Tennessee for the facility plus all other funds on deposit with the Trustee and available for redemption of the bonds. Ownership of the facility reverts to the state of Tennessee in 2017 at no cost. Therefore, the Company does not currently believe the state of Tennessee will exercise its option to purchase the facility. At December 31, 2006, the outstanding principal balance of the bonds exceeded the purchase price option by $12.9 million. The Company also maintains a restricted cash account of $5.6 million as collateral against a guarantee it has provided for a forward purchase agreement related to the bond issuance.

Retirement Plan

All employees of the Company are eligible to participate in the Corrections Corporation of America 401(k) Savings and Retirement Plan (the "Plan") upon reaching age 18 and completing one year of qualified service. Eligible employees may contribute up to 90% of their eligible compensation subject to IRS limitations. For the years ended December 31, 2006, 2005, and 2004, the Company provided a discretionary matching contribution equal to 100% of the employee's contributions up to 5% of the employee's eligible compensation to employees with at least one thousand hours of employment in the plan year, and who were employed by the Company on the last day of the plan year. Employer contributions and investment earnings or losses thereon become vested 20% after two years of service, 40% after three years of service, 80% after four years of service, and 100% after five or more years of service.

During the years ended December 31, 2006, 2005, and 2004, the Company's discretionary contributions to the Plan, net of forfeitures, were $7.5 million, $6.8 million, and $6.0 million, respectively.

Deferred Compensation Plans

During 2002, the compensation committee of the board of directors approved the Company's adoption of two non-qualified deferred compensation plans (the "Deferred Compensation Plans") for non-employee directors and for certain senior executives that elect not to participate in the Company's 401(k) Plan. The Deferred Compensation Plans are unfunded plans maintained for the purpose of providing the Company's directors and certain of its senior executives the opportunity to defer a portion of their compensation. Under the terms of the Deferred Compensation Plans, certain senior executives may elect to contribute on a pre-tax basis up to 50% of their base salary and up to 100% of their cash bonus, and non-employee directors may elect to contribute on a pre-tax basis up to 100% of their director retainer and meeting fees. The Company matches 100% of employee contributions up to 5% of total cash compensation. The Company also contributes a fixed rate of return on balances in the Deferred Compensation Plans, determined at the beginning of each plan year. Matching contributions and investment earnings thereon vest over a three-year period from the date of each contribution. Vesting provisions of the Plan were amended effective January 1, 2005 to conform with the vesting provisions of the Company's 401(k) Plan for all matching contributions beginning in 2005. Distributions are generally payable no earlier than five years subsequent to the date an individual becomes a participant in the Plan, or upon termination of employment (or the date a director ceases to serve as a director of the Company), at the election of the participant, but not later than the fifteenth day of the month following the month the individual attains age 65.

During 2006, 2005 and 2004, the Company provided a fixed return of 7.5%, 7.5% and 7.7%, respectively, to participants in the Deferred Compensation Plans. The Company has purchased life insurance policies on the lives of certain employees of the Company, which are intended to fund distributions from the Deferred Compensation Plans. The Company is the sole beneficiary of such policies. At the inception of the Deferred Compensation Plans, the Company established an irrevocable Rabbi Trust to secure the plans' obligations. However, assets in the Deferred Compensation Plans are subject to creditor claims in the event of bankruptcy. During 2006, 2005 and 2004, the Company recorded $256,000, $194,000 and $162,000, respectively, of matching contributions as general and administrative expense associated with the Deferred Compensation Plans. As of December 31, 2006 and 2005, the Company's liability related to the Deferred Compensation Plans was $3.6 million and $2.4 million, respectively, which was reflected in accounts payable, accrued expenses and other liabilities in the accompanying balance sheets.

Employment and Severance Agreements

The Company currently has employment agreements with several of its executive officers, which provide for the payment of certain severance amounts upon termination of employment under certain circumstances or a change of control, as defined in the agreements.

18. SEGMENT REPORTING

As of December 31, 2006, the Company owned and managed 40 correctional and detention facilities, and managed 25 correctional and detention facilities it does not own. Management views the Company's operating results in two reportable segments: owned and managed correctional and detention facilities and managed-only correctional and detention facilities. The accounting policies of the reportable segments are the same as those described in Note 2. Owned and managed facilities include the operating results of those facilities owned and managed by the Company. Managed-only facilities include the operating results of those facilities owned by a third party and managed by the Company. The Company measures the operating performance of each facility within the above two reportable segments, without differentiation, based on facility contribution. The Company defines facility contribution as a facility's operating income or loss from operations before interest, taxes, depreciation and amortization. Since each of the Company's facilities within the two reportable segments exhibit similar economic characteristics, provide similar services to governmental agencies, and operate under a similar set of operating procedures and regulatory guidelines, the facilities within the identified segments have been aggregated and reported as one reportable segment.

The revenue and facility contribution for the reportable segments and a reconciliation to the Company's operating income is as follows for the three years ended December 31, 2006, 2005, and 2004 (in thousands):

	For the Years Ended December 31,		
	2006	2005	2004
Revenue:			
Owned and managed	**$ 960,543**	$ 840,800	$ 787,397
Managed-only	**350,968**	333,051	315,633
Total management revenue	**1,311,511**	1,173,851	1,103,030
Operating expenses:			
Owned and managed	**652,740**	598,786	563,058
Managed-only	**300,356**	278,650	261,609
Total operating expenses	**953,096**	877,436	824,667
Facility contribution:			
Owned and managed	**307,803**	242,014	224,339
Managed-only	**50,612**	54,401	54,024
Total facility contribution	**358,415**	296,415	278,363
Other revenue (expense):			
Rental and other revenue	**19,577**	18,789	23,357
Other operating expense	**(20,797)**	(21,357)	(25,699)
General and administrative expense	**(63,593)**	(57,053)	(48,186)
Depreciation and amortization	**(67,673)**	(59,882)	(54,445)
Operating income	**$ 225,929**	$ 176,912	$ 173,390

The following table summarizes capital expenditures for the reportable segments for the years ended December 31, 2006, 2005, and 2004 (in thousands):

	For the Years Ended December 31,		
	2006	2005	2004
Capital expenditures:			
Owned and managed	**$ 126,819**	$ 90,515	$ 84,691
Managed-only	**19,936**	5,288	5,137
Corporate and other	**19,656**	19,292	40,899
Discontinued operations	**-**	-	44
Total capital expenditures	**$ 166,411**	$ 115,095	$ 130,771

The assets for the reportable segments are as follows (in thousands):

	December 31,	
	2006	2005
Assets:		
Owned and managed	**$ 1,792,348**	$ 1,672,941
Managed-only	**119,044**	92,101
Corporate and other	**339,468**	321,271
Total assets	**$ 2,250,860**	$ 2,086,313

19. SUBSEQUENT EVENTS

During February 2007, the Company issued 145,000 shares of restricted common stock to the Company's employees, with an aggregate value of $7.7 million. Unless earlier vested under the terms of the restricted stock, 73,000 shares issued to officers and executive officers are subject to vesting over a three year period based upon satisfaction of certain performance criteria for the fiscal years ending December 31, 2007, 2008 and 2009. No more than one third of such shares may vest in the first performance period; however, the performance criteria are cumulative for the three year period. Unless earlier vested under the terms of the restricted stock, the remaining 72,000 shares of restricted stock issued to certain other employees of the Company vest during 2010.

20. SELECTED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Selected quarterly financial information for each of the quarters in the years ended December 31, 2006 and 2005 is as follows (in thousands, except per share data):

	March 31, 2006	June 30, 2006	September 30, 2006	December 31, 2006
Revenue	$ 316,014	$ 326,220	$ 339,267	$ 349,587
Operating income	49,900	55,119	56,229	64,681
Net income	21,329	25,628	26,130	32,152
Basic earnings per share:				
Net income	$ 0.36	$ 0.43	$ 0.44	$ 0.53
Diluted earnings per share:				
Net income	$ 0.35	$ 0.42	$ 0.42	$ 0.52

	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenue	$ 280,887	$ 290,189	$ 304,367	$ 317,197
Operating income	39,562	38,225	48,694	50,431
Income (loss) from discontinued operations, net of taxes	(620)	427	-	(249)
Net income (loss)	(8,939)	14,863	20,793	23,405
Basic earnings (loss) per share:				
Net income (loss)	$ (0.16)	$ 0.25	$ 0.35	$ 0.40
Diluted earnings (loss) per share:				
Net income (loss)	$ (0.16)	$ 0.25	$ 0.34	$ 0.39

Appendix to 2006 Annual Report

Reconciliation of Non-GAAP Disclosures

CALCULATION OF ADJUSTED DILUTED EARNINGS PER SHARE

	2006	2005	2004
Net income available to common stockholders	$ 105,239	$ 50,122	$ 61,081
Special items:			
Expenses associated with debt refinancing and recapitalization transactions	982	35,269	101
Stock option compensation expense associated with accelerated vesting	-	989	-
Income tax benefit for special items	(361)	(12,587)	(41)
Adjusted net income available to common stockholders	105,860	73,793	61,141
Interest expense applicable to convertible notes, net of taxes	-	129	720
Diluted adjusted net income available to common stockholders	$ 105,860	$ 73,922	$ 61,861
Weighted average common shares outstanding - basic	59,857	57,713	52,589
Effect of dilutive securities:			
Stock options and warrants	1,509	1,724	1,952
Convertible notes	-	816	5,043
Restricted stock-based compensation	163	170	87
Weighted average shares and assumed conversions - diluted	61,529	60,423	59,671
Adjusted Diluted Earnings Per Share	$ 1.72	$ 1.22	$ 1.04

CALCULATION OF ADJUSTED FREE CASH FLOW

	2006	2005	2004
Pre-tax income available to common stockholders	$ **166,388**	$ 77,010	$ 102,595
Expenses associated with debt refinancing and recapitalization transactions	**982**	35,269	101
Income taxes paid	**(13,690)**	(15,776)	(3,511)
Depreciation and amortization	**67,673**	59,882	54,445
Depreciation and amortization for discontinued operations	-	186	129
Income tax (benefit) expense for discontinued operations	-	(217)	542
Stock-based compensation reflected in G&A expenses	**4,840**	2,673	-
Amortization of debt costs and other non-cash interest	**4,433**	5,341	6,750
Maintenance and technology capital expenditures	**(50,001)**	(36,205)	(48,423)
Adjusted free cash flow	$ **180,625**	$ 128,163	$ 112,628

CALCULATION OF ADJUSTED EBITDA

	2006	2005	2004
Net income	$ 105,239	$ 50,122	$ 62,543
Interest expense, net	58,783	63,928	69,177
Depreciation and amortization	67,673	59,882	54,445
Income tax (benefit) expense	61,149	26,888	41,514
(Income) loss from discontinued operations, net of taxes	-	442	(888)
EBITDA	292,844	201,262	226,791
Stock option compensation expense associated with accelerated vesting	-	989	-
Expenses associated with debt refinancing and recapitalization transactions	982	35,269	101
Adjusted EBITDA	$ 293,826	$ 237,520	$ 226,892

NOTE TO NON-GAAP FINANCIAL INFORMATION

Net income excluding special charges (Adjusted Diluted Earnings Per Share), EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are non-GAAP financial measures. The Company believes that these measures are important operating measures that supplement discussion and analysis of the Company's results of operations and are used to review and assess operating performance of the Company and its correctional facilities and their management teams. The Company believes that it is useful to provide investors, lenders and security analysts disclosures of its results of operations on the same basis as that used by management.

Management and investors review both the Company's overall performance (including GAAP EPS, net income, Adjusted Diluted Earnings Per Share and Adjusted Free Cash Flow) and the operating performance of the Company's correctional facilities (EBITDA and Adjusted EBITDA). EBITDA and Adjusted EBITDA are useful as supplemental measures of the performance of the Company's correctional facilities because they do not take into account depreciation and amortization, tax provisions, or with respect to Adjusted EBITDA, the impact of the Company's financing strategies. Because the historical cost accounting convention used for real estate assets requires depreciation (except on land), this accounting presentation assumes that the value of real estate assets diminishes at a level rate over time. Because of the unique structure, design and use of the Company's correctional facilities, management believes that assessing performance of the Company's correctional facilities without the impact of depreciation or amortization is useful. The calculation of Adjusted Free Cash Flow substitutes capital expenditures incurred to maintain the functionality and condition of the Company's correctional facilities in lieu of a provision for depreciation; Adjusted Free Cash Flow also excludes certain other non-cash expenses that do not affect the Company's ability to service debt.

The Company may make adjustments to GAAP net income, Adjusted EBITDA and Adjusted Free Cash Flow from time to time for certain other income and expenses that it considers non-recurring, infrequent or unusual, such as the special charges in the preceding calculation of earnings per diluted share excluding special charges (Adjusted Diluted Earnings Per Share), even though such items may require cash settlement, because such items do not reflect a necessary component of the ongoing operations of the Company. Other companies may calculate Adjusted Diluted Earnings Per Share, EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow differently than the Company does, or adjust for other items, and therefore comparability may be limited. EPS excluding special charges (Adjusted Diluted Earnings Per Share), EBITDA, Adjusted EBITDA and Adjusted Free Cash Flow are not measures of performance under GAAP, and should not be considered as an alternative to cash flows from operating activities, a measure of liquidity or an alternative to net income as indicators of the Company's operating performance or any other measure of performance derived in accordance with GAAP. This data should be read in conjunction with the Company's consolidated financial statements and related notes included in its filings with the Securities and Exchange Commission.

Corporate Office
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215
(615) 263-3000
Website:
www.correctionscorp.com

Stock Information
Our Common Stock is listed on the New York Stock Exchange, under the symbol CXW.

Stock Transfer Agent and Registrar
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
800-937-5449

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the registrar and transfer agent at the address above.

Form 10-K and NYSE Certifications
Upon written request, we will provide without charge a copy of our Form 10-K for the fiscal year ended December 31, 2006. Requests should be directed to:

Investor Relations
Corrections Corporation of America
10 Burton Hills Boulevard
Nashville, TN 37215

Our Form 10-K is also available on our website at www.correctionscorp.com.

The Company has submitted an unqualified Section 12(a) CEO Certification to the NYSE in 2006, pursuant to Section 303A.12 of the NYSE Listed Company Manual. The Company filed with the SEC the CEO/CFO Certifications required under Section 302 of the Sarbanes-Oxley Act of 2002 as an exhibit to the Company's Annual Report on Form 10-K for 2006.

Annual Meeting of Stockholders
Our Annual Meeting will be held on Thursday, May 10, 2007 at 10:00 a.m., Central Daylight Savings Time at our corporate headquarters, 10 Burton Hills Boulevard, Nashville, Tennessee. Detailed information about the meeting is contained in our Notice of Annual Meeting of Stockholders and Proxy Statement.



10 Burton Hills Boulevard
Nashville, TN 37215

END